      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1998


                                                      REGISTRATION NO. 333-51007
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                NETGRAVITY, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7372                  77-0410283
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                                NETGRAVITY, INC.
                       1700 S. AMPHLETT BLVD., SUITE 350
                              SAN MATEO, CA 94402
                                 (650) 655-4777
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                 JOHN W. DANNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                NETGRAVITY, INC.
                       1700 S. AMPHLETT BLVD., SUITE 350
                              SAN MATEO, CA 94402
                                 (650) 655-4777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

        LARRY W. SONSINI, ESQ.                    SCOTT C. DETTMER, ESQ.
      JAMES N. STRAWBRIDGE, ESQ.                  CARLA S. NEWELL, ESQ.
        JON C. GONZALES, ESQ.                 WILLIAM E. GROWNEY, JR., ESQ.
    CHRISTOPHER G. NICHOLSON, ESQ.               KIRIL DOBROVOLSKY, ESQ.
   WILSON SONSINI GOODRICH & ROSATI        GUNDERSON DETTMER STOUGH VILLENEUVE
       PROFESSIONAL CORPORATION                 FRANKLIN & HACHIGIAN, LLP
          650 PAGE MILL ROAD                      155 CONSTITUTION AVE.
         PALO ALTO, CA 94304                       MENLO PARK, CA 94025
            (650) 493-9300                            (650) 321-2400

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /



    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 15, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  [LOGO]


                                3,000,000 SHARES
                                  COMMON STOCK



    All of the 3,000,000 shares of Common Stock offered hereby are being sold by NetGravity, Inc. ("NetGravity" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "NETG."

                              -------------------

          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $



(1) The Company and certain of the Company's stockholders (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses of the offering payable by the Company, estimated at $1,300,000.



(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 250,000 and 200,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Principal and Selling Stockholders" and "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $         , $         , $         and $         , respectively. See
    "Underwriting."

                              -------------------

    The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about       , 1998.

BANCAMERICA ROBERTSON STEPHENS

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                                        FIRST ALBANY CORPORATION

                  THE DATE OF THIS PROSPECTUS IS        , 1998

EDGAR COLORWORK DESCRIPTIONS:

INSIDE FRONT COVER OF PROSPECTUS:

    TITLE:  Software solutions for online advertising and direct marketing


    INTRO PARAGRAPH: NetGravity is the leading provider of mission-critical online advertising and direct marketing software solutions. At the core of NetGravity's is its AdServer product family, which is designed to enable customers to improve response rates by targeting advertisements to individual users and to increase efficiency by automating certain advertising and direct marketing business processes. These features are designed to enhance customers' ability to generate revenue from sales of advertising space and from direct marketing campaigns.


    GRAPHIC DEPICTING FUNCTIONS OF ADSERVER

    CAPTION 1:


    1) MANAGE AND SCHEDULE ADVERTISING AND DIRECT MARKETING OFFERS. NetGravity solutions analyze historical data, forecast advertising inventory capacities and deliver up-to-date availability reports.


    CAPTION 2:


    2) DELIVER THE RIGHT MESSAGE TO THE RIGHT PERSON. AdServer is designed to enhance customers' ability to generate revenue through capabilities such as targeting advertisements to individual users and groups of users.


    CAPTION 3:


    3) TEST, TRACK AND FINE-TUNE MESSAGES. Report-generating functions reveal important information about how an online advertisement, group of advertisements or direct marketing message is performing.


INSIDE GATEFOLD:

    TITLE: NetGravity helps businesses build online relationships with consumers.

    INTRO PARAGRAPH:

    The competitive nature of the global marketplace requires merchants to continually seek out and obtain new customers while preserving their relationships with current customers. To help build these relationships online, NetGravity markets and supports three solutions, AdServer Enterprise, AdServer Network and AdCenter, designed to support the needs of companies in the online advertising and direct marketing industry.

    NetGravity's solutions, together with its broad range of professional services and support capabilities, are designed to enhance the effectiveness and efficiency of the entire online advertising and direct marketing supply chain: merchants (vendors of products and services), advertising agencies, and content publishers (including advertising networks).

    UPPER RIGHT-HAND CORNER CAPTIONS:
    - Manage and schedule advertising and direct marketing offers.
    - Deliver the right message to the right person.
    - Test, track and fine-tune messages.

    GRAPHIC INTRO: How NetGravity AdServer solutions can be used to facilitate Internet business.

    GRAPHIC DEPICTING ADSERVER'S ROLE IN ONLINE ADVERTISING AND DIRECT MARKETING

    CAPTIONS 1-7:

        1) An individual consumer surfs the Web.

        2) The consumer encounters a site that piques interest.

        3) A targeted advertisement is delivered to the consumer in real-time by NetGravity AdServer.

        4) The consumer clicks on the advertisement.

        5) By means of a link, the consumer is sent to the merchant's site.

        6) NetGravity AdServer delivers a targeted direct marketing offer to the consumer.

        7) NetGravity AdServer assists the merchant in collecting data for future use.

INSIDE BACK COVER OF PROSPECTUS:

    TITLE: A Few of Our Customers

    INTRO PARAGRAPH:

    NetGravity provides mission-critical online advertising and direct marketing software solutions for merchants, advertising agencies and content publishers.

    CONTENT: 10 branded logos above a textual list of ~ 100 customer names.

    Company logos for this sheet:

      Netscape Communications

      J. Walter Thompson

      CNN Interactive

      Time Inc. New Media

      WhoWhere?

      E*TRADE

      Real Cities (Knight-Ridder New Media)

      ONSALE

      Virgin Net

      @Home Network

    NetGravity is a trademark of NetGravity, Inc. This Prospectus also contains additional trademarks and tradenames of NetGravity and of other companies.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Summary...................................................................     4
Risk Factors..............................................................     6
Use of Proceeds...........................................................    21
Dividend Policy...........................................................    21
Capitalization............................................................    22
Dilution..................................................................    23
Selected Consolidated Financial Data......................................    24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    25
Business..................................................................    36
Management................................................................    53
Certain Transactions......................................................    64
Principal and Selling Stockholders........................................    67
Description of Capital Stock..............................................    69
Shares Eligible for Future Sale...........................................    72
Underwriting..............................................................    74
Legal Matters.............................................................    76
Experts...................................................................    76
Additional Information....................................................    76
Index to Consolidated Financial Statements................................   F-1


                            ------------------------

    The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and to make available quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year.

    The Company was incorporated in Delaware in September 1995. The Company's principal executive offices are located at 1700 S. Amphlett Blvd., Suite 350, San Mateo, California 94402 and its telephone number at that address is (650) 655-4777.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION DISCUSSED UNDER "RISK FACTORS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


                                  THE COMPANY

    NetGravity is the leading provider of online advertising and direct marketing software solutions. A pioneer in the online advertising management software market, the Company believes that it was the first company to provide such commercial software to major online content publishers and has recently expanded into the market for online direct marketing software solutions. The Company develops, markets and supports its mission-critical AdServer family of software products which, together with its full range of professional services and support capabilities, are designed to enhance the effectiveness and efficiency of each constituent in the online advertising and direct marketing supply chain: merchants (vendors of products and services), advertising agencies and content publishers (including advertising networks). The Company markets and sells its products and services primarily through its field sales and telesales organizations and maintains sales and support operations in North America, Europe and Asia Pacific. To date, the Company has sold its software and services to over 225 customers, including 37 of the content publishers listed in CMR's Interwatch (formerly Jupiter's AdSpend) list of the top 100 revenue-generating online content publishers for the eight months ended August 31, 1997. The Company's customers include @Home Network, CNN Interactive, E*TRADE, J. Walter Thompson, Netscape Communications, ONSALE, Real Cities (Knight-Ridder New Media), Time Inc. New Media, Virgin Net and WhoWhere?.


    The competitive nature of the global marketplace requires merchants to continually seek out and obtain new customers while preserving their relationships with existing customers. Historically, merchants have communicated with consumers through advertising in traditional media (such as print, television and radio) and through traditional direct marketing channels (such as telemarketing and direct mail) to establish and maintain their brand identities, introduce new products, announce improved product features and target offers to potential and current customers.


    The dramatic growth of the Internet in recent years has led, and continues to lead, merchants, advertising agencies and content publishers to devote increasing resources toward developing and improving their utilization of the Internet as a medium for advertising and direct marketing. The Web provides advertisers with the opportunity to cost-effectively reach global audiences and to target their advertising based on consumers' demographic characteristics, specific interests and geographic location. IDC has estimated that online advertising spending in the United States would increase from $551 million in 1997 to $4.0 billion in 2001. Similarly, the Internet has the potential to enable direct marketers to increase response rates and reduce cost-per-transaction by targeting and delivering direct marketing campaigns to consumers based on their specific demographics, characteristics and interests. Jupiter Communications estimates that expenditures on online direct marketing were $86.0 million in 1997 and will exceed $1.3 billion in 2002.



    As merchants, advertising agencies and content publishers increase their online presence, they require comprehensive, reliable and scalable software solutions to allow them to effectively and efficiently leverage the power of the Internet for advertising and direct marketing. To address this need, the NetGravity AdServer family of software products is designed to enable customers to increase their revenue from online advertising and direct marketing by improving response rates through consumer targeting and to enable customers to reduce their administrative expenses by automating certain advertising and direct marketing business processes. In addition, as the Company's software delivers advertisements, it gathers consumer viewing and response data. This data is retained by the Company's customers and can be used to more precisely target future advertisements. NetGravity's solutions, which include AdServer Enterprise, AdServer Network and the AdCenter service, are designed to be extensible and robust systems for deploying advertising and direct marketing management solutions on the Internet. The NetGravity AdServer family of software products utilizes a common fault-tolerant, scalable architecture for real-time delivery of targeted advertisements, a management system for tracking advertising inventory and a customizable reporting and analysis system allowing AdServer users to better understand their customers.


    To complement its software solutions, the Company offers worldwide consulting, technical support and training to its customers through its professional services organization. To help customers develop strong online advertising and direct marketing businesses, the Company has built a consulting organization capable of offering technical and business expertise to implement customer solutions. These services consist of implementation, system extension and migration services as well as other advanced services. The Company also provides its customers with an extensive array of ongoing support services, including software updates, telephone support and product and Internet advertising education.

    The Company's objective is to extend its leadership position in the online advertising and direct marketing industry by establishing AdServer as the standard customer acquisition and retention solution for online merchants, advertising agencies and content publishers. The Company is seeking to meet its objective by extending its leadership in online advertising solutions, establishing leadership in online direct marketing solutions, maximizing customer value, enabling efficient advertising buying on the Internet, expanding and leveraging alliances with key business and technology partners and expanding its international presence.

                                  THE OFFERING


Common Stock offered by the Company...............  3,000,000 shares

Common Stock to be outstanding after the
  Offering........................................  13,257,210 shares(1)

Use of Proceeds...................................  For repayment of certain indebtedness, working capital and general corporate purposes. See
                                                    "Use of Proceeds."

Proposed Nasdaq National Market symbol............  NETG


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PERIOD FROM      YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                                   SEPTEMBER 5, 1995           31,                MARCH 31,
                                                                    (INCEPTION) TO     --------------------  --------------------
                                                                   DECEMBER 31, 1995     1996       1997       1997       1998
                                                                  -------------------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Total revenues..................................................       $      --       $   1,939  $   6,358  $   1,353  $   2,003
Loss from operations............................................            (191)         (4,681)    (6,872)    (1,154)    (2,830)
Net loss........................................................            (195)         (4,627)    (6,882)    (1,160)    (2,800)
Basic and diluted net loss per share(2).........................       $   (0.19)      $   (2.19) $   (2.46) $   (0.55) $   (0.93)
Shares used in per share calculation(2).........................           1,006           2,111      2,799      2,121      3,025


                                                                                                          MARCH 31, 1998
                                                                                                     -------------------------
                                                                                                      ACTUAL    AS ADJUSTED(3)
                                                                                                     ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................................................  $   6,318    $   31,173
Working capital....................................................................................      2,682        28,676
Total assets.......................................................................................     11,832        36,687
Notes payable......................................................................................      1,745            --
Stockholders' equity...............................................................................      3,559        30,159


---------


(1) Based on shares outstanding as of April 30, 1998. Excludes, as of April 30, 1998, (i) 1,723,441 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 Stock Option Plan at a weighted average exercise price of $1.83 per share and 241,639 shares of Common Stock reserved for future issuance thereunder and (ii) 27,650 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.22 per share. Also excludes an aggregate of 2,400,000 shares of Common Stock reserved for future issuance after April 30, 1998 under the Company's 1998 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. See "Management--Employee Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.


(2) See Note 1 of Notes to Consolidated Financial Statements for the determination of shares used in computing basic and diluted net loss per share.


(3) Adjusted to reflect the sale of 3,000,000 shares of Common Stock by the Company at the assumed initial public offering price of $10.00 per share (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom.


                         ------------------------------


    EXCEPT AS OTHERWISE INDICATED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "PRINCIPAL AND SELLING STOCKHOLDERS" AND "UNDERWRITING." EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) HAS BEEN ADJUSTED TO GIVE EFFECT TO A 1-FOR-2.2 REVERSE SPLIT OF THE COMPANY'S COMMON STOCK, WHICH HAS BEEN APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND STOCKHOLDERS, TO BE EFFECTED PRIOR TO THE DATE OF THIS PROSPECTUS, (II) REFLECTS THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK IMMEDIATELY PRIOR TO THE CLOSING OF THE OFFERING AND (III) REFLECTS THE FILING OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH, AMONG OTHER THINGS, WILL INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK TO 50,000,000 AND WILL AUTHORIZE 5,000,000 SHARES OF UNDESIGNATED PREFERRED STOCK. SEE "DESCRIPTION OF CAPITAL STOCK" AND NOTE 5 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. UNLESS OTHERWISE INDICATED, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR TO "NETGRAVITY" REFER TO NETGRAVITY, INC., A DELAWARE CORPORATION, TOGETHER WITH ITS WHOLLY-OWNED SUBSIDIARIES, NETGRAVITY EUROPE LIMITED AND NETGRAVITY ASIA PACIFIC K.K.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES; ANTICIPATED CONTINUED LOSSES

    The Company was incorporated in September 1995 and therefore has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets, such as the markets for online advertising and direct marketing solutions. To address these risks, the Company must, among other things, effectively develop new relationships and maintain existing relationships with its customers, business and technology partners and other third parties, develop and upgrade its technology, improve its technical support and service, respond to competitive developments, implement and improve operational, financial and managerial information systems and attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, results of operations or financial condition. Additionally, the limited operating history of the Company makes the prediction of future operating results difficult or impossible, and there can be no assurance that the Company's revenues will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate cash from operations in future periods. Since inception, the Company has incurred significant operating and net losses and, as of March 31, 1998, had an accumulated deficit of $14.5 million. The Company anticipates that its operating expenses will increase substantially in the foreseeable future as it exploits new market opportunities for its products and services, funds greater levels of research and development, increases its sales and marketing operations, develops new distribution channels, improves its operational and financial systems and broadens its customer support capabilities. Accordingly, the Company expects to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels, which in turn will increase the Company's accumulated deficit. Additionally, although the Company has experienced revenue growth in recent periods, due to the Company's limited operating history, such results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY; POSSIBLE
  PRICE EROSION

    As a result of the Company's limited operating history, the Company does not have relevant historical financial data for a significant number of periods on which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on the Company's expectations as to future revenues. Since the Company's expenses are to a large extent fixed in the short term, the Company may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues in relation to the Company's expectations would have an immediate material adverse effect on the Company's business, results of operations and financial condition and net losses in a given quarter would be even greater than expected.

    The Company's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include: (i) varying demand for the Company's products and services, (ii) the Company's success in addressing new and related market opportunities, (iii) the introduction of new or enhanced online advertising or direct marketing solutions by the Company or its competitors,
(iv) changes in the market demand for online advertising and direct marketing software, (v) market acceptance of new products and services offered by the Company, (vi) the timing and size of individual license transactions, (vii) the sales and implementation cycles of the Company's customers, (viii) the addition or loss of customers, (ix) the mix between software licenses, software upgrades and consulting and support revenues, (x) the mix between domestic and international revenues, (xi) the amount of advertising budgets committed to online advertising and direct marketing activities by the Company's current and prospective customers, (xii) price changes or changes in pricing models by the Company or its competitors, (xiii) the mix of distribution channels through which the Company's products are sold,
(xiv) increasing complexity of the Company's products resulting in higher costs to develop and maintain, which may not be recouped by increased prices, (xv) the loss of key employees and the time required to train new hires, particularly sales, consulting and customer support personnel, (xvi) the ability to penetrate markets outside of North America, (xvii) the incurrence of costs relating to possible acquisitions of technology or businesses, (xviii) seasonality related to slower European sales in the third quarter and a shorter implementation period in the fourth quarter, (xix) the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, and (xx) general economic conditions.

    Historically, a significant portion of the Company's revenue for a given quarter has been recognized in the last month of that quarter, and the Company expects this trend to continue. In particular, because the Company's revenue recognition policy requires that the implementation of AdServer be substantially completed before recognition of software license revenue, any delay in the implementation of the Company's products at the end of a quarter could materially adversely affect operating results for that quarter. The Company's revenues are also likely to fluctuate due to factors that impact prospective customers of the Company's products. Expenditures by these customers tend to vary in cycles that reflect overall economic conditions and budgeting and buying patterns. The Company's business could be materially adversely affected by a decline in the economic prospects of its customers or the economy generally, which could alter current or prospective customers' spending priorities or budget cycles or extend the Company's sales cycle with respect to certain customers. In addition, the Company plans to increase its operating expenses to exploit new market opportunities for its products and services, fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, improve its operational and financial systems and broaden its customer support capabilities. To the extent that such expenses precede or do not correspond with increased revenues, the Company's business, results of operations or financial condition could be materially adversely affected and net losses in a given quarter would be even greater than expected.

    Since the markets for online advertising and direct marketing are in the early stages of development, there can be no assurance that the Company's model for pricing of its products and services will remain an acceptable pricing model. If pricing or gross margins on the Company's products and services decline because a new pricing model develops or the Company's competitors offer products and services at lower prices than the Company, the Company's business, results of operations or financial condition could be materially adversely effected. The terms of the Company's agreement with its customers typically contain a perpetual license, a one-year renewable subscription for product upgrades and a one-year renewable support agreement. If the Company's customers do not renew their subscription and support agreements, the Company's business, results of operations and financial condition would be materially adversely effected.

    Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore it is possible that in some future quarters the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock will likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

RISKS ASSOCIATED WITH EMERGING MARKETS

    The market for online advertising and direct marketing has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Since the Company expects to derive substantially all of its revenues in the foreseeable future from sales of its online advertising and direct marketing software solutions, the Company is highly dependent on the continued use of the Internet for information, entertainment and other purposes and, in particular, on the increased use of the Internet as an advertising and direct marketing medium.

    ONLINE ADVERTISING. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media (such as print, television and radio). Many advertisers have limited or no experience using the Internet as an advertising medium, have not devoted a significant portion of their advertising expenditures to online advertising and may not find online advertising to be effective for promoting their products and services relative to advertising using traditional media. The adoption of online advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Advertisers that have historically relied on traditional media for advertising may be particularly reluctant or slow to adopt online advertising. In addition, most of the Company's current and potential Web publisher customers have limited or no experience in generating revenues from the sale of advertising space on their Web sites. Further, advertisers and advertising agencies that have invested substantial resources in traditional methods of advertising may be reluctant to reallocate their media buying resources to online advertising. The Internet must therefore compete for a share of advertisers' total advertising budgets with traditional advertising media. Additionally, there are no widely accepted standards for the measurement of the effectiveness of online advertising, and there can be no assurance that such standards will develop sufficiently to support online advertising as a significant advertising medium. To the extent that the Internet is perceived to be a limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to online advertising, which could limit the growth of online advertising and would have a material adverse effect on the Company's business, results of operations and financial condition. Because initial growth of online advertising was driven by a limited number of early adopters, there can be no assurance that the market for online advertising will continue to emerge or become sustainable. To the extent the market does not attain widespread acceptance or develops more slowly than expected, the Company's business, results of operations or financial condition could be materially and adversely affected.

    Further, there can be no assurance that advertisers will determine that banner advertising, the delivery method which currently comprises substantially all of the advertising delivered via the Company's products, is an effective or attractive advertising medium, and there can be no assurance that the Company will effectively transition to any other forms of online advertising should they develop and achieve market acceptance. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of such filter software by users could have a material adverse effect upon the commercial viability of online advertising, which would have a material adverse effect on the Company's business, results of operations and financial condition.

    Additionally, if the outsourced service model increases in popularity for the Company's targeted markets, the Company will be required to devote additional resources to keep its own outsourcing solution competitive. Any failure by the Company to successfully design, develop and market an advanced outsourced solution under such circumstances would have a material adverse effect on the Company's business, results of operations and financial condition.

    ONLINE DIRECT MARKETING. Adoption of online direct marketing, particularly by those entities that have historically relied upon traditional means of direct marketing (such as telemarketing and direct mail), requires the broad acceptance of a new and substantially different approach to direct marketing. As with online advertising and other new markets, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of the Company's products and services in order to generate demand for the Company's solutions. Enterprises that have already invested substantial resources in other methods of conducting business may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. In addition, since online direct marketing is emerging as a new and distinct market apart from online advertising, potential adoptees of online direct marketing solutions will increasingly demand functionality tailored to their specific requirements.

    Additionally, online direct marketers may delay adoption of any direct marketing solutions offered by the Company until the market for online advertising has reached a broader level of acceptance. Although AdServer's largely advertising-oriented features can be deployed for online direct marketing, the Company has not yet developed products with the custom features required by online direct marketers and there can be no assurance that the Company will develop any such products, or if such products are developed, that they will achieve a satisfactory level of market acceptance.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

    The market in which the Company competes is characterized by: rapidly changing technology; evolving industry standards; frequent new product and service announcements, introductions and enhancements; and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web, in general, and online advertising and direct marketing in particular. Accordingly, the Company is dependent upon its ability to adapt to rapidly changing technologies, its ability to adapt its solutions to meet evolving industry standards and its ability to continually improve the performance, features and reliability of its solutions in response to both changing customer demands and competitive product and service offerings. The failure of the Company to successfully adapt to such changes in a timely manner could have a material adverse effect on the Company's business, results of operations or financial condition.

    If the Company is unable, for technological or other reasons, to develop on a timely basis the next release of AdServer or other new software products, enhancements to existing products or corrections to errors or defects or performance problems in products, or if such new products or enhancements do not achieve a significant degree of market acceptance or if such products, in order to be released on a timely basis, contain material defects or errors or performance problems, the Company's business, results of operations and financial condition would be materially adversely affected. In addition, there can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to decline or defer licensing of existing Company products. Any decline or deferral of purchases could have a material adverse effect on the Company's business, results of operations or financial condition. Further, if the Company's current or future products do not meet the scalability requirements of its customers due to vastly increased use of the Internet, the Company would have to incur substantial expenditures and resources to address such issue, and there can be no assurance that the Company would be successful in scaling the capabilities of its products to such level.

    Although the Company sells products to each of the constituents in the online advertising and direct marketing supply chain (merchants, advertising agencies and content publishers), it does not currently offer products automating the online advertising purchasing process among such constituents. If demand for a comprehensive solution develops and the Company fails to develop such a solution on a timely basis, or at all, it could have a material adverse effect on the Company's business, results of operations or financial condition. In addition, as more customers demand online advertising and direct marketing solutions, the Company must tailor its products to the specific requirements of both online advertisers and direct marketers and provide a solution for supplying demographic and behavioral data. Specifically, the online direct marketing market will require more narrowly targeted advertisements than the online advertising market and will be even more reliant on demographic data than the online advertising market. Although AdServer's largely advertising-oriented features can be used for online direct marketing, the Company has not yet developed products with the custom features required by online direct marketers. If the Company does not develop a satisfactory product to address the online direct marketing market, future growth of the Company could be impaired, and the Company could lose customers to competitors with more comprehensive solutions. The occurrence of any such event could have a material adverse effect on the Company's business, results of operations or financial condition. See "--Risks Associated with Emerging Markets" and "Business--Competition."

    The Company's products are designed to operate on a variety of hardware and software platforms employed by its customers in their individual networks. The Company must continually modify and enhance its products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by operating systems vendors, particularly Microsoft and Sun, by vendors of relational database software, particularly Oracle and Microsoft, and browsers, particularly Netscape and Microsoft could materially adversely impact the Company's business, results of operations or financial condition. See "Business--Technology."

COMPETITION

    The market for online advertising and direct marketing is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to continue to increase both from existing competitors and new market entrants. There are no substantial barriers to entry in these markets, and the Company believes that its ability to compete is dependent upon many factors within and beyond its control, including the timing and market acceptance of new solutions and enhancements to existing solutions developed by the Company and its competitors, customer service and support, sales and marketing efforts and the ease of use, performance, features, price and reliability of the Company's solutions.

    Historically, participants in the online advertising and direct marketing supply chain have used internally developed systems to manage their own online advertising and direct marketing functions. However, the Company believes that its primary competition will increasingly come from vendors that provide online advertising and direct marketing software or service solutions. In the online advertising market, the Company competes directly with DoubleClick, CMG (through its Engage/Accipiter unit) and Excite (through its MatchLogic unit), and a variety of other online advertising service providers. Some of these companies (such as DoubleClick) have adopted a business model focused on outsourcing of advertising and direct marketing management. If this model increases in popularity for the Company's targeted markets, the Company will be required to devote additional resources to keep its own outsourcing solution competitive. Any failure by the Company to successfully design, develop and market an advanced outsourced solution under such circumstances would have a material adverse effect on the Company's business, results of operations and financial condition. In the online direct marketing market, the Company expects to face indirect competition from the vendors of electronic commerce systems, including BroadVision, Interworld and Open Market, among others. Additionally, providers of electronic commerce could build online direct marketing solutions that would obviate the need for any current or future products of the Company targeted to the online direct marketing industry. The Company also encounters competition from Netscape and Microsoft, which build or bundle advertising management products with their Internet commerce solutions. Both Netscape and Microsoft have significantly greater resources than the Company, and due to their control of the browser market, if either of them were to offer online advertising and direct marketing management solutions with features comparable to those offered by the Company, there can be no assurance that the Company would be able to compete effectively against any such product offerings.

    Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition, more extensive customer bases and larger proprietary consumer databases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, or offer more attractive terms to purchasers than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could have a material adverse effect on the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to compete successfully against existing or potential competitors or that competitive pressures will not have a material adverse effect on the Company's business, results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL QUALIFIED PERSONNEL


    The Company is dependent, to a significant extent, upon members of senior management, product development personnel, the Company's sales and marketing and customer support staff, and other key employees. Given the Company's early stage of development, the loss of one or more key employees could have a material adverse effect on the business, results of operations or financial condition of the Company. The Company does not have employment agreements with its executive officers requiring their service for any particular term and does not carry key person life insurance covering such persons. In addition, the Company is dependent upon its ability to attract, hire, train and retain a substantial number of highly skilled technical, managerial, finance, sales and marketing and support personnel, especially experienced consulting and customer support personnel. The Company must also recruit, and plans to recruit, senior executives with industry expertise in online advertising and direct marketing. Competition for personnel in the Company's industry is very intense, and the Company has at times experienced and continues to experience difficulty in recruiting qualified personnel, and there can be no assurance that the Company will be successful at attracting, hiring, training or retaining such personnel. The failure of the Company to attract, hire, train or retain such personnel could have a material adverse effect on the Company's business, results of operations or financial condition.


    In addition, the Company plans to expand its sales and marketing and customer support organizations both domestically and internationally. Based on the Company's experience, it takes at least six months, if not longer, for a salesperson to become fully productive. There can be no assurance that the Company will be successful in increasing the productivity of its sales personnel, and the failure to do so could have a material adverse effect on the Company's business, results of operations or financial condition. Additionally, as the Company continues to expand internationally, it will require the services of individuals in the countries in which it conducts operations. The Company has had limited experience hiring foreign personnel. There can be no assurance that the Company will be successful in attracting, hiring, training and retaining such foreign personnel, and the failure to do so could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business-- Professional Services."

MANAGEMENT OF GROWTH; RISKS OF POTENTIAL FUTURE ACQUISITIONS

    The Company has recently experienced a period of rapid growth and expansion that has placed and continues to place a significant strain upon the Company's management, systems and resources. The Company has grown from 10 employees as of December 31, 1995 to 94 employees as of March 31, 1998 and currently plans to expand its staff both domestically and internationally. See "--Dependence on Key Personnel; Need for Additional Qualified Personnel." The Company's ability to compete effectively and manage future growth, if any, will require the Company to continue to implement and improve operational, financial and management information systems on a timely basis and to attract, hire, train and retain additional technical, managerial, finance, sales and marketing and support personnel. Any failure to implement and improve the Company's operational, financial and management systems or to attract, hire, train or retain employees could have a material adverse effect on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Employees."

    As part of its growth strategy, the Company may in the future pursue acquisitions of product lines, technologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt, or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, results of operations or financial condition. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. From time to time, the Company has engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, there are currently no active negotiations, commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, however, there can be no assurance that the Company's business, results of operations or financial condition will not be materially adversely effected.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

    A significant component of the Company's strategy is to aggressively expand its international operations and international sales and marketing efforts. Through its two subsidiaries, NetGravity Europe Limited and NetGravity Asia Pacific K.K., the Company has recently commenced operations in a number of markets in Europe and Asia Pacific. International revenues comprised approximately 7.7% of the Company's total revenues in 1997 and are expected to comprise a significant portion of the Company's total revenues in 1998. Although the Company believes that localized versions of its products will be extremely important for the Company to achieve any significant international growth, to date, the Company has not developed localized versions of its products (which will likely involve a significant amount of the Company's resources) and has limited experience in marketing, selling and distributing its products and services internationally. Additionally, international markets for online advertising and direct marketing are in earlier stages of development than in the United States, and there can be no assurance that the market for, and use, of online advertising and direct marketing in international markets will be significant in the future. Factors that may further account for slower growth in the online advertising and direct marketing markets in Europe and Asia include: slower growth in the number of individuals using the Internet internationally; privacy concerns; a lower rate of advertising spending internationally than in the United States; and a greater reluctance internationally to use the Internet for advertising and direct marketing. Further, any future success of the Company in selling its products and services internationally may be conditioned on the Company delivering improved versions of its products (including localized versions of its products) and having additional international personnel available for service and support. Due to all of the foregoing, there can be no assurance that the Company will be able to successfully market, sell and deliver its products and services in these markets. In addition, there are certain risks and challenges inherent in doing business in international markets, such as difficulties in collecting accounts receivable and longer collection periods, multiple and continual changes in regulatory requirements, conflicting regulatory requirements (for example, Germany has imposed laws limiting the use of "cookies," and there can be no assurance that other countries will not also place limitations on the use of "cookies"), potentially adverse tax consequences, export restrictions, export controls relating to encryption technology, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and the impact of local economic conditions and practices, any of which could have a material adverse effect on the success of the Company's international operations and, consequently, on the Company's business, results of operations or financial condition.

    The Company currently invoices its European customers in local currencies and its customers in Asia Pacific in U.S. currency. The Company expects to eventually invoice all of its international customers in local currencies. Although the Company pays certain of the expenses of its European operations in local currencies, the Company has not engaged in foreign currency hedging activities, and international revenues are currently subject to currency exchange fluctuation rates. To the extent that international revenues increase as a percentage of total revenues in the future, foreign currency fluctuation exposure may also increase. Additionally, recent weakness in many of the Asian economies as well as weakness in the Japanese yen may result in the Company's products being too expensive for customers in Japan and other countries in Asia Pacific resulting in decreased sales and profitability in such countries. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

LENGTHY SALES AND IMPLEMENTATION CYCLES

    Sales of the Company's software products generally require the Company to engage in a lengthy sales effort, including significant education of prospective customers regarding the use and benefits of the Company's products. As a result, the sales cycle for the Company's products is long, currently averaging approximately four months. In particular, the sales cycle for the Company's online direct marketing solutions is likely to be comparatively longer than the sales cycle for the online advertising solutions, since online direct marketing is less established and will require more education of the Company's potential customers. In addition, the implementation of the Company's products often involves a significant commitment of resources by customers and/or the Company's consultants over an extended period of time. The Company's sales and customer implementation cycles are subject to a number of potential delays. These include delays related to product defects or errors as well as delays over which the Company has little or no control, including customers' budgetary constraints, internal acceptance reviews and the complexity of customers' online advertising or direct marketing needs. To the extent the use of the Internet becomes a more widely accepted means of conducting advertising campaigns and targeting potential customers, the Company believes that the average sales size of its transactions may increase. An increase in the average sales size of transactions would also likely result in a longer sales cycle as the license of the Company's software products becomes more of an enterprise-wide decision by prospective customers requiring a significant commitment of resources. Delays due to lengthy sales cycles or delays in customer deployment of a product could have a material adverse effect on the Company's business, results of operations or financial condition. For example, due to errors contained in early versions of AdServer
3.0 and the complexity involved in its implementation, deployment of the product required a significant amount of time and resources on the part of the Company and its customers. Partly as a result, the Company's license revenue declined in the fourth quarter of 1997 from the prior quarter due to the delay in revenue recognition and greater than anticipated utilization of the Company's personnel and other resources in deploying such products. See "--Potential Fluctuations in Quarterly Operating Results; Seasonality; Possible Price Erosion," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

PRODUCT CONCENTRATION

    To date, the Company has generated all of its revenues from the license and related upgrade, consulting and support of its AdServer family of software products. The Company believes that its current AdServer family of software products and software products in development, together with the related consulting and support services, will continue to account for substantially all of its revenues for the foreseeable future. The Company's future financial performance is dependent, in significant part, upon the successful development, introduction and customer acceptance of new and enhanced versions of AdServer and of new products and services that the Company may develop. There can be no assurance that the Company will be successful in upgrading and continuing to market AdServer or that the Company will successfully develop new products and services or that any new product or service will achieve market acceptance. Consequently, factors affecting the pricing of and demand for AdServer, such as competition, technological changes, failure of the market for online advertising and direct marketing solutions to develop as the Company anticipates or lack of customer acceptance of AdServer could have a material adverse effect on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET

    The Company's future success is largely dependent upon the widespread acceptance and continued use of the Internet as an advertising and direct marketing medium. The Internet may not be accepted as a viable commercial medium for a number of reasons, including potentially inadequate development of the necessary network infrastructure, failure of enabling technologies to be developed in a timely manner or insufficient commercial support of online advertising and direct marketing. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it. In addition, the

Internet could lose its viability as a commercial medium due to the delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and could adversely affect use of the Internet generally. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure, standards, protocols or complementary products, services or facilities do not effectively support any growth that may occur, the Company's business, results of operations and financial condition would be materially adversely affected. See "Business--Industry Background." Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its solutions to changing or emerging technologies. The occurrence of any such event could have a material adverse effect on the Company's business, results of operations or financial condition. Moreover, critical issues concerning the commercial use and government regulation of the Internet (including security, cost, ease of use and access, intellectual property ownership and other legal liability issues) remain unresolved and could materially and adversely impact both the growth of the Internet and the Company's business, results of operations or financial condition.

RELIANCE ON THIRD PARTIES AND THIRD PARTY SOFTWARE PLATFORMS


    The Company's products are designed to operate on a variety of hardware and software platforms employed by its customers in their networks. The Company must continually modify and enhance its products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, particularly Microsoft and Sun, by vendors of relational database management software, particularly Oracle and Microsoft, and by vendors of browsers, particularly Netscape and Microsoft, could materially adversely impact the Company's business, results of operations or financial condition. The failure of the Company's products to operate effectively across the various existing and evolving versions of hardware and software platforms and database environments employed by customers could have a material adverse effect on the Company's business, results of operations or financial condition. The Company also relies upon the licensing of certain software from third parties, including database access technology and other tools from Rogue Wave, and there can be no assurance that the Company's third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of the Company's products and services until equivalent technology, if available, is identified, licensed, and integrated, which could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Product Development."


    In order for the Company to provide adequate demographic data (which is essential for more narrowly targeted advertising and direct marketing) for its customers without their own demographic data or without access to their demographic data, the Company will need to partner with companies offering such demographic data. The failure of the Company to form such partnerships could have a material adverse effect on the business, results of operations or financial condition of the Company.

EVOLVING DISTRIBUTION CHANNELS

    The Company has historically sold its products and services primarily through its field sales and telesales organization, but its future success will depend in part upon its ability to increase sales of its products through Internet systems integrators, Web hosting organizations and value added resellers (collectively, "Resellers"). The Company expects that any material increase in sales through Resellers as a percentage of total revenues will adversely affect the Company's gross margins due to discounts offered to Resellers. Another potential adverse consequence of the Company's focus on increasing sales through Resellers is the diversion of management resources and attention from field sales and telesales, which could adversely affect field sales and telesales revenue. Moreover, there can be no assurance that the Company will be able to attract and retain Resellers that will be able to market the products effectively, particularly due to the sophisticated nature of the Company's products, and that will be qualified to provide timely and cost-effective customer support and service. In the event that a Reseller provides inadequate support and service to the Company's customers, the Company's future revenues could be negatively impacted and the Company's reputation could be seriously damaged. The occurrence of any of such events could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Marketing Alliances."


PRIVACY CONCERNS; DEPENDENCE ON COOKIES FOR AD TARGETING; SECURITY

    The Company's software uses "cookies" to deliver targeted advertising, to help compile demographic information, and to limit the frequency with which an advertisement is shown to the user. Cookies are bits of information keyed to a specific server, file pathway or directory location that are stored on a user's hard drive and passed to a Web site's server through the user's browser software. Cookies are placed on the user's hard drive without the user's knowledge or consent. Due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of cookies be limited or eliminated. In addition, certain currently available Internet browsers allow a user to delete cookies or prevent cookies from being stored on the user's hard drive. Germany has imposed laws limiting the use of cookies, and there can be no assurance that other countries will not also place limitations on the use of cookies. See "--Risks Associated with International Expansion." Any significant reduction or limitation in the use of cookies would likely require the Company to switch to other technology allowing the gathering of information for ad targeting. Switching to other technology could require significant reengineering time and resources, and there can be no assurance that the Company would be able to switch to such technology on a timely basis, if at all. The failure to do so could have a material adverse effect on the Company's business, results of operations or financial condition.

    The Company has included basic security features in certain of its products that are intended to protect the privacy and integrity of customer data. However, in the Company's AdServer product, passwords for certain operations are not encrypted and therefore are susceptible to hacker interception, break-ins and disruption. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. Alleviating problems caused by third parties may require significant expenditures of capital and resources by the Company which may have a material adverse effect on the Company's business, results of operations or financial condition. Additionally, as e-commerce becomes more prevalent (and consequently the focus of the Company's development of direct marketing products), security concerns will become of increasing concern to consumers and the Company's customers. If not addressed, these security concerns could limit or slow the development of e-commerce and, consequently, the development of online direct marketing. If the Company does not add sufficient security features to future product releases, the Company's products may not achieve an acceptable level of market acceptance, or if purchased by customers, may result in liability for damages. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, results of operations or financial condition.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY

    Software products as complex as AdServer frequently contain errors or defects or performance problems, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing by the Company prior to introduction, the Company's products have in the past contained software errors that were discovered after commercial introduction. For example, AdServer 3.0, although functional when released, had a number of software errors that affected the product's performance, reliability and compatibility with certain operating environments. As a result of such errors, the Company had to allocate significant customer support resources to addressing such errors. There can be no assurance that, despite testing by the Company and by current and potential customers, serious defects and errors or performance problems will not be found in new versions or enhancements of the Company's current products after commencement of commercial shipments. Any future software defects or errors or performance problems discovered after delivery of the Company's products could result in the re-allocation of valuable resources away from customer service and product development or lost revenues or delays in customer acceptance of the Company's products and would be detrimental to the Company's market reputation, which, in each case, could have a material adverse effect on the Company's business, results of operations or financial condition. The Company's customers and potential customers may be particularly sensitive to any such software defects or errors or performance problems given that a failure of a Web site's advertising management and delivery system often immediately and directly results in lost or reduced advertising revenue during such failure. See "Business--Product Development."


    Since the Company's products are used by its customers for advertising management, errors or defects or performance problems in the Company's products, misuse of the Company's products or other potential problems within or out of the Company's control that may arise from the use of the Company's products could result in financial or other damages to the Company's customers. Such customers could seek damages from the Company for any such losses, which, if successful, could have a material adverse effect on the Company's business, results of operations or financial condition. Additionally, although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, there can be no assurance that the Company will not be subject to such claims in the future. Because the Company's software products are used in business-critical applications, a successful product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations or financial condition. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, results of operations or financial condition.

DEPENDENCE ON PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

    The Company's success and ability to compete are dependent in part upon its proprietary technology. The Company relies on trademark, trade secret and copyright law to protect its technology. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within the industry. Furthermore, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining its technology leadership position than the legal protection of its technology. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

    The Company generally provides its products to end users under nonexclusive, nontransferable licenses during the term of the agreement, which is usually in perpetuity. Under the general terms and conditions of the Company's standard license agreements, the licensed software may be used pursuant to NetGravity's published licensing practices. The source code for the Company's proprietary software is protected both as a trade secret and as a copyrighted work. In addition, some of the Company's agreements with its customers contain provisions requiring release of source code for limited, non-exclusive use by the customer in the event that the Company ceases to do business or the Company fails to support its products. This release of source code may increase the likelihood of misappropriation by third parties. The Company's policy is to enter into confidentiality and intellectual property assignment agreements with its employees, consultants, and vendors and generally to control access to and distribution of its software, documentation, and other proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, results of operations or financial condition.

    Although the Company believes that its products do not infringe the proprietary rights of third parties, there can be no assurance that the Company's products or business activities will not infringe upon the patent or other proprietary rights of others, or that other parties will not assert or prosecute infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, results of operations or financial condition. From time to time the Company has been, and expects to continue to be, subject to claims in the ordinary course of its business, including claims of alleged infringement of the copyrights, trade secrets and other intellectual property rights of third parties by the Company. Although such claims have not resulted in litigation or had a material adverse effect on the Company's business, results of operations or financial condition, such claims and any resultant litigation, should they occur, could subject the Company to significant liability for damages and could result in invalidation of the Company's proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have a material adverse effect on the Company's business, results of operations or financial condition. If any such claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on reasonable terms or at all.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    Due to concerns arising in connection with the increasing popularity and use of the Web, a number of laws and regulations may be adopted covering issues such as user privacy, pricing, characteristics, acceptable content, taxation and quality of products and services. Such legislation could dampen the growth in use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium, which could have a material adverse effect on the Company's business, results of operations or financial condition. In addition, because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure, many areas with high Web use have begun to experience interruptions in phone service. Certain local telephone carriers have petitioned governmental bodies to regulate Internet service providers ("ISPs") and online service providers ("OSPs") in a manner similar to long distance telephone carriers and to impose access fees on ISPs and OSPs. If any of these petitions or the relief sought therein is granted, the costs of communicating on the Web could increase substantially, potentially adversely affecting the growth in use of the Web which could in turn decrease the demand for the Company's products or otherwise have a material adverse effect on the Company's business, results of operations or financial condition. Further, due to the global nature of the Web, it is possible that multiple federal, states or foreign jurisdictions might attempt to concurrently and inconsistently regulate the transmissions of the Company or its customers or levy sales or other taxes relating to the Company's activities. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations or financial condition. See "Privacy Concerns; Dependence on Cookies for Ad Targeting; Security."

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries in order to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/ or software used by many companies will need to be upgraded to comply with "Year 2000" requirements.

Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues. A number of date code fields in the user interface portion of the Company's AdServer products are currently programmed to accept only two digit entries and, as a result, the Company's AdServer family of software products is not yet fully Year 2000 compliant. While the Company believes that date code fields in other components of its products are Year 2000 compliant, there can be no assurance that all or any of such date code fields are Year 2000 compliant. The Company is currently taking steps to make the date code fields in the user interface portion of its AdServer products Year 2000 compliant, which action the Company intends to complete by the end of June 1998. However, there can be no assurance that the Company will be successful in making its products fully Year 2000 compliant by the end of June 1998 or thereafter or that the actual internal and external personnel and resources required to achieve such compliance will not materially exceed the Company's current estimates. Any failure by the Company to make its products Year 2000 compliant could result in a decrease in sales of the Company's products, deferral of revenue recognition on contracts in which the Company has warranted (or may in the future warrant) compliance with Year 2000 requirements, an increase in the allocation of resources to address Year 2000 problems of the Company's customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by the Company's customers due to such Year 2000 problems. In addition, the Company believes that the purchasing patterns of customers and potential customers may be impacted by Year 2000 issues. Further, many companies are expending significant resources to correct or patch their current software systems. These expenditures of funds may result in reduced funds available to purchase software products such as those offered by the Company. The occurrence of any of such events could have a material adverse effect on the Company's business, results of operations or financial condition.



    As of March 31, 1998, in compliance with SOP 97-2, the Company had deferred approximately $128,000 of otherwise recognizable revenue from contracts in which the Company has warranted that its products will be made Year 2000 compliant, and the Company will not be able to recognize any such deferred revenue until it meets its warranty obligations. In addition, if additional deferred revenue from contracts containing such warranty obligations becomes otherwise recognizable before the Company's products are made Year 2000 compliant, such additional revenue would also continue to be deferred until such warranty obligations are met. The occurrence of any such extended deferral could have a material adverse effect on the Company's business, results of operations or financial condition. Finally, the Company has conducted a preliminary review of its internal computer systems to identify the systems that could be affected by the Year 2000 issue and to develop a plan to resolve the issue. Based on this preliminary review, the Company has determined that certain of its software systems are not currently Year 2000 compliant, and that certain of its computer hardware may not be able to be made Year 2000 compliant. If the higher incremental costs of making such software and hardware Year 2000 compliant exceed the Company's preliminary estimates, the Company's business results of operations or financial condition could be materially adversely effected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and
Note 1 of Notes to Consolidated Financial Statements.


UNCERTAIN NEED AND AVAILABILITY OF ADDITIONAL FUNDING

    Although the Company believes that, following the offering, its cash reserves and cash flows from operations will be adequate to fund the Company's operations for at least the next 12 months, there can be no assurance that such sources will be adequate or that additional funds will not be required either during or after such 12 month period. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company or its stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of the then current stockholders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly. The Company's capital requirements are dependent upon many factors, including, but not limited to, the rate at which the Company develops and introduces its products, the market acceptance and competitive position of such products, the level of promotion and advertising required to market such products and attain a competitive position in the marketplace, and the response of competitors to the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock--Preferred Stock."


CONTROL BY EXISTING STOCKHOLDERS



    Immediately after the closing of this offering, 52.1% of the outstanding Common Stock (50.5% if the Underwriter's over-allotment option is exercised in full) will be beneficially owned by the directors and executive officers of the Company, together with certain entities affiliated with them. As a result, these stockholders, if acting together, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. See "Principal and Selling Stockholders."


ANTITAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS, BYLAWS AND DELAWARE LAW

    Pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation, as amended, the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future (including, but not limited to, preferences by the Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up). The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and of the Amended and Restated Bylaws and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock--Preferred Stock" and "--Antitakeover Effects of Provisions of Certificate of Incorporation, Bylaws and Delaware Law."

    Section 203 of the General Corporation Law of the State of Delaware, which is applicable to the Company, prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation. See "Description of Capital Stock--Effect of Delaware Antitakeover Statute."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of significant amounts of Common Stock in the public market after the offering or the perception that such sales will occur could materially and adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. Of the 13,257,210 shares of Common Stock to be outstanding upon the closing of the offering, the 3,000,000 shares offered hereby will be eligible for immediate sale in the public market without restriction unless the shares are purchased by "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 10,257,210 shares of Common Stock held by existing stockholders upon the closing of the offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. The Company's directors and officers and certain of its stockholders have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of the representatives of the Underwriters for a period of 180 days from the date of this Prospectus. Subject to these lock-up agreements and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market (subject in the case of shares held by affiliates to compliance with certain volume restrictions) as follows: (i) 139,174 shares will be eligible for sale prior to 180 days after the date of this Prospectus, (ii) 7,509,289 shares will be eligible for sale upon the expiration of lock-up agreements 180 days after the date of this Prospectus and (iii) thereafter, 2,608,747 shares will be eligible for sale (in some cases, subject to volume limitations) from time to time after the one-year holding period required by Rule 144 has elapsed. In addition, there are outstanding options to purchase 1,723,441 shares of Common Stock which will be eligible for sale in the public market from time to time subject to vesting and the expiration of lock-up agreements. In addition, certain stockholders, representing approximately 9,305,070 shares of Common Stock, and certain optionholders, with respect to an aggregate of 114 shares of Common Stock issuable upon the exercise of stock options, have the right, subject to certain conditions, to include their shares in future registration statements relating to the Company's securities and/or to cause the Company to register certain shares of Common Stock owned by them.



    After the date of this Prospectus, the Company intends to file a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable under the Company's 1995 Stock Option Plan, 1998 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Directors' Option Plan. Such registration statement is expected to become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to certain lock-up agreements and, in the case of affiliates of the Company, Rule 144 volume limitations. See "Management--Employee Benefit Plans," "Description of Capital Stock--Registration Rights of Certain Holders," "Shares Eligible for Future Sale" and "Underwriting."


NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

    Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations among the Company and the representatives of the Underwriters based on several factors and may not be indicative of the future market price of the Common Stock after this offering. The market price of the Company's Common Stock is likely to be highly volatile and may be subject to significant fluctuations in response to actual or anticipated variations in quarterly operating results and other factors, such as announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in earning estimates or recommendations by securities analysts, general market conditions or other events. In addition, the stock market has also experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that has often been unrelated or disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in a substantial decline in the market price of the Company's Common Stock. There can be no assurance that the market price for the Company's Common Stock will not decline below the initial public offering price. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results or financial condition. See "Underwriting."

DILUTION; DIVIDEND POLICY


    Investors participating in this offering will incur immediate and substantial dilution of net tangible book value per share of $7.73 from the initial public offering price and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."


    The Company has never paid or declared any cash dividends on the Common Stock or other securities and intends to retain any future earnings to finance the development and expansion of its business. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Additionally, the Company's debt facilities contain covenants that restrict the Company's ability to pay cash dividends. See "Dividend Policy."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $26,600,000 (approximately $28,925,000 if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.



    The primary purposes of this offering are to create a public market for the Common Stock, to facilitate future access to public markets and to obtain additional working capital. The Company expects to use the net proceeds of this offering for working capital and other general corporate purposes, including the repayment of outstanding notes payable which totaled $1,745,000 at March 31, 1998. See Note 3 of Notes to Consolidated Financial Statements. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending such uses, the net proceeds of this offering will be invested in investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    In the event that the Underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's debt facilities contain restrictive covenants that limit the Company's ability to pay cash dividends or make stock repurchases without the prior written consent of the lender. See Notes 3 and 5 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1998, (i) on an actual basis, (ii) on a pro forma basis to reflect (A) the filing of an amendment to the Company's Amended and Restated Certificate of Incorporation to provide for authorized capital stock of 50,000,000 shares of Common Stock and 5,000,000 shares of undesignated Preferred Stock and (B) the conversion of all outstanding shares of Preferred Stock into 6,219,566 shares of Common Stock immediately prior to the closing of this offering, and (iii) on such pro forma basis as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application by the Company of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.


                                                                                         MARCH 31, 1998
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------

                                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................................  $    6,318   $   6,318    $  31,173
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------
Notes payable, less current portion.........................................         606         606           --
Stockholder's equity (1):
  Convertible preferred stock, $0.001 par value; 26,540,194 shares authorized; 12,600,525 shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro
   forma as adjusted........................................................          13          --           --
  Common stock, $0.001 par value; 35,000,000 shares authorized, 4,042,295 shares issued and outstanding, actual; 50,000,000 shares authorized,
   10,261,861 shares outstanding, pro forma; 50,000,000 shares authorized,
   13,261,861 shares issued and outstanding, pro forma as adjusted..........           4          10           13
Additional paid-in capital..................................................      19,859      19,866       46,463
Deferred stock compensation.................................................      (1,813)     (1,813)      (1,813)
Accumulated deficit.........................................................     (14,504)    (14,504)     (14,504)
                                                                              ----------  -----------  -----------
    Total stockholders' equity..............................................       3,559       3,559       30,159
                                                                              ----------  -----------  -----------
      Total capitalization..................................................  $    4,165   $   4,165    $  30,159
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------


------------


(1) Excludes as of March 31, 1998: (i) 1,304,029 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 Stock Option Plan at a weighted average exercise price of $0.27 per share and 383,928 shares of Common Stock reserved for future issuance thereunder and (ii) 27,650 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.22 per share. Does not include:
    (i) 419,412 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's 1995 Stock Option Plan in April 1998 and
    (ii) an aggregate of 2,400,000 shares of Common Stock reserved for future issuance after March 31, 1998 under the Company's 1998 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. See "Management--Employee Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of the Company as of March 31, 1998, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock, was $3,559,000 or $0.35 per share of Common Stock. Pro forma net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the number of outstanding shares of Common Stock on a pro forma basis. After giving effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application by the Company of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the Company's pro forma net tangible book value at March 31, 1998 would have been $30,159,000 or $2.27 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.92 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.73 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share..............................             $   10.00
  Pro forma net tangible book value per share as of March 31, 1998...........  $    0.35
  Increase in pro forma net tangible book value per share attributable to new
   investors.................................................................       1.92
                                                                               ---------
Pro forma net tangible book value per share after offering...................                  2.27
                                                                                          ---------
Dilution per share to new investors..........................................             $    7.73
                                                                                          ---------
                                                                                          ---------



    The following table summarizes, on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering (at an assumed initial public offering price of $10.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company).



                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  --------------------------   AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                                     ------------  -----------  -------------  -----------  ---------------
Existing stockholders(1)...........................    10,261,861        77.4%  $  18,173,115        37.7%     $    1.77
New investors......................................     3,000,000        22.6   $  30,000,000        62.3          10.00
                                                     ------------       -----   -------------       -----
    Total..........................................    13,261,861       100.0%  $  48,173,115       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----



    The foregoing computations assume no exercise of the Underwriters' over-allotment option or of any outstanding stock options after March 31, 1998. As of March 31, 1998, there were (i) 1,304,029 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 Stock Option Plan at a weighted average exercise price of $0.27 per share and 383,928 shares of Common Stock reserved for future issuance thereunder and (ii) 27,650 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.22 per share. In addition, the foregoing computations do not include 419,412 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's 1995 Stock Option Plan in April 1998 and an aggregate of 2,400,000 shares of Common Stock reserved for future issuance after March 31, 1998 under the Company's 1998 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. To the extent that any shares are issued upon exercise of options, warrants or rights that are presently outstanding or to be granted in the future, or reserved for future issuance under the Company's stock plans, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.


---------


(1) If the Underwriters' over-allotment option is exercised in full, sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 10,061,861 or approximately 74.5% of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 3,450,000 or approximately 25.5% of the total shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for the period from September 5, 1995 (inception) through December 31, 1995 and for, and as of the end of, each of the years in the two-year period ended December 31, 1997, are derived from the consolidated financial statements of NetGravity, Inc. and its subsidiary, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 1995 is derived from audited consolidated financial statements of the Company that are not included herein. The consolidated statements of operations data for the three-month periods ended March 31, 1997 and 1998 and the consolidated balance sheet data at March 31, 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                           PERIOD FROM     YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                        SEPTEMBER 5, 1995          31,                MARCH 31,
                                                         (INCEPTION) TO    --------------------  --------------------
                                                        DECEMBER 31, 1995    1996       1997       1997       1998
                                                        -----------------  ---------  ---------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses...................................      $      --      $   1,262      2,901  $     710  $     775
  Software upgrades...................................             --            107      1,123        185        402
  Consulting and support..............................             --            570      2,334        458        826
                                                              -------      ---------  ---------  ---------  ---------
    Total revenues....................................             --          1,939      6,358      1,353      2,003
                                                              -------      ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of software licenses...........................             --             --         76          7         15
  Cost of consulting and support......................             --            702      2,496        240      1,158
                                                              -------      ---------  ---------  ---------  ---------
    Total cost of revenues............................             --            702      2,572        247      1,173
                                                              -------      ---------  ---------  ---------  ---------
    Gross profit......................................             --          1,237      3,786      1,106        830
Operating costs and expenses:
  Research and development............................             39          1,764      3,033        678        996
  Selling and marketing...............................             21          2,839      6,073      1,341      1,956
  General and adminstrative...........................            131          1,315      1,552        241        708
                                                              -------      ---------  ---------  ---------  ---------
    Total operating costs and expenses................            191          5,918     10,658      2,260      3,660
                                                              -------      ---------  ---------  ---------  ---------
    Loss from operations..............................           (191)        (4,681)    (6,872)    (1,154)    (2,830)
Other income (expense), net...........................             (4)            54        (10)        (6)        30
                                                              -------      ---------  ---------  ---------  ---------
    Net loss..........................................      $    (195)     $  (4,627) $  (6,882) $  (1,160) $  (2,800)
                                                              -------      ---------  ---------  ---------  ---------
                                                              -------      ---------  ---------  ---------  ---------
Basic and diluted net loss per share..................      $   (0.19)     $   (2.19) $   (2.46) $   (0.55) $   (0.93)
Shares used in per share calculation(1)...............          1,006          2,111      2,799      2,121      3,025

                                                                                  DECEMBER 31,
                                                                         -------------------------------   MARCH 31,
                                                                           1995       1996       1997        1998
                                                                         ---------  ---------  ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)............................................  $     (69) $    (221) $   2,222   $   2,682
  Total assets.........................................................        486      3,159      9,887      11,832
  Notes payable, less current portion..................................         --        682        727         606
  Accumulated deficit..................................................       (195)    (4,822)   (11,704)    (14,504)
  Total stockholders' equity (deficit).................................        (12)      (164)     2,851       3,559

---------

(1) See Note 1 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO THE FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    NetGravity, Inc. is the leading provider of online advertising and direct marketing software solutions. The Company develops, markets and supports its mission-critical AdServer family of software products which, together with its extensive consulting and support capabilities, is designed to enhance the effectiveness and efficiency of the entire advertising and direct marketing supply chain. From inception (September 5, 1995) to December 31, 1995 (the "Inception Period"), the Company was in the development stage, and its activities primarily related to raising capital, recruiting personnel, conducting research and development activities, purchasing operating assets, and building the NetGravity identity. From January 1996 through March 31, 1998, the Company began shipping products, built a consulting and support organization, continued to invest in research and development, built domestic and international sales organizations, expanded its marketing activities and developed its general and administrative infrastructure.


    To date, the Company has generated all of its revenues from the license and related upgrade, consulting and support of its AdServer family of software products. In March 1996, the Company's initial release, AdServer 1.0, became generally available. Subsequently, the Company has had two major releases of its AdServer products: AdServer 2.0 in October 1996 and AdServer 3.0 in June 1997. The Company believes that its current AdServer family of software products and software products in development, together with the related consulting and support services, will continue to account for substantially all of its revenues for the foreseeable future.

    The Company records an account receivable and deferred revenue upon shipment and invoicing of a software license to a customer. The Company recognizes software license revenue upon completion of the product installation provided that no significant vendor obligations exist, which the Company's management has generally determined to occur at the point in time at which the customers begin "serving ads" utilizing the Company's products. This methodology has been applied consistently for all software license revenue since the inception of the Company. A portion of the initial software product license fee is attributed to the customer's right to receive at no additional charge significant software upgrades released during the subsequent twelve months. Revenues attributable to significant software upgrades are deferred and recognized ratably over the period covered by the software license agreement, which is generally one year. Revenue from consulting services are recognized as the services are performed. Customer support revenue is deferred and recognized ratably over the period covered by the customer support agreement, which is generally one year. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, SOFTWARE REVENUE RECOGNITION, which the Company adopted, effective January 1, 1998. Such adoption had no material effect on the Company's methods of recognizing revenue from its software licenses, software upgrades, and consulting and support activities. See Note 1 of Notes to Consolidated Financial Statements.


    Pricing for AdServer products is based on the number of copies licensed to the customer, scaled to provide discounts based on the overall size of the system being licensed. Initial license sales include a one-year subscription entitling the licensee to free upgrades of major releases of the product. The software upgrade revenue is broken out separately for every license in accordance with SOP 97-2, based on vendor specific objective evidence for the upgrade element, and the revenue allocated to the upgrade element is recognized over the agreement term. For subsequent years, customers may subscribe on an annual basis for the right to receive major product upgrades. The cost to subscribe to the upgrade program is based on a percentage of the list price of software the customer has licensed. Annual support contracts, which are generally purchased in conjunction with the licensing of a product, are sold separately from the initial license for a fee, which is also based on a percentage of the list price of the software. Support packages typically include non-major product releases, on-line support and telephone support. Consulting revenues consist of implementation services and training. Consulting is charged at a per diem rate or on a fixed fee basis for a package of services.


    The Company sells its products and services primarily through its direct sales force and telesales organizations and maintains sales and support organizations in North America, Europe and Asia Pacific. See Note 7 of Notes to Consolidated Financial Statements. Indirect sales channels, including resellers and web hosting providers, also sell the Company's products. Indirect channels generally provide less revenue per license to the Company since the channel partner usually receives discounts. Through March 31, 1998, revenues through indirect channels have not been material.


    The Company currently invoices its European customers in local currencies and its customers in Asia Pacific in U.S. currency. The Company expects to eventually invoice all of its international customers in local currencies. Although the Company pays certain of the expenses of its European operations in local currencies, the Company has not engaged in foreign currency hedging activities, and international revenues are currently subject to currency exchange fluctuation rates. To the extent that international revenues increase as a percentage of total revenues in the future, foreign currency fluctuation exposure may also increase.

    The Company's business has grown from inception through March 31, 1998, with total revenues increasing from $1.9 million in the year ended December 31, 1996 to $6.4 million in the year ended December 31, 1997 and $2.0 million in the three months ended March 31, 1998. However the Company has experienced net losses over this entire period, and as of March 31, 1998 had an accumulated deficit of $14.5 million. These losses resulted from significant costs incurred in the development and sale of the Company's products and services. During this period, the number of Company employees increased from 10 at December 31, 1995 to 94 at March 31, 1998. The Company currently expects to expand its sales and marketing operations, to continue international expansion, to increase its investment in product development, to further expand its consulting and support organizations and to improve its internal operating and financial infrastructure in support of the Company's business plan, all of which will increase operating expenses. As a result, the Company expects to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels.

    The Company has recorded deferred stock compensation expense of $1,784,000 for the year ended December 31, 1997 and $390,000 for the three months ended March 31, 1998 as a result of stock options granted during 1997 and the first three months of 1998. Amortization of deferred stock compensation expense of approximately $115,000 was recognized in 1997, and $246,000 was recognized in the three months ended March 31, 1998. Amortization of deferred stock compensation expense is allocated to costs of consulting and support and to all operating expense lines identified on the statement of operations. Deferred stock compensation expense is amortized over the life of the options, generally four years. As a result, amortization of deferred stock compensation expense will adversely impact the Company's operating results for the next four years.

    The Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as predictive of future performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks and difficulties. In addition, although NetGravity has experienced significant revenue growth recently, there can be no assurance that the Company will increase or even sustain its current level of revenues or that the Company will achieve profitability in the future. See "Risk Factors--Limited Operating History; History of Losses; Anticipated Continued Losses," "--Potential Fluctuations in Quarterly Operating Results; Seasonality; Possible Price Erosion" and "--Management of Growth; Risks of Potential Future Acquisitions."

RESULTS OF OPERATIONS

    The following table sets forth consolidated statement of operations data for the periods indicated as a percentage of total revenues:

                                                                 YEAR ENDED       THREE MONTHS
                                                                DECEMBER 31,    ENDED MARCH 31,
                                                              ----------------  ----------------
                                                               1996     1997     1997     1998
                                                              -------  -------  -------  -------
                                                                        (IN THOUSANDS)
Revenues:
  Software licenses.........................................     65.1%    45.6%    52.5%    38.7%
  Software upgrades.........................................      5.5     17.7     13.7     20.1
  Consulting and support....................................     29.4     36.7     33.8     41.2
                                                              -------  -------  -------  -------
    Total revenues..........................................    100.0    100.0    100.0    100.0
                                                              -------  -------  -------  -------
Cost of revenues(1):
  Cost of software licenses(2)..............................       --      1.2      0.5      0.8
  Cost of consulting and support(3).........................     36.2     39.3     17.7     57.8
                                                              -------  -------  -------  -------
    Total cost of revenues..................................     36.2     40.5     18.2     58.6
                                                              -------  -------  -------  -------
    Gross margin............................................     63.8     59.5     81.7     41.4
Operating costs and expenses:
  Research and development..................................     91.0     47.7     50.1     49.7
  Selling and marketing.....................................    146.4     95.5     99.1     97.7
  General and administrative................................     67.8     24.4     17.8     35.3
                                                              -------  -------  -------  -------
    Total operating costs and expenses......................    305.2    167.6    167.0    182.7
                                                              -------  -------  -------  -------
    Loss from operations....................................   (241.4)  (108.1)   (85.3)  (141.3)
Other income (expense), net.................................      2.8     (0.2)    (0.4)     1.5
                                                              -------  -------  -------  -------
    Net loss................................................   (238.6)%  (108.2)%   (85.7)%  (139.8)%
                                                              -------  -------  -------  -------
                                                              -------  -------  -------  -------

---------

(1) There are no material costs of revenues associated with software upgrades.

(2) As a percentage of software licenses revenues, cost of software licenses was 0.0%, 2.6%, 1.0% and 1.9% in the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.

(3) As a percentage of consulting and support revenues, cost of consulting and support was 123.2%, 106.9%, 52.4% and 140.2% in the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.

    REVENUES

    The Company's total revenues increased from $1.4 million in the three months ended March 31, 1997 to $2.0 million in the three months ended March 31, 1998. Total revenues increased from $1.9 million in 1996 to $6.4 million in 1997. The Company had no revenues in the Inception Period. International revenues, primarily comprised of export revenues, as a percentage of total revenues were 0% and 29.3% in the three months ended March 31, 1997 and March 31, 1998, respectively; and 0% and 7.7% in 1996 and 1997, respectively. Growth in international revenues in all periods was attributable to expanded sales and marketing efforts overseas and the opening of a European regional office in April 1997. The increase in international revenues in the last three months of 1997 and the first three months of 1998 more than offset a decline in North American revenues in each of those quarters. The decline in North American revenues in those periods was primarily attributable to increased focus on international revenues, dedication of resources in North America to implementation issues associated with the release of AdServer 3.0 and insufficient North American sales personnel. No customer accounted for more than 10% of total revenues in the three months ended March 31, 1997 or 1998 or in the years ended December 31, 1996 or 1997.

    SOFTWARE LICENSES. Software licenses revenues increased from $710,000 in the three months ended March 31, 1997 to $775,000 in the three months ended March 31, 1998, and increased from $1.3 million in 1996 to $2.9 million in 1997. The increase in each period was attributable to an increase in the number of AdServer Enterprise licenses sold and the introduction of AdServer Network in March 1997. The Company anticipates that revenues attributable to licenses of its AdServer Network product will increase as a percentage of total software licenses revenues in future periods. The percentage of the Company's total revenues attributable to software licenses revenues decreased from 52.5% in the three months ended March 31, 1997 to 38.7% in the three months ended March 31, 1998, and decreased from 65.1% in 1996 to 45.6% in 1997. The decrease in each period as a percentage of total revenues was primarily a result of increased demand for consulting services and the increased number of customers participating in software upgrade and support plans. Because software upgrades revenues and consulting and support revenues are, to a large extent, a function of software licenses revenues, the Company's future operating results will be substantially dependent on growth of software licenses revenues, and the failure to increase software licenses revenues would likely have a material adverse effect on the Company's business, results of operations and financial condition.

    SOFTWARE UPGRADES. Software upgrades revenues increased from $185,000 in the three months ended March 31, 1997 to $402,000 in the three months ended March 31, 1998, and increased from $107,000 in 1996 to $1.1 million in 1997. The increase in each period was a result of software upgrades being provided to a larger installed customer base, which more than offset reductions in software upgrades pricing during these periods. The percentage of the Company's total revenues attributable to software upgrades revenues increased from 13.7% in the three months ended March 31, 1997 to 20.1% in the three months ended March 31, 1998, and from 5.5% in 1996 to 17.7% in 1997.

    CONSULTING AND SUPPORT. Consulting and support revenues increased from $458,000 for the three months ended March 31, 1997 to $826,000 for the three months ended March 31, 1998, and increased from $570,000 in 1996 to $2.3 million in 1997. The increase in each period was primarily as a result of the increased demand for consulting services, expansion into Europe and Asia, the larger installed customer base, and customers electing to renew their support program. The percentage of the Company's total revenues attributable to consulting and support revenues increased from 33.8% for the three months ended March 31, 1997 to 41.2% for the three months ended March 31, 1998, and increased from 29% in 1996 to 37% in 1997.

    COST OF REVENUES

    Gross margins decreased from 81.7% in the three months ended March 31, 1997 to 41.5% in the three months ended March 31, 1998 as a result of the increase in consulting and support revenues as a percentage of total revenues and the increased staffing levels in the consulting and support organizations. Gross margins decreased from 63.8% in 1996 to 59.5% in 1997. There were no costs of revenues in 1995. There are no material costs of revenues associated with software upgrades revenues.

    COST OF SOFTWARE LICENSES. Cost of software licenses consists of royalties paid to third parties for licensed technology. Cost of software licenses was $7,000 and $15,000 in the three months ended March 31, 1997 and 1998, respectively, and $0 and $76,000 in 1996 and 1997, respectively. As a percentage of software licenses revenues, cost of software licenses was 1.0% and 1.9% in the three months ended March 31, 1997 and 1998, respectively, and 0.0% and 2.6% in 1996 and 1997, respectively.

    COST OF CONSULTING AND SUPPORT. Cost of consulting and support consists primarily of personnel-related costs incurred in providing consulting, support and training to customers. The cost of consulting and support increased from $240,000 in the three months ended March 31, 1997 to $1.2 million in the three months ended March 31, 1998, and increased from $702,000 in 1996 to $2.5 million in 1997. The increase in each period was primarily due to an increase in personnel as the Company increased staff to meet customer demand and due to travel costs associated with the increased volume of service provided by the consulting and support organizations. The Company expects that the cost of consulting and support will continue to increase in absolute dollar amounts in future periods as the Company continues to hire additional consulting, training and customer support personnel. Cost of consulting and support increased as a percentage of consulting and support revenues from 52.4% in the three months ended March 31, 1997 to 140.2% in the three months ended March 31, 1998 due to a significant increase in consulting and support personnel. Cost of consulting and support as a percentage of consulting and support revenues decreased from 123.2% in 1996 to 106.8% in 1997, primarily due to better utilization of consulting and support personnel associated with an increased customer base.

    Gross margins may be impacted by the mix of products sold by the Company, the mix of software licenses revenues, software upgrades revenues and consulting and support revenues, the mix of international and North American revenues, and the mix of distribution channels used by the Company. The Company typically realizes higher gross margins on software upgrades revenues than on software licenses revenues, substantially higher gross margins on software licenses revenues than on consulting and support revenues, and higher gross margins on direct sales than on indirect sales. Shifts in mix towards lower margin revenues or sales through indirect channels would adversely impact the Company's overall gross margin and could materially adversely impact the Company's operating results.

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of compensation and consulting expenses and related equipment. To date, the Company has not capitalized any such development costs under Statement of Financial Accounting Standards ("SFAS") No. 86; all research and development costs have been expensed as incurred. Research and development expenses increased from $678,000 in the three months ended March 31, 1997 to $996,000 in the three months ended March 31, 1998, and increased from $39,000 in the Inception Period to $1.8 million in 1996 to $3.0 million in 1997. The increase in absolute dollars in all periods was primarily due to the increased personnel and related costs associated with enhancements of existing products and development of new products. Research and development costs decreased as a percentage of total revenues from 50.1% in the three months ended March 31, 1997 to 49.7% in the three months ended March 31, 1998, and decreased from 91.0% in 1996 to 47.7% in 1997. The Company believes that continued investment in research and development is critical to attaining its strategic objectives and, as a result, expects research and development expenses to increase significantly in absolute dollars in future periods.

    SELLING AND MARKETING

    Selling and marketing expenses consist primarily of salaries, commissions, advertising expenses, trade show expenses, seminars and costs of marketing materials. Selling and marketing expenses increased from $1.3 million in the three months ended March 31, 1997 to $2.0 million in the three months ended March 31, 1998, and increased from $21,000 in the Inception Period to $2.8 million in 1996 to $6.1 million in 1997. The increase in absolute dollars in each period was due primarily to the increase in sales personnel and commissions and costs related to the continued development and implementation of the Company's marketing and branding campaigns. Selling and marketing expenses decreased as a percentage of total revenues from 99.1% in the three months ended March 31, 1997 to 97.7% in the three months ended March 31, 1998, and decreased from 146.4% in 1996 to 95.5% in 1997. The Company expects selling and marketing expenses to increase significantly in absolute dollars in future periods, as the Company hires additional personnel, expands into new markets and continues to promote the NetGravity brand.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of salaries and related costs for the Company's executive, administrative, finance and human resources personnel, support services and professional services fees. General and administrative expenses increased from $241,000 in the three months ended March 31, 1997 to

$708,000 in the three months ended March 31, 1998, and increased from $131,000 in the Inception Period to $1.3 million in 1996 to $1.6 million in 1997. The increase in absolute dollars in each period was primarily a result of increased personnel, professional service fees and facility expenses necessary to support the Company's increased scale of operations. General and administrative expenses as a percentage of total revenues increased from 17.8% in the three months ended March 31, 1997 to 35.3% in the three months ended March 31, 1998, primarily as a result of expansion of international operations. General and administrative expenses decreased as a percentage of total revenues from 67.8% in 1996 to 24.4% in 1997. The Company expects general and administrative expenses to increase in absolute dollars in future periods as the Company expands its staff, incurs additional costs related to expansion of its operations, and is subject to the requirements of being a publicly traded company.

    INCOME TAXES

    As of December 31, 1997, the Company had a net operating loss carryforward for federal and state income tax purposes of approximately $9.8 million. In addition, the Company had federal and state research and development credit carryforwards of approximately $145,000 and $120,000, respectively. The Company's federal net operating loss and research and development credit carryforwards will expire in the years 2010 through 2012, if not utilized. The Company's state net operating loss carryforwards will expire in the year 2003. The state research and development credit can be carried forward indefinitely.

    As of December 31, 1997, NetGravity Europe Limited had a net operating loss carryforward in the United Kingdom of approximately $600,000, which can be used to offset NetGravity Europe Limited's future income. The United Kingdom net operating loss carryforward can be carried forward indefinitely.

    Federal and state tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended. The Company has not yet determined whether such an ownership change has occurred.

    The Company has not recognized any benefit from the future use of such loss carryforwards because management's evaluation of all the available evidence in assessing the realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. See Note 4 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited consolidated statement of operations data for each of the nine quarters ended March 31, 1998, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. In the opinion of management, this information has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations data. The consolidated quarterly data should be read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                            THREE MONTHS ENDED
                                                    -----------------------------------
                                                    MAR. 31   JUNE 30  SEP. 30  DEC. 31
                                                      1996     1996     1996     1996
                                                    --------  -------  -------  -------
                                                        (IN THOUSANDS, EXCEPT AS A
                                                       PERCENTAGE OF TOTAL REVENUES)
  Revenues:
    Software licenses.............................  $    --   $  172   $  597   $  493
    Software upgrades.............................       --        1       16       90
    Consulting and support........................       11       60      155      344
                                                    --------  -------  -------  -------
      Total revenues..............................       11      233      768      927
                                                    --------  -------  -------  -------
  Costs of revenues(1):
    Cost of software licenses.....................       --       --       --       --
    Cost of consulting and support................       --      217      274      211
                                                    --------  -------  -------  -------
      Total cost of revenues......................       --      217      274      211
                                                    --------  -------  -------  -------
      Gross profit................................       11       16      494      716
  Operating costs and expenses:
    Research and development......................      261      333      521      649
    Selling and marketing.........................      103      568      925    1,243
    General and adminstrative.....................      270      181      254      610
                                                    --------  -------  -------  -------
      Total operating costs and expenses..........      634    1,082    1,700    2,502
                                                    --------  -------  -------  -------
      Loss from operations........................     (623 ) (1,066 ) (1,206 ) (1,786)
  Other income (expense), net.....................       17       24       16       (2)
                                                    --------  -------  -------  -------
      Net loss....................................  $  (606 ) $(1,042) $(1,190) $(1,788)
                                                    --------  -------  -------  -------
                                                    --------  -------  -------  -------

  Revenues:
    Software licenses.............................       --     73.8%    77.7%    53.2%
    Software upgrades.............................       --      0.4      2.1      9.7
    Consulting and support........................    100.0%    25.8     20.2     37.1
                                                    --------  -------  -------  -------
      Total revenues..............................    100.0    100.0    100.0    100.0
                                                    --------  -------  -------  -------
  Cost of revenues(1):
    Cost of software licenses(2)..................       --       --       --       --
    Cost of consulting and support(3).............       --     93.1     35.7     22.8
                                                    --------  -------  -------  -------
      Total cost of revenues......................       --     93.1     35.7     22.8
                                                    --------  -------  -------  -------
      Gross profit................................    100.0      6.9     64.3     77.2
  Operating costs and expenses:
    Research and development......................  2,372.7    142.9     67.8     70.0
    Selling and marketing.........................    936.4    243.8    120.4    134.1
    General and administrative....................  2,454.5     77.7     33.1     65.8
                                                    --------  -------  -------  -------
      Total operating costs and expenses..........  5,763.6    464.4    221.3    269.9
                                                    --------  -------  -------  -------
      Loss from operations........................  (5,663.6) (457.5 ) (157.0 ) (192.7)
  Other income (expense), net.....................    154.5     10.3      2.0     (0.2)
                                                    --------  -------  -------  -------
      Net loss....................................  (5,509.1)% (447.2 )% (155.0 )% (192.9)%
                                                    --------  -------  -------  -------
                                                    --------  -------  -------  -------


                                                    MAR. 31  JUNE 30  SEP. 30  DEC. 31  MAR. 31
                                                     1997     1997     1997     1997     1998
                                                    -------  -------  -------  -------  -------

  Revenues:
    Software licenses.............................  $  710   $  665   $  824   $  702   $  775
    Software upgrades.............................     185      266      303      369      402
    Consulting and support........................     458      470      614      792      826
                                                    -------  -------  -------  -------  -------
      Total revenues..............................   1,353    1,401    1,741    1,863    2,003
                                                    -------  -------  -------  -------  -------
  Costs of revenues(1):
    Cost of software licenses.....................       7       21        7       41       15
    Cost of consulting and support................     240      513      728    1,015    1,158
                                                    -------  -------  -------  -------  -------
      Total cost of revenues......................     247      534      735    1,056    1,173
                                                    -------  -------  -------  -------  -------
      Gross profit................................   1,106      867    1,006      807      830
  Operating costs and expenses:
    Research and development......................     678      782      677      896      996
    Selling and marketing.........................   1,341    1,410    1,558    1,764    1,956
    General and adminstrative.....................     241      353      310      648      708
                                                    -------  -------  -------  -------  -------
      Total operating costs and expenses..........   2,260    2,545    2,545    3,308    3,660
                                                    -------  -------  -------  -------  -------
      Loss from operations........................  (1,154 ) (1,678 ) (1,539 ) (2,501 ) (2,830 )
  Other income (expense), net.....................      (6 )     (8 )    (27 )     31       30
                                                    -------  -------  -------  -------  -------
      Net loss....................................  $(1,160) $(1,686) $(1,566) $(2,470) $(2,800)
                                                    -------  -------  -------  -------  -------
                                                    -------  -------  -------  -------  -------
  Revenues:
    Software licenses.............................    52.5%    47.5%    47.3%    37.7%    38.7%
    Software upgrades.............................    13.7     19.0     17.4     19.8     20.1
    Consulting and support........................    33.8     33.5     35.3     42.5     41.2
                                                    -------  -------  -------  -------  -------
      Total revenues..............................   100.0    100.0    100.0    100.0    100.0
                                                    -------  -------  -------  -------  -------
  Cost of revenues(1):
    Cost of software licenses(2)..................     0.5      1.5      0.4      2.2      0.7
    Cost of consulting and support(3).............    17.7     36.6     41.8     54.5     57.8
                                                    -------  -------  -------  -------  -------
      Total cost of revenues......................    18.2     38.1     42.2     56.7     58.5
                                                    -------  -------  -------  -------  -------
      Gross profit................................    81.7     61.9     57.8     43.3     41.5
  Operating costs and expenses:
    Research and development......................    50.1     55.8     38.9     48.1     49.7
    Selling and marketing.........................    99.1    100.6     89.5     94.7     97.7
    General and administrative....................    17.8     25.2     17.8     34.8     35.3
                                                    -------  -------  -------  -------  -------
      Total operating costs and expenses..........   167.0    181.6    146.2    177.6    182.7
                                                    -------  -------  -------  -------  -------
      Loss from operations........................   (85.3 ) (119.7 )  (88.4 ) (134.3 ) (141.2 )
  Other income (expense), net.....................    (0.4 )   (0.6 )   (1.6 )    1.7      1.5
                                                    -------  -------  -------  -------  -------
      Net loss....................................   (85.7 )% (120.3 )%  (90.0 )% (132.6 )% (139.7 )%
                                                    -------  -------  -------  -------  -------
                                                    -------  -------  -------  -------  -------

------------

(1) There are no material costs of revenues associated with software upgrades revenues.

(2) As a percentage of software licenses revenues, costs of software licenses have been 0.0%, 0.0%, 0.0%, 0.0%, 1.0%, 3.2%, 0.8%, 5.8% and 1.9%,
    respective to the quarters presented chronologically above.

(3) As a percentage of consulting and support revenues, costs of consulting and support have been 0.0%, 361.7%, 176.8%, 61.3%, 52.4%, 109.1%, 118.6%, 128.2%
    and 140.2%, respective to the quarters presented chronologically above.

    The Company's total revenues have increased in each quarter presented. The increases have been generally due to increased acceptance of the Company's AdServer family of products, expansion of the Company's direct sales force, the introduction of AdServer Network in April 1997 and increased software upgrades and consulting and support revenues as the installed customer base has grown. Total costs of revenues have generally increased in absolute dollars over the quarters presented due to the Company's increased staffing in customer support, consulting and training. Cost of revenues as a percentage of total revenues has increased every quarter since the three months ended March 31, 1997 to the three months ended March 31, 1998 as a result of the increased percentage of consulting and support revenues over this period of time. Total operating expenses have generally increased in absolute dollar amounts over the quarters shown due to the Company's increased staffing in research and development, sales and marketing and general and administrative functions.

FACTORS AFFECTING OPERATING RESULTS

    As a result of the Company's limited operating history, the Company does not have relevant historical financial data for a significant number of periods on which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on the Company's expectations as to future revenues. Since the Company's expenses are to a large extent fixed in the short term, the Company may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues in relation to the Company's expectations would have an immediate material adverse effect on the Company's business, results of operations and financial condition and net losses in a given quarter would be even greater than expected.

    The Company's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include: (i) varying demand for the Company's products and services, (ii) the Company's success in addressing new and related market opportunities, (iii) the introduction of new or enhanced online advertising or direct marketing solutions by the Company or its competitors,
(iv) changes in the market demand for online advertising and direct marketing software, (v) market acceptance of new products and services offered by the Company, (vi) the timing and size of individual license transactions, (vii) the sales and implementation cycles of the Company's customers, (viii) the addition or loss of customers, (ix) the mix between software licenses, software upgrades and consulting and support revenues, (x) the mix between domestic and international revenues, (xi) the amount of advertising budgets committed to online advertising and direct marketing activities by the Company's current and prospective customers, (xii) price changes or changes in pricing models by the Company or its competitors, (xiii) the mix of distribution channels through which the Company's products are sold, (xiv) increasing complexity of the Company's products resulting in higher costs to develop and maintain, which may not be recouped by increased prices, (xv) the loss of key employees and the time required to train new hires, particularly sales, consulting and customer support personnel, (xvi) the ability to penetrate markets outside of North America,
(xvii) the incurrence of costs relating to possible acquisitions of technology or businesses, (xviii) seasonality related to slower European sales in the third quarter and a shorter implementation period in the fourth quarter, (xix) the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, and (xx) general economic conditions.

    Historically, a significant portion of the Company's revenue for a given quarter has been recognized in the last month of that quarter, and the Company expects this trend to continue. In particular, because the Company's revenue recognition policy requires that the implementation of AdServer be substantially completed before recognition of software license revenue, any delay in the implementation of the Company's products at the end of a quarter could materially adversely affect operating results for that quarter. The Company's revenues are also likely to fluctuate due to factors that impact prospective customers of the Company's products. Expenditures by these customers tend to vary in cycles that reflect overall economic conditions and budgeting and buying patterns. The Company's business could be materially adversely affected by a decline in the economic prospects of its customers or the economy generally, which could alter current or prospective customers' spending priorities or budget cycles or extend the Company's sales cycle with respect to certain customers. In addition, the Company plans to increase its operating expenses to exploit new market opportunities for its products and services, fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, improve its operational and financial systems and broaden its customer support capabilities. To the extent that such expenses precede or do not correspond with increased revenues, the Company's business, results of operations or financial condition could be materially adversely affected and net losses in a given quarter would be even greater than expected.

    Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore it is possible that in some future quarters the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock will likely be materially and adversely affected. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results; Seasonality; Possible Price Erosion."


YEAR 2000 COMPLIANCE



    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries in order to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/ or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues. A number of date code fields in the user interface portion of the Company's AdServer products are currently programmed to accept only two digit entries and, as a result, the Company's AdServer family of software products is not yet fully Year 2000 compliant. While the Company believes that date code fields in other components of its products are Year 2000 compliant, there can be no assurance that all or any of such date code fields are Year 2000 compliant. The Company is currently taking steps to make the date code fields in the user interface portion of its AdServer products Year 2000 compliant, which action the Company intends to complete by the end of June 1998. The Company currently estimates that no external personnel or other resources will be needed to complete such action and that the cost of the re-allocated engineering personnel will be approximately $25,000. However, there can be no assurance that the Company will be successful in making its products fully Year 2000 compliant by the end of June 1998 or thereafter or that the actual internal and external personnel and resources required to achieve such compliance will not materially exceed these estimates. Any failure by the Company to make its products Year 2000 compliant could result in a decrease in sales of the Company's products, deferral of revenue recognition on contracts in which the Company has warranted (or may in the future warrant) compliance with Year 2000 requirements, an increase in the allocation of resources to address Year 2000 problems of the Company's customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by the Company's customers due to such Year 2000 problems. In addition, the Company believes that the purchasing patterns of customers and potential customers may be impacted by Year 2000 issues. Further, many companies are expending significant resources to correct or patch their current software systems. These expenditures of funds may result in reduced funds available to purchase software products such as those offered by the Company. The occurrence of any of such events could have a material adverse effect on the Company's business, results of operations or financial condition.



    As of March 31, 1998, in compliance with SOP 97-2, the Company had deferred approximately $128,000 of otherwise recognizable revenue from contracts in which the Company has warranted that its products will be made Year 2000 compliant, and the Company will not be able to recognize any such deferred revenue until it meets its warranty obligations. In addition, if additional deferred revenue from contracts containing such warranty obligations becomes otherwise recognizable before the Company's products are made Year 2000 compliant, such additional revenue would also continue to be deferred until such warranty obligations are met. The occurrence of any such extended deferral could have a material adverse effect on the Company's business, results of operations or financial condition. Finally, the Company has conducted a preliminary review of its internal computer systems to identify the systems that could be affected by the Year 2000 issue and to develop a plan to resolve the issue. Based on this preliminary review, the Company has determined that certain of its software systems are not currently Year

2000 compliant, and that certain of its computer hardware may not be able to be made Year 2000 compliant. Although the Company believes that such software will become compliant through updates and upgrades that would have been purchased in the ordinary course of business for reasons unrelated to the Year 2000 issue and that the cost to replace such hardware, if necessary, would be less than $60,000, there can be no assurance that the incremental costs of such software and hardware will not materially exceed these preliminary estimates, which higher incremental costs could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors--Year 2000 Compliance."


LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, the Company has financed its operations primarily through the private sale of equity securities and, to a lesser extent, bank and investor borrowings. As of March 31, 1998, the Company had approximately $6.3 million of cash and cash equivalents.

    The Company has a revolving credit facility with a bank in the amount of $1.0 million which bears interest at the prime rate (8.50% as of December 31, 1997) plus 0.75%, and expires in May 1998. Borrowings are limited to the lesser of $1.0 million or 70% of the net amount of eligible accounts receivable and are secured by the Company's accounts receivable. As of December 31, 1997 and March 31, 1998, borrowings under this credit facility were $655,000 and $655,000, respectively. The Company has an equipment line of credit with the same bank that provides up to $1.0 million, bears interest at the prime rate, and expires in June 2000. The line of credit is secured by the Company's fixed assets. As of December 31, 1996 and 1997, and March 31, 1998, $682,000, $584,000 and $524,000,
respectively, had been advanced under this agreement with the principal amount due in 30 monthly installments of $19,467 beginning December 31, 1997. The Company also has a second equipment line of credit with the same bank that provides up to $1.2 million, bears interest at the prime rate, and expires in June 2000. The line of credit is secured by the Company's fixed assets. As of December 31, 1997 and March 31, 1998, $628,000 and $566,000, respectively, had been advanced under this agreement with the principal amount due in 30 monthly installments of $20,933 beginning December 31, 1997. As of December 31, 1997 and March 31, 1998, the Company was not in compliance with certain financial covenants on all of the aforementioned credit facilities, and the Company has received a waiver of such non-compliance.

    Net cash used in operating activities was $1.1 million and $2.1 million in the three months ended March 31, 1997 and 1998, respectively, and was $146,000, $3.3 million and $5.1 million in the Inception Period and in 1996 and 1997, respectively. In each period, cash used by operating activities was primarily a result of a net loss.

    Net cash used in investing activities was $2.7 million and $358,000 in the three months ended March 31, 1997 and 1998, respectively, and was $62,000, $854,000 and $1.2 million in the Inception Period and in 1996 and 1997, respectively. Cash used in investing activities in each period was primarily related to purchases of property and equipment, except for the three months ended March 31, 1997, in which cash used in investing activities related primarily to short-term investments.


    Net cash provided by financing activities of $4.5 million and $3.1 million in the three months ended March 31, 1997 and 1998, respectively, was primarily attributable in each period to net proceeds from the issuance of Preferred Stock. Net cash provided by financing activities of $633,000 for the Inception Period consisted primarily of $450,000 from the issuance of promissory notes convertible into Series A Preferred Stock and $183,000 from the issuance of Common Stock. Net cash provided by financing activities of $4.2 million for the year ended December 31, 1996 primarily consisted of net proceeds of $4.0 million from the issuance of Preferred Stock. Net cash provided by financing activities of $10.8 million for the year ended December 31, 1997 primarily consisted of net proceeds of $9.7 million from the issuance of Preferred Stock and bank borrowings of $1.2 million on an equipment line of credit and an accounts receivable line.


    The Company's deferred revenue balance includes deferred software licenses revenues and revenues attributable to uncompleted consulting engagements, as well as the unamortized portion of the revenues from software upgrades and support contracts. The Company records an accounts receivable and deferred revenue upon shipment and invoicing of a software license to a customer. The Company's accounts receivable balance is relatively large in comparison to quarterly and annual revenues because the Company generally recognizes revenue from the licensing of software later than shipment and invoicing. Further, the Company's deferred revenue balance or changes therein may not be indicative of changes in the ordering patterns of customers or the Company's backlog.

    Although the Company has no other material commitments other than its facilities leases (see Note 6 of Notes to Consolidated Financial Statements), management anticipates that it will experience an increase in its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel. The Company expects that capital expenditures for 1998 will be at least $2.0 million. In particular, the Company anticipates incurring capital expenditures in connection with its expansion of its California, New York and Asia facilities in 1998, and its Europe facilities in 1999. The Company currently anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses will be a material use of the Company's cash resources. The Company believes that the net proceeds of the offering, together with its existing cash and cash equivalents and available bank borrowings, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months.

                                    BUSINESS

    THE FOLLOWING DISCUSSION OF THE COMPANY'S BUSINESS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    NetGravity is the leading provider of online advertising and direct marketing software solutions. A pioneer in the online advertising management software market, the Company believes that it was the first company to provide such commercial software to major online content publishers and has recently expanded into the market for online direct marketing software solutions. The Company develops, markets and supports its mission-critical AdServer family of software products which, together with its full range of professional services and support capabilities, is designed to enhance the effectiveness and efficiency of each constituent in the online advertising and direct marketing supply chain: merchants (vendors of products and services), advertising agencies and content publishers (including advertising networks). In particular, AdServer is designed to enable customers to increase their revenue from online advertising and direct marketing by improving response rates through consumer targeting and to enable customers to reduce their administrative expenses by automating certain advertising and direct marketing business processes. The Company markets and sells its products and services primarily through its field sales and telesales organizations and maintains sales and support operations in North America, Europe and Asia Pacific. To date, the Company has sold its software and services to over 225 customers, including 37 of the content publishers listed in CMR's Interwatch (formerly Jupiter's AdSpend) list of the top 100 revenue-generating online content publishers for the eight months ended August 31, 1997. The Company's customers include @Home Network, CNN Interactive, E*TRADE, J. Walter Thompson, Netscape Communications, ONSALE, Real Cities (Knight-Ridder New Media), Time Inc. New Media, Virgin Net and WhoWhere?.


INDUSTRY BACKGROUND

    The competitive nature of the global marketplace requires merchants to continually seek out and obtain new customers while preserving their relationships with existing customers. Historically, merchants have communicated with consumers through advertising in traditional media (such as print, television and radio) and through traditional direct marketing channels (such as telemarketing and direct mail) to establish and maintain their brand identities, introduce new products, announce improved product features and target offers to potential and current customers. International Data Corporation ("IDC") has estimated that $175 billion would be spent on traditional media advertising in the United States during 1997. The Direct Marketing Association has estimated that $153 billion would be spent on direct marketing in the United States during 1997.

    ADVERTISING AND DIRECT MARKETING SUPPLY CHAIN. The traditional advertising and direct marketing industries together can be viewed as a supply chain with three primary constituents: merchants (vendors of products and services), advertising agencies and content publishers (including advertising networks). As the driving force in the supply chain, merchants seek to increase their sales and brand awareness by targeting advertisements and offers to current and prospective consumers of their products and services. To build relationships with new and existing customers, merchants work with advertising agencies to purchase advertising space targeted at the types of consumers that the merchants desire. Advertising agencies, in turn, identify and secure advertising space from content publishers that meets the merchants' criteria. Content publishers, such as magazines, newspapers, radio stations and television programs, attract audiences of consumers by offering them compelling entertainment and information and deliver these audiences to merchants. Established, larger content publishers generally work directly with advertising agencies in order to retain greater control over their advertising inventories, which, in turn, allows them to maintain and enhance the long-term value of their advertising space to advertising agencies and merchants. Smaller, less established content publishers generally work with advertising agencies through advertising representatives or networks, which provide these content publishers with an outsourced sales force for their advertising space. As depicted below, advertising and direct marketing expenditures flow down the supply chain from merchants to advertising agencies and then to content publishers. In turn, audiences of consumers attracted by content publishers flow up to merchants as prospective customers.

                 ADVERTISING AND DIRECT MARKETING SUPPLY CHAIN

                            [GRAPHIC: SUPPLY CHAIN]

    The dramatic growth of the Internet in recent years has led, and continues to lead, merchants, advertising agencies and content publishers to devote increasing resources toward developing and improving their utilization of the Internet as a medium for advertising and direct marketing.

    GROWTH OF THE WEB AND WEB COMMERCE. IDC estimates that by the end of 1998 there will be over 51 million users of the World Wide Web (the "Web") in the United States and over 97 million users worldwide. IDC projects that, by the end of 2001, the number of Web users will increase to over 106 million in the United States and over 227 million worldwide. The Company believes that the number of Web users and the amount of time users spend on the Web will continue to increase as Internet access becomes more widely available, as Internet bandwidth and reliability are enhanced and as Internet content improves and becomes more multimedia intensive.

    Because online transactions can be faster, less expensive and more convenient than transactions conducted via traditional means, a growing number of consumers are transacting business over the Web. Examples of such transactions include buying consumer goods, trading securities, purchasing airline tickets and paying bills. Jupiter Communications has estimated that 27% of adult Web users made online purchases in 1997 and that 50% of adult Web users will make online purchases in 2000. IDC estimates that purchases of goods and services over the Internet will increase from $32.4 billion in 1998 to $237.2 billion in 2001. The Company believes that as electronic commerce expands, advertisers and direct marketers will increasingly seek to use the Web to locate customers, advertise their products and services and facilitate transactions.

    ONLINE ADVERTISING AND DIRECT MARKETING. The Web continues to emerge as a promising new medium for advertisers due to the growth in the number of Web users, the attractive demographic profiles of Web users, the ability to quickly gather response data and other feedback, the interactive nature of the Web, the potential for reduced costs-per-transaction, the Web's global reach and a variety of other factors. The Web provides advertisers with the opportunity to cost-effectively reach broad, global audiences and to target their advertising based on consumers' demographic characteristics, specific interests and geographic location. Online advertising also has the potential to allow advertisers to measure, in real time, the number of times that a particular advertisement has been viewed, the responses to the advertisement and certain characteristics of the viewers of the advertisement. In addition, the interactive nature of the Web gives advertisers the potential to establish dialogues and one-on-one relationships with consumers, to receive direct feedback on their advertising and to quickly refine their advertising based on such feedback. Accordingly, the Company believes that the Web has the potential to become a more effective and efficient means for advertisers and direct marketers to reach their target audiences as compared to traditional media.


    The unique characteristics of online advertising, combined with the growth in the number of Internet users and their attractive demographic profiles, have led to a significant increase in online advertising. IDC has estimated that online advertising expenditures in the United States would increase from $551 million in 1997 to $4.0 billion in 2001, representing a 64% compounded annual growth rate. Historically, the leading online advertisers have generally been technology companies, Internet search engines and Web content publishers. However, many of the largest advertisers on traditional media, including mass marketers such as consumer products companies and automobile manufacturers, have recently expanded their use of online advertising. The Company believes that online advertising will become an increasing component of such merchants' advertising budgets and that this trend will drive demand for sophisticated online advertising and direct marketing solutions.



    Because highly targeted product offers can be made to consumers at their personal computers, the Company believes that the Internet represents an attractive new medium for direct marketing, which has traditionally been conducted through direct mail and telemarketing. The success of a direct marketing campaign is generally measured by either an increase in response rate (e.g., number of leads, sales or other transactions as a percentage of impressions viewed) or a reduction in cost-per-transaction. The Internet has the potential to enable direct marketers to increase response rates and reduce cost-per-transaction by targeting and delivering direct marketing campaigns to consumers based on their specific demographics, characteristics and interests. Jupiter Communications estimates that expenditures on online direct marketing were $86.0 million in 1997 and will exceed $1.3 billion in 2002.


    SUPPLY CHAIN CONSTITUENTS REQUIRE ENABLING TECHNOLOGY. As the constituents of the advertising and direct marketing supply chain increase their online presence, they seek technologies and solutions to allow them to exploit the attractive demographics, highly-targeted messages, real-time feedback, business process efficiencies and other potential advantages of online advertising and direct marketing. Merchants, advertising agencies and content publishers require comprehensive, reliable and scalable solutions to allow them to effectively and efficiently leverage the power of the Internet for advertising and direct marketing. In particular, the Company believes that larger, more established content publishers will generally require solutions that allow them to continue to closely control their advertising inventory. Moreover, because the process of directly managing the sale and delivery of online advertisements can generate valuable consumer profile and behavioral data, the Company believes that the desirability of maintaining direct control over consumer data may be even greater than with respect to traditional media.

NETGRAVITY SOLUTION


    NetGravity is the leading provider of online advertising and direct marketing software solutions. A pioneer in the online advertising management software market, the Company believes that it was the first company to provide such commercial software to major online content publishers and has recently expanded into the market for online direct marketing software solutions. The Company develops, markets and supports its mission-critical AdServer family of software products which, together with its full range of professional services and support capabilities, is designed to enhance the effectiveness and efficiency of each constituent in the online advertising and direct marketing supply chain: merchants, advertising agencies and content publishers. In particular, AdServer is designed to enable customers to increase revenue from online advertising and direct marketing by improving response rates through consumer targeting and to enable customers to reduce their administrative expenses by automating certain advertising and direct marketing business processes. In addition, as the Company's software delivers advertisements, it gathers consumer viewing and response data which are retained by the Company's customers and can be used to more precisely target future advertisements.


    The Company's AdServer products provide benefits to each of the three primary constituents in the online advertising and direct marketing supply chain:

    MERCHANTS. Merchants with an online presence are focused on attracting consumers to their Web sites and on maximizing revenue per customer. The Company's products are designed to allow merchants to gather consumer behavior data on their sites and correlate this information with other information, such as purchase history, to build detailed customer-profile databases using third party technology. Merchants can then use AdServer to target advertisements promoting new or complementary products to particular consumers based on their profiles. Merchants can also use AdServer to centrally manage advertising campaigns and place targeted advertisements on other Web sites in order to drive interested consumers back to the merchant's Web site. For such campaigns, AdServer can be used to track purchases made by consumers responding to particular advertisements and thereby determine the cost-per-transaction for each campaign.

    ADVERTISING AGENCIES. Advertising agencies seek to maximize the impact of their clients' online campaigns to promote brand awareness or to solicit transactions. AdServer is designed to enable advertising agencies to manage their clients' online campaigns, to make changes to campaigns in real-time and to collect information about consumer behavior that can be mined to create sophisticated profiles. These profiles can be used to improve targeting for both current and future campaigns.


    CONTENT PUBLISHERS. Content publishers seek to attract consumers to their Web sites to maximize the value of their advertising space and/or to solicit transactions. Using AdServer, content publishers can maintain control of their own advertising inventory, consumer data, mission-critical advertising business processes and relationships with advertisers and advertising agencies. AdServer is designed to allow content publishers to predict inventory available for sale, to deliver targeted advertisements to consumers and to provide reports and analysis to advertisers. Additionally, AdServer can be integrated with content management, billing and commerce systems.


    The Company's software is designed to be fault tolerant, scalable, extensible and platform independent to meet the needs of even its largest customers. For example, Netscape, which operates one of the most visited Web sites on the Internet, has served up to 33 million impressions per day with the Company's software. The Company's software also supports industry standard operating environments including popular Unix systems, Microsoft Windows NT, standard relational databases, Web servers from Netscape and Microsoft and Java-enabled Web browsers.

STRATEGY

    The Company's objective is to extend its leadership position in the online advertising and direct marketing industry by establishing AdServer as the standard customer acquisition and retention software solution for online merchants, advertising agencies and content publishers. To achieve this objective, the Company's strategy includes the following key elements:

    EXTEND LEADERSHIP IN ONLINE ADVERTISING SOLUTIONS. The Company intends to extend its leadership position in the market for online advertising solutions by continuing to enhance its technology through investment in research and development activities and by incorporating industry-leading components into its products. The Company believes that maintaining and enhancing its products and services is critical to its ability to solidify its market leadership, strengthen its relationships with current customers and enable it to acquire new customers.

    ESTABLISH LEADERSHIP IN ONLINE DIRECT MARKETING SOLUTIONS. The Company seeks to foster the growth of the emerging market for online direct marketing and to establish leadership in this market. Recognizing the potential of the Web as a direct marketing channel, many of the Company's customers are leveraging AdServer's largely advertising-oriented features to deploy online direct marketing systems. The Company believes that online direct marketing is emerging as a distinct market from online advertising and that customers focusing on online direct marketing will increasingly demand functionality tailored to their specific requirements. Therefore, the Company intends to continue to add features to AdServer designed to meet the specific requirements of direct marketers as well as to enhance its sales, marketing, professional services and support capabilities to promote these new features. The Company believes that this strategy will allow it to address the needs of its direct marketing customers, to help foster the development of the overall market for online direct marketing solutions and to establish itself as a leader in this emerging market.

    MAXIMIZE CUSTOMER VALUE. The Company seeks to continuously increase the value of its solutions to its customers by offering customers additional and improved products and services. In pursuit of this strategy, the Company intends to enhance and extend AdServer to improve functionality through feature refinement and through the addition of complementary product modules coupled with value-added professional services. The Company believes its close relationships with its customers will allow the Company to determine the functionality its customers require. The Company believes that its focus on delivering compelling, high-value solutions to customers will enhance its opportunity to sell additional products and services to existing and future customers, particularly as the requirements of these customers grow and evolve.

    ENABLE EFFICIENT ADVERTISING BUYING ON THE INTERNET. The Company intends in the future to develop products to link together its merchant, advertising agency and content publisher customers to allow them to automate the process of buying and selling online advertising space. One of the key limitations of the Internet as compared to other media is the difficulty merchants and advertising agencies experience when trying to create and manage a campaign across many selected content publishers. Because online audiences tend to be less concentrated than those in traditional media, advertisers seeking a given number of impressions for a particular campaign will generally need to purchase advertising space from comparatively more content publishers for online campaigns. By developing technology to enable the Company's customers from each of the constituents of the advertising and direct marketing supply chain to network with each other to automate the buying and selling of advertising, the Company believes that advertising agencies will be able to purchase online advertising as efficiently as advertising on traditional media. The Company believes that its relationships with existing customers will assist it in designing and developing such technology.

    EXPAND AND LEVERAGE ALLIANCES WITH KEY BUSINESS AND TECHNOLOGY
PARTNERS. The Company continues to develop cooperative alliances with leading Internet systems integrators, Web hosting organizations and technology vendors in order to accelerate the acceptance of the Company's products and to increase operating leverage. The Company believes that these alliances will provide additional marketing and sales channels for the Company's products and allow the Company to leverage its professional services capacity by utilizing these third parties to assist with AdServer deployment and support.

    EXPAND INTERNATIONAL PRESENCE. The Company plans to aggressively expand its international operations to address the global adoption of the Internet and the international demand for online advertising and direct marketing solutions. The Company believes that there are multiple international opportunities for its AdServer products and has established sales and support operations in Europe and Asia Pacific with regional headquarters in London and Tokyo. As part of this expansion, the Company intends to create reselling and systems integration relationships in Europe and Asia Pacific to leverage its sales and consulting forces in these regions. The Company also intends to develop localized versions of its product. The Company believes that an early presence in these markets will enhance its long-term competitive position in these regions.

PRODUCTS

    The Company develops, markets and supports its AdServer family of online advertising and direct marketing management software solutions and offers associated services. The following illustrates the role of AdServer in a typical consumer interaction with a customer's Web site.

  [GRAPHIC: CONSUMER INTERACTION WITH WEB SITE THAT USES NETGRAVITY ADSERVER]

    CAPTIONS:

    1)  CONSUMER VISITS WEB SITE THAT USES NETGRAVITY ADSERVER SOLUTION.

    2)  BROWSER REQUESTS PAGE FROM WEB SITE.

    3) NETGRAVITY ADSERVER LOOKS UP CONSUMER PROFILE, AND CHOOSES MOST APPROPRIATE ADVERTISEMENTS.

    4)  CONTENT PAGE WITH TARGETED ADVERTISEMENTS DELIVERED TO CONSUMER'S
       BROWSER.

    5) NETGRAVITY ADSERVER LOGS DELIVERY AND RESULTS FOR FUTURE ANALYSIS AND REPORTING.


    - SITE ADMINISTRATORS USE NETGRAVITY ADSERVER TO MANAGE FORECASTING, AD INVENTORY, SCHEDULING AND RESULTS ANALYSIS.


NetGravity markets three primary solutions to support the needs of companies in the online advertising and direct marketing industry: AdServer Enterprise, AdServer Network and AdCenter. The Company's solutions are designed to be extensible and robust systems for deploying advertising and direct marketing management solutions on the Internet. The AdServer solutions utilize a common fault-tolerant, scalable architecture for real-time delivery of targeted advertisements, a management system for tracking advertising inventory and a customizable reporting and analysis system allowing AdServer users to better understand their customers.

    ADSERVER ENTERPRISE. AdServer Enterprise is designed to manage advertising and direct marketing on individual Web sites. It allows tracking of consumer action and movement on a Web site and captures consumer responses to advertisements. AdServer Enterprise is designed to be integrated with other systems, such as customer databases, to create rich consumer profiles for more effective targeting. AdServer Enterprise comes pre-configured to address many common targeting requirements and can be extended to perform more specific targeting. AdServer Enterprise's scalable architecture allows Web sites to reliably serve high volumes of targeted advertisements. AdServer Enterprise also collects and summarizes user interaction data to allow detailed analysis and reporting to advertisers and direct marketers.

    ADSERVER NETWORK. AdServer Network is an enhanced version of AdServer Enterprise designed to manage multi-site advertising and direct marketing. AdServer Network is designed to allow central management of advertising inventories of multiple Web sites, delivery of targeted advertisements to multiple remote Web sites based on centralized targeting data, centralized collection and analysis of user information and targeting of advertisements to consumers on remote Web sites. These features make AdServer Network an attractive solution for a variety of applications. For example, AdServer Network can be used by content publishers to deliver targeted advertisements to a set of affiliated Web sites or by advertising agencies to manage campaigns for their clients across all of the Web sites in the campaign.

    ADCENTER. AdCenter is a service designed to allow customers to outsource certain advertising management functions to the Company. NetGravity works with Web hosting organizations to manage a centralized solution for customers that do not wish to hire a technical staff or to maintain their Internet systems.


PRODUCT             MARKET              BENEFITS                 INTRODUCTION DATES
AdServer            SINGLE-SITE         Provides single-site     Version 1.0: March 1996
Enterprise          merchants and       management of user       Version 2.0: September
                    content publishers  information, targeting   1996
                                        of advertisements, and   Version 2.1: March 1997
                                        analysis and reporting   Version 3.0: June 1997
                                        capabilities.
AdServer Network    MULTI-SITE          Provides the capability  Version 2.1: March 1997
                    merchants,          to target                Version 3.0: June 1997
                    advertising         advertisements to
                    agencies, content   consumers on remote Web
                    publishers and      sites, while
                    advertising         aggregating all
                    networks            consumer information
                                        and providing
                                        centralized management
                                        capabilities.
AdCenter            SINGLE AND          Provides a service to    Version 1.0: April 1998
                    MULTI-SITE          allow customers to
                    merchants,          outsource advertising
                    advertising         management to the
                    agencies, content   Company.
                    publishers and
                    advertising
                    networks

PROFESSIONAL SERVICES

    The Company's professional services organization as of March 31, 1998 consisted of 29 individuals, including 14 consultants, who provide the following range of services:

    CONSULTING. The Company offers consulting services to customers that address each of the activities its customers require for the initial implementation and long-term operation of their NetGravity products. NetGravity offers: implementation services to assist its customers in deploying AdServer; system extension services that enable customers to extend NetGravity's products to meet their specific business needs or technical requirements; and migration services that enable customers to migrate to NetGravity's current products from earlier versions of NetGravity's products or from their in-house systems. A typical AdServer implementation requires up to 10 days of professional services. The Company also offers other consulting services, including project management, requirements definition, business process re-engineering, system and solutions design, technical architecture design, systems integration design, custom reporting and software development.

    TECHNICAL SUPPORT. The Company provides product support services, including telephone support and upgrade rights to new minor releases, under its standard maintenance agreements. All of the Company's license customers have entered into standard maintenance agreements. The annual maintenance fee for these services is payable in advance and is based upon a percentage of the then-current list price for the licensed software. A dedicated team of engineers trained to answer questions on the installation and usage of AdServer products provides telephone support from 6:30 a.m. to 4:30 p.m., Pacific time, Monday through Friday, from the Company's corporate offices in San Mateo, California. The Company also offers telephone support 24 hours a day, seven days a week through a call-back procedure to certain customers who pay an additional fee for this service. The Company believes that providing high quality customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and revenue growth. Accordingly, the Company is committed to continued recruiting and maintenance of a high-quality technical support team.

    EDUCATION. NetGravity provides training for both the users of AdServer and the technical staffs who maintain AdServer. The Company also offers training in advertising on the Internet, managing advertising sales with AdServer, and administering AdServer. NetGravity will soon be offering training in developing custom extensions to the AdServer product line. All training is made available at either the customer's location or at NetGravity's facilities in San Mateo, California or New York, New York.

TECHNOLOGY

    NetGravity's AdServer is designed to be a robust architecture for customers to implement flexible, scalable and reliable online advertising and direct marketing solutions, as well as to integrate these solutions with external systems such as electronic commerce and dynamic content generation systems. The AdServer architecture is also extensible through documented application programming interfaces ("APIs") and adheres to numerous industry standards. In addition, the Company believes that the AdServer system architecture is flexible enough to serve as the foundation for related future products.

                       [GRAPHIC: ADSERVER SYSTEM MODULES]

    CAPTIONS:

    -  ADMANAGER PROVIDES FORECASTING, INVENTORY MANAGEMENT, AND SCHEDULING.

    -  ADINSIGHT PROVIDES AUTOMATIC REPORT GENERATION AND PUBLISHING.

    -  ADCONSOLE PROVIDES SYSTEM STATUS AND CONTROL.

    -  SITE AND CONSUMER DATA IS USED FOR REPORTING AND ANALYSIS.

    PRIMARY ADSERVER SUBSYSTEMS

    ADSERVER ADVERTISING DELIVERY ENGINE. The Company's AdServer advertising delivery engine performs the actual content delivery function for the AdServer System. The AdServer engine was designed to deliver highly targeted messages with low latency to Web browsers, Web servers and proprietary content delivery systems. The AdServer delivery engine architecture is designed to be highly scalable, reliable and extensible. The Company has also incorporated several performance and reliability enhancing technologies into the AdServer engine, including built-in load balancing, automatic fail-over, automatic restart and monitoring tools that notify technicians in the event of system failure.

    ADMANAGER BUSINESS PROCESS MANAGEMENT APPLICATION. AdManager is a three-tier application (comprised of user interface, application server and database tiers) designed to allow customers to manage certain online advertising and direct marketing business processes and associated data. In particular, AdManager utilizes proprietary software to automate certain inventory management, scheduling and availability functions that enable more efficient use of available inventory.

    ADINSIGHT ADVERTISING PERFORMANCE AND REPORTING SYSTEM. The Company believes that the information resulting from online advertising and direct marketing placements and consumer response is extremely valuable for understanding consumer behavior and measuring return on investment. The AdInsight measurement and reporting system has been designed to permit detailed reporting and analysis for Web sites and networks. Because of the volume of data gathered from high-traffic sites and networks, AdInsight offers customizable summarization and reporting functions to reduce database size and storage requirements. AdInsight also implements a scheduling system to generate reports for automatic delivery to advertisers and others directly over the Internet.

    ADCONSOLE SYSTEM MANAGEMENT APPLICATION. AdConsole is designed to simplify the process of maintaining and administering the entire AdServer System by providing system administrators with a user interface for common system management tasks. For example, AdConsole permits centralized starting, stopping, monitoring and administering of multiple AdServer engines. AdConsole allows system administrators to schedule routine tasks and monitor and administer AdServer engines across multiple CPUs which increases the reliability of the entire system by reducing opportunities for administration or configuration errors.

    OPEN ARCHITECTURE AND EXTENSIBILITY

    The Company designed the AdServer System with numerous extensibility features to allow integration into existing systems and creation of new functionality. The Company's open targeting architecture allows customers to augment AdServer's standard targeting functionality through the addition of external targeting capabilities. The Company's advertising delivery API allows integration into custom electronic commerce systems, dynamic content delivery systems and other kinds of advertising delivery mechanisms. In addition, AdServer stores business process data, including advertisements, targeting information, delivery statistics and reporting data in a standard relational database management system (RDBMS) in documented data structures, allowing industry standard reporting and query tools to be used to view and manipulate this data. These open extensibility features allow AdServer to be integrated with customers' legacy systems and/or third-party systems, such as sophisticated targeting engines, content delivery systems and customized data mining and analysis tools.

    INDUSTRY STANDARDS

    The Company uses many widely accepted standards in developing its products, including SQL for accessing RDBMSs, HTTP for Internet access, NSAPI (Netscape Application Programming Interface) for access to Netscape's Internet servers, ISAPI (Internet Server Application Programming Interface) for access to Microsoft's Internet servers and HTML for formatting advertisements. Most of the Company's software is written in C++, a widely accepted standard programming language for developing object-oriented applications. Adherence to industry standards provides compatibility with existing applications, enables ease of modification, and reduces the need for software to be rewritten, thus protecting the customer's investment. In addition, the Company is active in formulating standards for advertising measurement on the Internet. For example, an officer of the Company serves on the Board of Directors of the Internet Advertising Bureau, a standards setting body for Web publishers.

CUSTOMERS AND MARKETS

    As of March 31, 1998, NetGravity had over 225 customers. The Company licenses its AdServer products to merchants, advertising agencies, content publishers and advertising networks. The following is a partial list of the Company's customers:

MERCHANTS:

Cendant
Commercial Dynamics
Corbis Corporation
Didax Online

DIRECTV, Inc.

E*TRADE Group, Inc.

Impluse! Buy Network

Ingram Micro, Inc.
International Billing Systems
Internet Travel Network
N2K Inc.
ONSALE
Planet Direct Corporation
Sallie Mae
SRDS
Ticketmaster Corporation
TUCOWS Interactive Limited
West Group

ADVERTISING AGENCIES:

Dentsu Inc. (CCI)
J. Walter Thompson

CONTENT PUBLISHERS:

Advanta (GoodCompany)
Alexa
Asahi Shimbun
Associated Media Base (Electronic Telegraph)
Associated Press
Big Network
Bloomberg
Blue Window
British Telecommunications
Cinetic GmbH
CondeNet
Continental Internet Services
Detroit Newspaper
Family Education Company
Forbes
Fujitsu
General Internet, Inc.
Geosystems (Map Quest)
GolfWeb
Hachette Filipacchi Interactions SA
Harris Publishing Systems Corporation
Healthgate Data Corp.
Hearst New Media and Technology
Hitachi Business International
Hollywood Online Inc.
Hollywood Stock Exchange
HotWired
Houston Chronicle

Inc. Online

InfoSeek
IVI Publishing, Inc.
iVillage
Knight Ridder New Media
La Tribune Interactive
Las Vegas Review-Journal
Los Angeles Times
LiveWorld Productions
Matrix
Macroview Communications
MCA/Universal Studios
McGraw Hill (Business Week)
Medscape, Inc.
Merrill Lynch
Miller Freeman PLC
Minneapolis Star Tribune Interactive
Mirror Group
Motorola (audioSENSE)
Mpath Interactive
MTV Interactive
Netscape Communications Corporation
Nettavisen
New Media Publisher
News Corporation (TVgen)
Newsday
NewTimes, Inc.
Nihon Keizai Shimbun
Nikkei Business Publications, Inc.
Northern Telecom (Nortel)
Online Career Center
PC World Communications
Planet Internet
Quote.com, Inc.
Red Herring
relationships.com, Inc.
Reuters Ltd. (Europe)
Rodale Press
Scientific American Inc.
Straylight
Streamix Corporation
Telecom New Zealand
The AmerUS Group Inc.
The Boston Globe
The Weather Channel
Third Age Media, Inc.
Time Inc. New Media
Toronto Morning Star
Toshiba Corporation
Travel Channel
TriCast Media
Turner Broadcasting (CNN Interactive)
USA.NET
USA Today
U S West (Dex)
U S West (IRG)
ViewCall Canada Inc.
Wire Networks
Virgin Net
Warner Bros. Online
Worldview Systems

ADVERTISING NETWORKS:

Active Agent
@Home Network
AudioNet, Inc.
Canadian Broadcasting Company
Canoe, Canadian Online Explorer
CDA Investment Technology
China Internet Corp.
Clickthrough Canada
Cyberfirst, Inc.
Digital Skies
EMC(2)
GoGlobal.net
GTE Gov't Sys. Corp.
HongKong Telecom IMS
Interealty Corp.
MediaLinx
Nippon Telegraph and Telephone Corporation
Overseas Connections
Riks New Media
Scandinavia Online
StarMedia Network, Inc.
Tele Danmark
Telstra Corporation Ltd.
WhoWhere?
www.yellowpages.com inc.

    SELECTED CUSTOMER CASE STUDIES

    CNN INTERACTIVE. Since August 1995, Cable News Network, Inc. has operated CNN Interactive, a family of Web sites which now includes CNN.com, CNNfn, CNN-Time All Politics, CNN enEspanol, CNN emPortugues and CNN-Sports Illustrated. CNN Interactive is consistently ranked as one of the most visited families of sites on the Web, and currently averages over 75 million page views per week. CNN Interactive initially relied on an internally developed system to manage its online advertising. Daily advertisement rotations were done manually by CNN Interactive personnel using spreadsheets to track advertising inventory. As user traffic and advertising inventory grew dramatically, CNN Interactive concluded that it needed to automate and streamline its online advertising management activities to keep pace with such growth. CNN Interactive turned to NetGravity and, in December 1996, deployed AdServer Enterprise to replace its internal advertising management system. AdServer Enterprise now performs automatic, real-time impression-based advertisement rotation on the CNN Interactive sites. In addition, CNN Interactive uses AdServer's reporting features to generate individualized weekly reports for each of its more than 150 advertisers.

    KNIGHT RIDDER REAL CITIES. Knight Ridder, a major domestic newspaper publisher, through its Knight Ridder New Media division, manages Real Cities, a network of approximately 40 Web sites, each of which is affiliated with a local newspaper. Real Cities sites include MercuryCenter.com from the San Jose Mercury News, Freep.com from the Detroit Free Press and PhillyNews.com from the Philadelphia Inquirer and Philadelphia Daily News. Together, the Real Cities sites receive an average of more than 12.5 million page views per week. Knight Ridder sells local advertising space on individual Real Cities sites and national advertising space on multiple Real Cities sites. Knight Ridder initially attempted to manage these multiple inventories manually. As the number of Real Cities sites increased and as user traffic at each site grew, their system began to fail. Unable to precisely and quickly determine the aggregate impressions delivered for an advertisement across all Real Cities sites, Knight Ridder often over-delivered advertisements, thereby effectively reducing salable inventory. Using both AdServer Network and AdServer Enterprise, Knight Ridder is now able to more precisely and efficiently manage national campaigns while at the same time allowing local control over individual Real Cities sites. The impression-based scheduling and other controls provided by AdServer have allowed Knight Ridder to significantly increase salable inventory while at the same time reducing the resources dedicated to advertising management. In addition, Knight Ridder has a long-term strategy of increasing the value of its advertising inventory through the use of AdServer's targeting capabilities.

    NETNOIR ONLINE. NetNoir Online offers a variety of Afrocentric content on its Web site designed to promote black cultural values and to create an interactive online black "community." Initially, NetNoir attempted to manually manage advertising placement and rotation for its site, which, at the time, served approximately 100,000 advertisement impressions per month. This method was time-consuming, prone to human error and did not allow dynamic targeting of advertisements. NetNoir attempted to outsource tracking and reporting functions to reduce the administrative burden of advertising management but was unsatisfied with the infrequency of the monthly reports that the tracking and reporting firm was providing it. As NetNoir prepared for anticipated growth, it engaged a leading Web hosting organization to host the NetNoir site and to assist NetNoir in upgrading its advertising management capabilities. Through NetGravity's AdHost program, the Web hosting organization purchased an AdServer Enterprise license from the Company, installed and configured the software at the hosting organization's facilities and allowed NetNoir to pay for the use of AdServer through a monthly fee based on number of advertisements served. This arrangement allowed NetNoir to access the sophisticated features of AdServer Enterprise without a significant initial investment and without the need to hire additional technical personnel to maintain its Internet systems. AdServer has significantly reduced the administrative burdens of advertising placement, rotation, tracking and reporting for NetNoir and has scaled smoothly with NetNoir's rapid growth. NetNoir has also begun to use AdServer's targeting features and expects to increase its use of targeting for advertisements and other content in the future.

SALES AND MARKETING

    The Company markets and sells its products and services primarily through its field sales and telesales organizations and maintains sales and support operations in North America, Europe and Asia Pacific. On

March 31, 1998, the Company's sales organization consisted of 21 individuals. The Company has sales and support offices in San Mateo, California, New York, New York, London and Tokyo. The Company sells its products in Europe and Asia Pacific through its subsidiaries in the United Kingdom and Japan. The Company intends to broaden its presence in international markets by aggressively expanding its international sales force and by entering into distribution agreements with foreign distributors. See "Risk Factors--Dependence on Key Personnel; Need for Additional Qualified Personnel" and "--Risks Associated with International Expansion."

    The Company's sales process begins with the generation of sales leads. Sales leads are obtained primarily from telesales, customer referrals, the Company's Web site, responses to the Company's public relations and marketing efforts and through trade shows. The majority of the Company's sales leads to date have come from content publishers seeking online advertising management software. Initial sales activity normally includes a product demonstration of AdServer directly over the Internet to the prospective customer. This demonstration is followed by one or more technical discussions where the customer's issues and concerns are addressed. For interested accounts, a field sales representative and a sales engineer make an on-site visit where the needs of such customer are assessed. Soon thereafter, a proposal is generated containing a statement of work for NetGravity consulting and training services and a quote for the package of software license and services to be delivered. In addition, the Company has developed pre-configured packages suitable for many common customer applications.

    The Company uses a variety of marketing programs to: stimulate demand for its products; build market awareness through the press and industry analysts; produce and maintain marketing information and sales tools; generate and develop customer leads; and establish and manage marketing alliances. As of March 31, 1998, eight employees were engaged in a variety of marketing activities, including: preparing marketing research and collateral marketing materials; product planning; managing press coverage and other public relations; identifying potential customers; attending trade shows, seminars and conferences; establishing and maintaining close relationships with recognized industry analysts; and maintaining the Company's Web site.

    Sales of the Company's software products generally require the Company to engage in a lengthy sales effort including significant education of prospective customers regarding the use and benefits of the Company's products. As a result, the sales cycle for the Company's products is long, currently averaging approximately four months. In particular, the sales cycle for the Company's online direct marketing solutions is likely to be comparatively longer than the sales cycle for the online advertising solutions, since online direct marketing is less established and will require more education of the Company's potential customers. In addition, the implementation of the Company's products often involves a significant commitment of resources by customers and/or the Company's consultants over an extended period of time. The Company's sales and customer implementation cycles are subject to a number of potential delays. These include delays related to product defects or errors as well as delays over which the Company has little or no control, including customers' budgetary constraints, internal acceptance reviews and the complexity of customers' online advertising or direct marketing needs. See "Risk Factors--Lengthy Sales and Implementation Cycles."

MARKETING ALLIANCES

    An important element of the Company's sales strategy is to form business alliances to assist the Company in marketing and selling its products and developing customer applications. This approach is intended to increase the resources available to perform application design and development services for the Company's customers and to enhance the Company's market credibility, potential for lead generation and access to large accounts. Additionally, business partners can provide online advertising and direct marketing expertise in solving the business problems of the Company's customers. The Company has relationships with the following organizations:

    WEB HOSTING ORGANIZATIONS. Web hosting organizations centrally house and maintain Internet connectivity equipment, server hardware and software for their customers. Many Web sites utilize the services of hosting organizations and rely on their advice and recommendations in selecting Internet software solutions. Because of their influence in the market, the Company strives to maintain good business relationships with these organizations. The following Web hosting organizations have provided hosting services to NetGravity customers: ANS

Communications, BBN Corporation, Digex Incorporated, EUnet International B.V., Exodus Communications, Inc., Frontier GlobalCenter, Inc., Proxicom, Inc. and TCG CERFnet, the data and Internet service business unit of Teleport Communications Group Inc.

    INTERNET SYSTEMS INTEGRATORS. Internet systems integrators assist online content publishers and merchants in the design, procurement and deployment of their Web sites. These Internet systems integrators often recommend advertising management and other Internet solutions to their clients. The following Internet systems integrators have worked with NetGravity customers: CKS--Enterprise, a systems integration and consulting organization within CKS Group, Inc., Fort Point Partners, Horizon Technologies, Organic Inc. and Poppe Tyson Interactive.

PRODUCT DEVELOPMENT

    The Company believes that its future success will depend in large part on its ability to enhance the AdServer System, develop new products, maintain technological leadership, and satisfy an evolving range of customer requirements for large scale online advertising and direct marketing applications. The Company's product development organization is responsible for product architecture, core technology, product testing and quality assurance, writing user documentation, and expanding the ability of NetGravity products to operate with the leading hardware platforms, operating systems, database management systems, content management systems and electronic commerce systems. Since inception, the Company has made substantial investments in product development and related activities. In addition, certain technologies have been acquired and integrated into NetGravity products through licensing arrangements. As of March 31, 1998, there were 23 employees in the Company's product development organization. The Company's research and development expenses were $39,000, $1.8 million, and $3.0 million in the period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. To date, the Company has not capitalized any software development costs. The Company expects to continue to devote substantial resources to its product development activities. The Company plans to release its next major version of AdServer in 1999. The Company may also release one or more less significant updates prior to the release of the next major version.

    The market in which the Company competes is characterized by: rapidly changing technology; evolving industry standards; frequent new product and service announcements, introductions and enhancements; and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web, in general, and online advertising and direct marketing in particular. Accordingly, the Company is dependent upon its ability to adapt to rapidly changing technologies, its ability to adapt its solutions to meet evolving industry standards and its ability to continually improve the performance, features and reliability of its solutions in response to both changing customer demands and competitive product and service offerings. The failure of the Company to successfully adapt to such changes in a timely manner could have a material adverse effect on the Company's business, results of operations or financial condition.

    If the Company is unable, for technological or other reasons, to develop on a timely basis the next release of AdServer or other new software products, enhancements to existing products or corrections to errors or defects or performance problems in products, or if such new products or enhancements do not achieve a significant degree of market acceptance or if such products, in order to be released on a timely basis, contain material defects or errors or performance problems, the Company's business, results of operations and financial condition would be materially adversely affected. In addition, there can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to decline or defer licensing of existing Company products. Any decline or deferral of purchases could have a material adverse effect on the Company's business, results of operations or financial condition. Further, if the Company's current or future products do not meet the scalability requirements of its customers due to vastly increased use of the Internet, the Company would have to incur substantial expenditures and resources to address such issue and there can be no assurance that the Company would be successful in scaling the capabilities of its products to such level.

    Although the Company sells products to each of the constituents in the online advertising and direct marketing supply chain (merchants, advertising agencies and content publishers), it does not currently offer products automating the online advertising purchasing process among such constituents. If demand for a comprehensive solution develops and the Company fails to develop such a solution on a timely basis, or at all, it could have a material adverse effect on the Company's business, results of operations or financial condition. In addition, as more customers demand online advertising and direct marketing solutions, the Company must tailor its products to the specific requirements of both online advertisers and direct marketers and provide a solution for supplying demographic and behavioral data. Specifically, the online direct marketing market will require more narrowly targeted advertisements than the online advertising market and will be even more reliant on demographic data than the online advertising market. Although AdServer's largely advertising-oriented features can be used for online direct marketing, the Company has not yet developed products with the custom features required by online direct marketers. If the Company does not develop a satisfactory product to address the online direct marketing market, future growth of the Company could be impaired and the Company could lose customers to competitors with more comprehensive solutions. The occurrence of any such event could have a material adverse effect on the Company's business, results of operations or financial condition.

    The Company's products are designed to operate on a variety of hardware and software platforms employed by its customers in their individual networks. The Company must continually modify and enhance its products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by operating systems vendors, particularly Microsoft and Sun, by vendors of relational database software, particularly Oracle and Microsoft, and browsers, particularly Netscape and Microsoft could materially adversely impact the Company's business, results of operations or financial condition.

COMPETITION

    The market for online advertising and direct marketing is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to continue to increase both from existing competitors and new market entrants. There are no substantial barriers to entry in these markets, and the Company believes that its ability to compete is dependent upon many factors within and beyond its control, including the timing and market acceptance of new solutions and enhancements to existing solutions developed by the Company and its competitors, customer service and support, sales and marketing efforts and the ease of use, performance, features, price and reliability of the Company's solutions.

    Historically, participants in the online advertising and direct marketing supply chain have used internally developed systems to manage their own online advertising and direct marketing functions. However, the Company believes that its primary competition will increasingly come from vendors that provide online advertising and direct marketing software or service solutions or service solutions. In the online advertising market, the Company competes directly with DoubleClick, CMG (through its Engage/Accipiter unit) and Excite (through its MatchLogic unit), and a variety of other online advertising service providers. Some of these companies (such as DoubleClick) have adopted a business model focused on outsourcing of advertising and direct marketing management. If this model increases in popularity for the Company's targeted markets, the Company will be required to devote additional resources to keep its own outsourcing solution competitive. Any failure by the Company to successfully design, develop and market an advanced outsourced solution under such circumstances would have a material adverse effect on the Company's business, results of operations and financial condition. In the online direct marketing market, the Company expects to face indirect competition from the vendors of electronic commerce systems, including BroadVision, Interworld and Open Market, among others. Additionally, providers of electronic commerce could build online direct marketing solutions that would obviate the need for any current or future products of the Company targeted to the online direct marketing industry. The Company also encounters competition from Netscape and Microsoft, which build or bundle advertising management products with their Internet commerce solutions. Both Netscape and Microsoft have significantly greater resources than the Company, and due to their control of the browser market, if either of them were to offer online advertising and direct marketing management solutions with features comparable to those offered by the Company, there can be no assurance that the Company would be able to compete effectively against any such product offerings.

    Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition, more extensive customer bases and larger proprietary consumer databases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, or offer more attractive terms to purchasers than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could have a material adverse effect on the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to compete successfully against existing or potential competitors or that competitive pressures will not have a material adverse effect on the Company's business, results of operations or financial condition.

    The principal competitive factors affecting the market for the Company's products are depth and breadth of functionality offered, ease of deployment, expense of maintenance relative to service offerings, outsourcing capability, control over consumer profile data, product quality, price, and consulting and customer support. The Company believes it presently competes favorably with respect to each of these factors. However, the Company's market is still evolving, and there can be no assurance that the Company will be able to compete successfully with current or future competitors, or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, results of operations or financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    The Company's success and ability to compete are dependent in part upon its proprietary technology. The Company relies on trademark, trade secret and copyright law to protect its technology. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within the industry. Furthermore, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining its technology leadership position than the legal protection of its technology. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

    The Company generally provides its products to end users under nonexclusive, nontransferable licenses during the term of the agreement, which is usually in perpetuity. Under the general terms and conditions of the Company's standard license agreements, the licensed software may be used pursuant to NetGravity's published licensing practices. The source code for the Company's proprietary software is protected both as a trade secret and as a copyrighted work. In addition, some of the Company's agreements with its customers contain provisions requiring release of source code for limited, non-exclusive use by the customer in the event that the Company ceases to do business or the Company fails to support its products. This release of source code may increase the likelihood of misappropriation by third parties. The Company's policy is to enter into confidentiality and intellectual property assignment agreements with its employees, consultants, and vendors and generally to control access to and distribution of its software, documentation, and other proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, results of operations or financial condition.

    Although the Company believes that its products do not infringe the proprietary rights of third parties, there can be no assurance that the Company's products or business activities will not infringe upon the patent or other proprietary rights of others, or that other parties will not assert or prosecute infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, results of operations or financial condition. From time to time the Company has been, and expects to continue to be, subject to claims in the ordinary course of its business, including claims of alleged infringement of the copyrights, trade secrets and other intellectual property rights of third parties by the Company. Although such claims have not resulted in litigation or had a material adverse effect on the Company's business, results of operations or financial condition, such claims and any resultant litigation, should they occur, could subject the Company to significant liability for damages and could result in invalidation of the Company's proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have a material adverse effect on the Company's business, results of operations or financial condition. If any such claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on reasonable terms or at all.

    The Company's products are designed to operate on a variety of hardware and software platforms employed by its customers in their networks. The Company must continually modify and enhance its products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, particularly Microsoft and Sun, by vendors of relational database management software, particularly Oracle and Microsoft, and by vendors of browsers, particularly Netscape and Microsoft, could materially adversely impact the Company's business, results of operations or financial condition. The failure of the Company's products to operate effectively across the various existing and evolving versions of hardware and software platforms and database environments employed by customers could have a material adverse effect on the Company's business, results of operations or financial condition. The Company also relies upon the licensing of certain software from third parties, including database access technology and other tools from Rogue Wave, and there can be no assurance that the Company's third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of the Company's products and services until equivalent technology, if available, is identified, licensed, and integrated, which could have a material adverse effect on the Company's business, results of operations or financial condition.

    In order for the Company to provide adequate demographic data (which is essential for more narrowly targeted advertising and direct marketing) for its customers without their own demographic data or without access to their demographic data, the Company will need to partner with companies offering such demographic data. The failure of the Company to form such partnerships could have a material adverse effect on the business, results of operations or financial condition of the Company.

EMPLOYEES

    As of March 31, 1998, the Company had 94 employees, including 29 in sales and marketing, 23 in research and development, 29 in professional services, customer support and education, and 13 in finance and administration. Of these, five are located in Asia, nine are located in Europe and the remainder are located in North America. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes its relationship with its employees is good.

FACILITIES

    The Company is headquartered in San Mateo, California where it leases approximately 13,000 square feet pursuant to a term lease that expires on May 31, 1998. The Company is seeking to lease a larger facility in the San Mateo area for its headquaters and expects to occupy its current San Mateo facility on a month-to-month basis until a new facility is leased and prepared for occupancy. In the event the Company's month-to-month lease is terminated on short notice, there can be no assurance that the Company will be able to find alternate facilities on a timely basis or at reasonable cost. In addition, the Company maintains a regional office in New York, New York where it leases approximately 3,000 square feet of office space pursuant to a lease that expires in 2003. The Company also leases space in London and Tokyo to support its international operations. See Note 6 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

    The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages as of March 31, 1998, are as follows:


NAME                                                     AGE                             POSITION
---------------------------------------------------      ---      -------------------------------------------------------
John W. Danner.....................................          31   Chairman of the Board and Chief Executive Officer
Stephen E. Recht...................................          46   Chief Financial Officer and Secretary
Susan Atherton.....................................          41   Vice President of Sales
Rick E. D. Jackson IV..............................          37   Vice President of Marketing
Douglas S. Kaplan(1)...............................          32   Vice President and General Manager of Asia Pacific
Martin G. Lane-Smith...............................          50   Vice President of Engineering
Thomas A. Shields..................................          30   Vice President, Chief Technology Officer
Jitendra Valera....................................          40   Vice President and General Manager of Europe
Larry C. Wear......................................          32   Vice President of Support and Service
John D. D. Kohler(2)...............................          44   Director
Jonathan D. Lazarus(3).............................          47   Director
Alexander R. Slusky(2)(3)..........................          30   Director


----------


(1) Mr. Kaplan is an employee of Asia Pacific Ventures Co., a consulting firm providing management services to NetGravity Asia Pacific K.K., and is not directly employed by the Company or by NetGravity Asia Pacific K.K. See "Certain Transactions."


(2) Member of Audit Committee.

(3) Member of Compensation Committee.


    JOHN W. DANNER co-founded the Company in 1995, served as its President from inception until April 1998 and has served as Chief Executive Officer and as a Director since inception. In April 1998, Mr. Danner was elected Chairman of the Board. From 1994 to 1995, Mr. Danner was a technical lead/architect for Silicon Graphics, Inc. ("Silicon Graphics"), where he architected the set-top and server side of a component of Silicon Graphics' interactive television system. From 1990 to 1994, Mr. Danner was a development manager at Oracle Corporation ("Oracle"), where he oversaw product development for Oracle Book, a multimedia browser. Since January 1998, Mr. Danner has served on the Board of Directors of the Internet Advertising Bureau, an online advertising advocacy group and standards-setting body for online content publishers. Mr. Danner received B.S.E.E. and M.S.E.E. degrees from Stanford University.


    STEPHEN E. RECHT has served as the Chief Financial Officer and Secretary of the Company since 1996. From 1995 to 1996, Mr. Recht was the Chief Financial Officer of AuraVision Corporation, a fabless, multimedia semiconductor company, where Mr. Recht was responsible for all financial operations, investor relations, contract administration, human resources and facilities. From 1992 to 1995, Mr. Recht was the Vice President, Finance and Administration and the Chief Financial Officer of ViewStar Corporation, a client/server, business process automation software company, where Mr. Recht directed all financial operations and investor relations. Mr. Recht received a B.A. degree in Economics from Stanford University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

    SUSAN ATHERTON has served as the Company's Vice President of Sales since April 1998. From 1996 to 1998, Ms. Atherton was the Vice President, Worldwide Sales, of Datamind Corporation, a developer of data mining client/server and Web-enhanced products, where Ms. Atherton managed the company's direct and indirect channels sales organization worldwide and helped develop key strategic relationships with several technology companies. From 1995 to 1996, Ms. Atherton was the Vice President, Worldwide Sales, of Red Pepper Software, a supply chain management software developer, where Ms. Atherton managed the company's direct and indirect channels sales organization worldwide. From 1993 to 1995, Ms. Atherton was the Area Vice President of Ross Systems, Inc., a provider of supply chain management solutions and client/server business software for enterprise resource planning, where Ms. Atherton helped manage the company's Western U.S. sales force. Ms. Atherton received a B.S. degree in Economics from the University of California, Riverside.

    RICK E. D. JACKSON IV has served as the Company's Vice President of Marketing since 1997. From 1996 to 1997, Mr. Jackson was the Vice President, Marketing for mFactory, Inc., an advanced multimedia authoring tool company, where Mr. Jackson assembled and led a team of professionals responsible for all aspects of product and corporate marketing. From 1994 to 1996, Mr. Jackson was the Director of Product Marketing for Taligent, Inc. ("Taligent"), a software company, where Mr. Jackson managed the marketing organization responsible for various Taligent products. From 1990 to 1994, Mr. Jackson was the Director of Product Marketing for NeXT Computer, Inc., a desktop computer and software manufacturer, where Mr. Jackson assembled, managed and led the company's product marketing team. Mr. Jackson received a B.S. degree in Computer Science from California State University, Northridge.


    DOUGLAS S. KAPLAN, a non-employee consultant to the Company, has served as the Company's Vice President and General Manager of Asia Pacific since 1997. Mr. Kaplan is an employee of Asia Pacific Ventures Co., a consulting firm providing management services to NetGravity Asia Pacific K.K. From 1995 to 1997, Mr. Kaplan was the Vice President of Nikkei BP BizTech Inc. ("Nikkei"), a Japanese business and technology publisher, which Mr. Kaplan founded. At Nikkei, Mr. Kaplan defined the company's business plan and developed Nikkei as a consulting and research company. From 1990 to 1995, Mr. Kaplan was a Representative Director and a co-founder of CMP Japan, the Japanese subsidiary of CMP Media, Inc., a technology publisher. At CMP Japan, Mr. Kaplan developed the company's business plan and implemented the business of consulting with U.S. technology companies interested in conducting business in Japan. Mr. Kaplan received a B.A. degree in Asian Studies and Economics from the University of California, Berkeley.


    MARTIN G. LANE-SMITH has served as the Company's Vice President of Engineering since 1997. From 1991 to 1997, Mr. Lane-Smith was the Vice President, Engineering of Edify Corporation, a provider of software solutions for interactive online services, where Mr. Lane-Smith was responsible for all aspects of product development, product support and the management of the company's engineering team. Mr. Lane-Smith received a B.A. degree and an M.S. degree, each in Natural Sciences (Math and Physics), from the University of Cambridge.

    THOMAS A. SHIELDS co-founded the Company in 1995 and served as the Company's Vice President of Engineering and Secretary until 1996. Since 1996 Mr. Shields has served as the Company's Vice President, Chief Technology Officer. From 1992 to 1995, Mr. Shields was a Development Manager and a Project Lead for Oracle, where he led the Oracle Book project through two release cycles and designed the entire feature set of Oracle Book version 2. Mr. Shields received a A.B. degree in Computer Science from Harvard University.


    JITENDRA VALERA has served as its Vice President and General Manager of Europe since 1997. From 1996 to May 1998, Mr. Valera was an employee of Protege Software (Holdings) Limited, a consulting firm providing management services to NetGravity Europe Ltd. From 1994 to 1996, Mr. Valera was the Managing Director of Applix (UK) Ltd., the United Kingdom subsidiary of Applix Inc., a producer and marketer of enterprise software, where Mr. Valera was responsible for management of the company. From 1989 to 1993, Mr. Valera held various positions with Data Logic Ltd. ("Data Logic"), a computer services company, including most recently, Director of Sales, Professional Services Division (International Territory) and Director, International Sales and Marketing, Professional Services Division. Among Mr. Valera's responsibilities at Data Logic was establishing sales groups and strategies. Mr. Valera received a Business Studies degree from Havering Technical College and an HND degree in Business Studies from Hatfield Polytechnic.


    LARRY C. WEAR has served as the Company's Vice President of Support and Service since 1995. From 1994 to 1995, Mr. Wear was the Director of Customer Support for Mercury Interactive Corporation, an automated client/ server testing software company, where Mr. Wear was responsible for all customer support, training, consulting and pre-sales engineering in North America. From 1992 to 1993, Mr. Wear was the Vice President of Software

Development for XALT Software Corporation, a producer of personal and group productivity tools, where he oversaw the design, development, testing, porting and release of a suite of products. Mr. Wear received a B.S.E.E. degree from the University of California, Davis, and an M.S.E.E. degree from Stanford University.

    JOHN D. D. KOHLER has served as a Director of the Company since inception. In 1996, Mr. Kohler founded Redleaf Venture Management, L.L.C., a venture management firm, of which he is currently a Managing Member. From 1994 to 1995, Mr. Kohler was Vice President and General Manager, Customer Solutions, at Netscape Communications Corporation. From 1991 to 1993, Mr. Kohler was a Vice President and General Manager at Silicon Graphics. Over the previous 15 years, Mr. Kohler held executive positions at Hewlett Packard Company, Convergent Technologies and Unisys Corporation. Mr. Kohler received a B.A. degree in International Relations and Economics from the University of California, Los Angeles.

    JONATHAN D. LAZARUS has served as a Director of the Company since 1996. From 1985 to 1996, Mr. Lazarus worked at Microsoft Corporation ("Microsoft"), where he served most recently as Vice President, Strategic Relations. Mr. Lazarus is an advisor to Microsoft, the Universal Studios New Media Group and ZDTV. Mr. Lazarus currently serves on the boards of directors of Ziff-Davis, Inc. and several private companies. Mr. Lazarus received a B.S. degree in Communications from Temple University.


    ALEXANDER R. SLUSKY has served as a Director of the Company since 1997. Since April 1998, Mr. Slusky has been the Managing Member of Vector Capital Partners, L.L.C., the General Partner of Vector Capital, L.P. ("Vector Capital"), a technology equity fund affiliated with Ziff Brothers Investments ("ZBI"). Since 1995, Mr. Slusky has been a Principal of ZBI and from 1996 to April 1998 was a General Partner of Vector Capital. From 1992 to 1995, Mr. Slusky was an Associate at New Enterprise Associates ("NEA"), a venture capital fund, and from 1993 until 1995 a Special Limited Partner of NEA VI, an entity affiliated with NEA. Mr. Slusky serves on the boards of directors of several private companies. Mr. Slusky received an A.B. degree in Economics from Harvard University and an M.B.A. from the Harvard Business School.


BOARD COMMITTEES

    The Board of Directors has a Compensation Committee and an Audit Committee.

    COMPENSATION COMMITTEE. The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding all forms of compensation provided to the executive officers and directors of the Company and its subsidiaries including stock compensation and loans. In addition, the Compensation Committee reviews and makes recommendations on bonus and stock compensation arrangements for all employees of the Company. As part of the foregoing, the Compensation Committee also administers the Company's 1995 Stock Option Plan, 1998 Stock Plan and 1998 Employee Stock Purchase Plan. The current members of the
Compensation Committee are Messrs. Lazarus and Slusky.

    AUDIT COMMITTEE. The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company and its subsidiaries, including, among other things, the Company's internal audit and control functions, the results and scope of the annual audit and other services provided by the Company's independent auditors and the Company's compliance with legal matters that have a significant impact on the Company's financial reports. The Audit Committee also consults with the Company's management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent auditors. The current members of the Audit Committee are Messrs. Kohler and Slusky.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

    Directors of the Company do not receive cash compensation for their service as directors. Each non-employee director will automatically receive an option to purchase 25,000 shares of Common Stock upon joining the Board of Directors. Each incumbent director will automatically be granted an option to purchase an additional 5,000 shares of Common Stock annually. See "Management--Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors currently consists of Messrs. Lazarus and Slusky. No interlocking relationship exists between any member of the Company's Board of Directors or the Company's Compensation Committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS


    Pursuant to the Founder's Stock Purchase Agreements entered into in September 1995 between the Company and each of John W. Danner, the Company's Chairman of the Board and Chief Executive Officer, and Thomas A. Shields, the Company's Vice President, Chief Technology Officer, the vesting of the stock purchased under such agreements will accelerate upon certain changes of control of the Company. See "Certain Transactions."



    Pursuant to various agreements entered into between the Company and each of Stephen E. Recht, the Company's Chief Financial Officer and Secretary, Susan Atherton, the Company's Vice President of Sales, and Jitendra Valera, the Company's Vice President and General Manager of Europe, upon certain changes of control, certain benefits will be provided to each of such individuals under certain circumstances in accordance with their respective agreement. See "Certain Transactions--Employment and Severance Agreements."


EXECUTIVE COMPENSATION

    The following table sets forth in summary form information concerning the compensation awarded to, earned by or paid for services rendered to the Company in all capacities during fiscal 1997 by (i) the Company's Chief Executive Officer; (ii) the Company's four other most highly compensated executive officers whose salary and bonus for such year exceeded $100,000, including one former officer; and (iii) two other executive officers whose salary and bonus for fiscal 1997 would have exceeded $100,000, had they served as officers during the entire fiscal 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                      FISCAL 1997
                                                                                                     -------------
                                                                                                       LONG-TERM
                                                                                                     COMPENSATION
                                                                                                     -------------
                                                                                   FISCAL 1997
                                                                              ---------------------     AWARDS
                                                                                                     -------------
                                                                               ANNUAL COMPENSATION    SECURITIES
                                                                              ---------------------   UNDERLYING
NAME AND PRINCIPAL POSITION                                                   SALARY($)   BONUS($)    OPTIONS(#)
----------------------------------------------------------------------------  ----------  ---------  -------------
John W. Danner, Chairman of the Board and Chief Executive Officer...........  $  124,280  $      --           --
Stephen E. Recht, Chief Financial Officer and Secretary.....................     154,517         --       78,408
Rick E. D. Jackson IV, Vice President of Marketing (1)......................      78,462         --      150,000
Martin G. Lane-Smith, Vice President of Engineering (2).....................      21,346     25,000      214,603
Thomas A. Shields, Vice President, Chief Technology Officer.................     100,500         --           --
Larry C. Wear, Vice President of Support and Service........................     137,922         --       81,817
Stephen Reade, former Vice President of Sales (3)...........................     104,000    149,876       79,545

----------
(1) Mr. Jackson joined the Company in June 1997; his annualized base salary for fiscal 1997 was $150,000.

(2) Mr. Lane-Smith joined the Company in November 1997; his annualized base salary for fiscal 1997 was $185,000.

(3) Mr. Reade resigned as an employee of the Company in January 1998 and has been retained by the Company as a consultant since that time. See "Certain Transactions."

OPTION GRANTS IN FISCAL 1997

    The following table provides information relating to stock options awarded to each of the Named Executive Officers during the fiscal year ended December 31, 1997. All such options were awarded under the Company's 1995 Stock Option Plan. No stock appreciation rights were granted to these individuals during such year.

                                                                                                    POTENTIAL REALIZED
                                                          INDIVIDUAL GRANTS                          VALUE AT ASSUMED
                                    -------------------------------------------------------------    ANNUAL RATES OF
                                     NUMBER OF      PERCENT OF                                         STOCK PRICE
                                    SECURITIES     TOTAL OPTIONS                                       APPRECIATION
                                    UNDERLYING      GRANTED TO         EXERCISE                     FOR OPTION TERM(1)
                                      OPTIONS      EMPLOYEES IN        PRICE PER      EXPIRATION   --------------------
NAME                                GRANTED(#)    FISCAL 1997(%)    SHARE($)(2)(3)     DATE(4)       5%($)     10%($)
----------------------------------  -----------  -----------------  ---------------  ------------  ---------  ---------
John W. Danner, Chairman of the
  Board and Chief Executive
  Officer.........................          --              --                --               --         --         --

Stephen E. Recht, Chief Financial
  Officer and Secretary...........      72,727             5.5%        $    0.22        3/20/2007  $  10,062  $  25,500

                                         5,681             0.4              0.22       11/20/2007        786      1,992

Rick E. D. Jackson IV, Vice
  President of Marketing..........     150,000            11.4              0.22        6/16/2007     20,754     52,594

Martin G. Lane-Smith, Vice
  President of Engineering........     214,603            16.3              0.22        11/3/2007     29,692     75,245

Thomas A. Shields, Vice President,
  Chief Technology Officer........          --              --                --               --         --         --

Larry C. Wear, Vice President of
  Support and Service.............      34,090             2.6              0.22        3/20/2007      4,717     11,953

                                        47,727             3.6              0.22       11/20/2007      6,603     16,734

Stephen Reade, former Vice
  President of Sales (5)..........      79,545             6.0              0.22        3/20/2007     11,006     27,890

----------
(1) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future trading prices of its Common Stock. There can be no assurance that any of the values reflected in this table will be achieved. Actual gains, if any, on stock option exercises are dependent on numerous factors, including the future performance of the Company, overall market conditions and the option holder's continued employment with the Company throughout the entire vesting period and option term, which factors are not reflected in this table.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors on the date of grant.

(3) Exercise price may be paid in (i) cash, (ii) check, (iii) promissory note,
    (iv) by delivery of already-owned shares of the Company's Common Stock subject to certain conditions, (v) by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price or (vi) any combination of the foregoing methods of payment under applicable law.

(4) Twenty-five percent (25%) of the shares issuable upon exercise of options granted under the Company's 1995 Stock Option Plan become vested on the first anniversary of the vesting commencement date and the balance vests at the rate of 1/48th of such shares for each month thereafter.

(5) Mr. Reade resigned as an employee of the Company in January 1998 and has been retained by the Company as a consultant since that time. See "Certain Transactions."

AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND DECEMBER 31, 1997 OPTION VALUES

    The following table provides information with respect to the Named Executive Officers concerning unexercised options held as of December 31, 1997. No options were exercised by the Named Executive Officers during the last fiscal year.

                                                                   NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED OPTIONS        VALUE OF UNEXERCISED
                                                                            AT                    IN-THE-MONEY OPTIONS AT
                                                                   DECEMBER 31, 1997(#)           DECEMBER 31, 1997($)(1)
                                                             --------------------------------  ------------------------------
NAME                                                         EXERCISABLE(2)   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------------------------  -------------  -----------------  -----------  -----------------

John W. Danner, Chairman of the Board and Chief Executive
  Officer..................................................          --                --              --              --

Stephen E. Recht, Chief Financial Officer and Secretary....     187,498                --       $  61,874              --

Rick E. D. Jackson IV, Vice President of Marketing.........     150,000                --          49,500              --

Martin G. Lane-Smith, Vice President of Engineering........     214,603                --          70,819              --

Thomas A. Shields, Vice President, Chief Technology
  Officer..................................................          --                --              --              --

Larry C. Wear, Vice President of Support and Service.......      81,817                --          27,000              --

Stephen Reade, former Vice President of Sales (3)..........      79,545                --          26,250              --

----------

(1) Represents the difference between the fair market value of the shares of Common Stock underlying the options at December 31, 1997 ($0.55 per share, as determined by the Board of Directors) less the exercise price of such options ($0.22 per share).

(2) The option shares are immediately exercisable, subject to the Company's repurchase option at the original exercise price upon the optionee's cessation of service prior to vesting in such option shares. The repurchase option lapses or the option shares become vested as follows: 25% of the option shares vest upon the completion of one year of service from the vesting commencement date and an additional 1/48th of such shares become exercisable each month thereafter.

(3) Mr. Reade resigned as an employee from the Company in January 1998 and has been retained by the Company as a consultant since such time. See "Certain Transactions."

EMPLOYEE BENEFIT PLANS


    1995 STOCK OPTION PLAN. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors in September 1995 and was approved by the Company's stockholders in October 1995. At April 30, 1998, a total of 3,000,297 shares of Common Stock had been reserved for issuance under the 1995 Plan. The 1995 Plan provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. Directors who are not also employees are not eligible to receive grants under the 1995 Plan once the Company registers any class of any equity security pursuant to the Exchange Act. The purposes of the 1995 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and its subsidiaries and to promote the success of the Company's business. The 1995 Plan is administered by the Board of Directors or by a committee appointed by the Board which identifies optionees and determines the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.


    The terms of options granted under the 1995 Plan may not exceed ten years. The term of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or a parent or subsidiary of the Company (a "Ten Percent Stockholder"), may not exceed five years, however. Generally, options granted under the 1995 Plan vest and become exercisable starting one year after the date of grant, with 25% of the shares subject to the option becoming exercisable at that time and an additional 1/48th of such shares becoming exercisable each month thereafter. Holders of options granted under the 1995 Plan may exercise their options prior to complete vesting of shares, provided that such holders enter into a restricted stock purchase agreement granting the Company an option to repurchase any unvested shares at a price per share equal to the original exercise price per share for the option in the event of a termination of the optionee's employment or consulting relationship. The exercise price of incentive stock options granted to an employee under the 1995 Plan must be at least equal to the fair market value of the shares on the date of grant. The exercise price of any incentive stock option granted to a Ten Percent Stockholder must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options granted to a Ten Percent Stockholder under the 1995 Plan must be no less than 110% of the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options granted to a non-Ten Percent Stockholder may be no less than 85% of the fair market value of the Common Stock on the date of grant for non-Ten Percent Stockholder employees and consultants. The consideration for exercising any incentive stock option or any nonstatutory stock option is determined by the Board of Directors and may consist of (i) cash, (ii) check, (iii) promissory note, (iv) delivery of already-owned shares of the Company's Common Stock subject to certain conditions, (v) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price or (vi) any combination of the foregoing methods of payment under applicable law.

    No option granted under the 1995 Plan may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms). In the event of a proposed sale of all or substantially all of the Company's assets or merger of the Company with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity. If such options are not assumed or substituted, each optionee may exercise options as to all of the shares subject to the option agreement, including shares as to which such options would not otherwise be exercisable and the options become fully vested, or to the extent such options have been exercised and unvested shares remain subject to a restricted stock purchase agreement, the Company's repurchase option will lapse entirely. In the event that the options become fully vested in connection with a sale of assets or merger of the Company, the optionees will be notified that the options are fully vested for a period of fifteen (15) days from the date of such notice, and that the options will terminate upon the expiration of such period.


    As of April 30, 1998, 1,205,861 shares of Common Stock had been issued upon exercise of options outstanding under the 1995 Plan. Options to purchase 1,723,441 shares of Common Stock at a weighted average exercise price of $1.83 were also outstanding.



    1998 STOCK PLAN. The Company's 1998 Stock Plan (the "1998 Plan") was adopted by the Board of Directors on April 23, 1998 and was approved by the Company's stockholders effective as of May 8, 1998. As of the date of this Prospectus, no shares had been issued and no stock options had been granted under the 1998 Plan.


    The 1998 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. A total of 2,000,000 shares of Common Stock, plus annual increases equal to the lesser of (i) 1,000,000 shares, (ii) 5% of the outstanding shares, or (iii) a lesser amount determined by the Board of Directors, are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in April 2008.

    The 1998 Plan may be administered by the Board of Directors or a committee of the Board (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1998 Plan.

    Options and SPRs granted under the 1998 Plan are generally not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

    In the case of SPRs, unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.


    The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1998 Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.


    The 1998 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and SPRs are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If an option or SPR becomes exercisable in full in connection with a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.


    1998 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors on April 23, 1998 and was approved by the Company's stockholders effective as of May 8, 1998. A total of 200,000 shares of Common Stock have been reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of (i) 750,000 shares, (ii) 4% of the outstanding shares on such dates or (iii) a lesser amount determined by the Board.


    The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this Offering and ends on the last trading day on or before July 31, 2000.

    Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company, or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1998 Purchase Plan. The 1998 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. The price of stock purchased under the 1998 Purchase Plan is 85% of the lower of the fair market value of the Common Stock (i) at the beginning of the offering period or (ii) at the end of the purchase period; provided, however, that under certain circumstances, the purchase price may be adjusted to a price not less than 85% of the lower of the fair market value on the Common Stock on (i) the date the Company's stockholders approve an increase in shares reserved for issuance under the 1998 Purchase Plan or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

    Rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan. The 1998 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set that is before the date of the Company's proposed sale or merger. The 1998 Purchase Plan will terminate in April 2008. The Board of Directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action may adversely affect any outstanding options under the 1998 Purchase Plan.


    1998 DIRECTOR OPTION PLAN. The 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors on April 23, 1998 and was approved by the Company's stockholders effective as of May 8, 1998. The Director Plan provides for the grant of nonstatutory stock options to non-employee directors. The Director Plan has a term of ten years, unless terminated sooner by the Board. A total of 200,000 shares of Common Stock have initially been reserved for issuance under the Director Plan. In addition, the Director Plan provides for annual increases equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the Director Plan to 200,000 shares or (ii) a lesser number of shares determined by the Board.


    The Director Plan provides that each non-employee director shall automatically be granted an option to purchase 25,000 shares of Common Stock (the "First Option") on the later of (i) the effective date of the Director Plan or (ii) the date which such person first becomes a non-employee director. In addition to the First Option, each non-employee director shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") on the date of each of the Company's annual meeting of stockholders, if on such date he or she shall have served on the Board for at least six months. Each First Option and Subsequent Option shall have a term of 10 years. The shares subject to the First Option and Subsequent Option shall vest as to 25% of the optioned stock one year from the date of grant, and 1/48 of the optioned stock shall vest each month thereafter, provided the person continues to serve as a director on such dates. Holders of options granted under the Director Plan may exercise their options prior to complete vesting of shares, subject to such holders entering into restricted stock purchase agreements granting the Company an option to repurchase, any unvested shares at a price per share equal to the original exercise price per share for the option in the event of a termination of the optionee's directorship. The exercise price of each First Option and each Subsequent Option shall be 100% of the fair market value per share of the Common Stock on the date of grant.

    In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each option may be assumed or an equivalent option substituted for by the successor corporation. If an option is assumed or substituted for by the successor corporation, it shall continue to vest as provided in the Director Plan. However, if a non-employee director's status as a director of the Company or the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, each option granted to such non-employee director shall become fully vested and exercisable upon such termination date. If the successor corporation does not agree to assume or substitute for the option, each option shall become fully vested and exercisable for a period of fifteen days from the date the Board notifies the optionee of the option's full exercisability, after which period the option shall terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. Options granted under the Director Plan are generally not transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

    401(K) PLAN. The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers all of the Company's full-time employees who are at least 21 years of age. Pursuant to the 401(k) Plan, eligible employees may defer up to 20% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. The 401(k) Plan permits additional discretionary matching contributions by the Company on behalf of all participants in the 401(k) Plan in such a percentage amount as may be determined annually by the Board of Directors. To date, the Company has made no such matching contributions. The 401(k) Plan is intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Amended and Restated Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent not prohibited by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors, officers and employee benefit plan fiduciaries, and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Amended and Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Amended and Restated Bylaws also permit the Company to advance expenses incurred by an indemnified director or officer in connection with the defense of any action or proceeding arising out of such director's or officer's status or service as a director or officer of the Company upon an undertaking by such director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to such indemnification.

    The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Amended and Restated Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees and associated legal expenses), judgments, fines and amounts paid in settlement amounts if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld, actually and reasonably incurred by any such person in any action, suit, proceeding or alternative dispute resolution mechanism arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee benefit plan fiduciary, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    Since the Company's inception in September 1995, there has not been any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any Director, executive officer, holder of more than 5% of any class of the Company's voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

EQUITY AND CONVERTIBLE DEBT FINANCINGS


    INITIAL SALES OF COMMON STOCK TO FOUNDERS. In September 1995, the Company issued and sold 1,636,363 shares of Common Stock to John W. Danner, the Company's Chairman of the Board and Chief Executive Officer, and 818,181 shares of Common Stock to Thomas A. Shields, the Company's Vice President, Chief Technology Officer, for an aggregate purchase price of $150,000 or approximately $0.06 per share. Such shares are subject to pro-rata monthly vesting over a four-year period commencing on the purchase date. This vesting will accelerate in full upon certain changes of control of the Company. In March 1997, the Company repurchased 89,212 and 356,850 shares of such Common Stock from Messrs. Danner and Shields, respectively, for an aggregate purchase price of $98,134 or $0.22 per share.



    COMMON STOCK AND BRIDGE NOTE FINANCING. From September through November 1995, the Company issued and sold an aggregate of 818,181 shares of Common Stock for an aggregate purchase price of $49,999.98, or approximately $0.06 per share, and issued bridge notes in the aggregate amount of $450,000, the principal and interest of which were convertible into Preferred Stock (the "Common Stock and Bridge Note Financing"). The investors in the Common Stock and Bridge Note Financing included, among others, (1) a trust controlled by Alden E. and Ann Danner, parents of John W. Danner, which trust purchased 163,636 shares of Common Stock and lent the Company $90,000 at an annual simple interest rate of 5.91%, which principal and interest converted into Series A Preferred Stock in the Company's Series A Preferred Stock financing (the "Series A Preferred Stock Financing"); (2) Thomas A. Shields, Sr., the father of the Company's Vice President, Chief Technology Officer, who purchased 81,818 shares of Common Stock and lent to the Company $45,000 at an annual simple interest rate of 5.91%, which principal and interest converted into Series A Preferred Stock in the Series A Preferred Stock Financing; and (3) a trust controlled by John D. D. Kohler, a Director of the Company, which trust purchased 163,636 shares of Common Stock and lent the Company $90,000 at an annual simple interest rate of 5.91%, which principal and interest converted into Series A Preferred Stock in the Series A Preferred Stock Financing.



    SERIES A PREFERRED STOCK FINANCING. In January and April 1996, the Company issued and sold an aggregate of 4,404,578 shares of Series A Preferred Stock for an aggregate purchase price of $4,448,623.78, or $1.01 per share. The investors in such shares included, among others, (1) Vector Capital, L.P. ("Vector Capital"), a general partner of which is Vector Capital Partners, L.L.C., of which Alexander R. Slusky, a Director of the Company, is the Managing Member, which limited partnership purchased 500,000 shares of Series A Preferred Stock;
(2) a trust controlled by Alden E. and Ann Danner, parents of John W. Danner, which trust purchased 90,623 shares of Series A Preferred Stock; (3) a trust controlled by Thomas A. Shields, Sr., which trust purchased 45,117 shares of Series A Preferred Stock; (4) a trust controlled by John D. D. Kohler, which trust purchased 90,609 shares of Series A Preferred Stock; (5) Larry C. Wear, Vice President of Support and Services, who purchased 49,504 shares of Series A Preferred Stock; and (6) certain entities affiliated with an institutional investor that was a holder of more than 5% of the Company's securities and that held a seat on the Board of Directors of the Company until March 1998, which entities purchased 3,073,738 shares of Series A Preferred Stock, all of which stock was sold by such investor and its affiliated entities in March 1998 to other institutional investors in the Company for an aggregate selling price of approximately $3,688,485. Upon consummation of this offering, the outstanding shares of Series A Preferred Stock will automatically convert into an aggregate of 2,494,147 shares of Common Stock.


    SERIES B PREFERRED STOCK FINANCING. In March 1997, the Company issued and sold an aggregate of 4,307,969 shares of Series B Preferred Stock at an aggregate purchase price of $4,299,999.24, or approximately $1.00 per share. The investors in such shares included, among others, (1) Vector Capital which purchased 3,506,487 shares of

Series B Preferred Stock; (2) Redleaf Venture I, L.P. and Redleaf Associates I, L.P. (together, "Redleaf"), the general partner of which is Redleaf Venture Management, L.L.C. of which John D. D. Kohler, a Director of the Company, is a Managing Member, which limited partnerships purchased an aggregate of 300,556 shares of Series B Preferred Stock; (3) Jonathan D. Lazarus, a Director of the Company, who purchased 75,139 shares of Series B Preferred Stock; and (4) certain entities affiliated with an institutional investor that was a holder of more than 5% of the Company's securities and that held a seat on the Board of Directors of the Company until March 1998, which entities purchased 400,741 shares of Series B Preferred Stock, all of which stock was sold by such investor and its affiliated entities in March 1998 to other institutional investors in the Company for an aggregate selling price of approximately $480,889. Upon consummation of this offering, the outstanding shares of Series B Preferred Stock will automatically convert into an aggregate of 1,958,158 shares of Common Stock.



    SERIES C PREFERRED STOCK FINANCING. In November 1997 and March 1998, the Company issued and sold an aggregate of 3,887,978 shares of Series C Preferred Stock for aggregate net proceeds to the Company of $8,683,000, or approximately $2.24 per share. The investors in such shares included, among others, (1) London Pacific Life & Annuity Company, an owner of more than 5% of the Company's Common Stock, which purchased 2,437,241 shares of Series C Preferred Stock and (2) Vector Capital, which purchased 669,571 shares of Series C Preferred Stock. Upon consummation of this offering, the outstanding shares of Series C Preferred Stock will automatically convert into an aggregate of 1,767,261 shares of Common Stock.


REGISTRATION RIGHTS AGREEMENT


    Certain holders of Preferred Stock have certain registration rights with respect to their shares of Common Stock issuable upon conversion of their Preferred Stock. See "Description of Capital Stock--Registration Rights of Certain Holders."


EMPLOYMENT AND SEVERANCE AGREEMENTS


    JITENDRA VALERA EMPLOYMENT AGREEMENT. In May 1998, the Company and Mr. Valera, the Company's Vice President and General Manager of Europe, entered into an employment agreement under which Mr. Valera is entitled to receive severance benefits under certain circumstances. In the event Mr. Valera is involuntarily terminated from the Company or a successor Company without cause within 12 months of a Change of Control, defined to include (i) the acquisition of the Company, (ii) the merger or consolidation of the Company with any other corporation, (iii) a sale of all or substantially all of the Company's assets or
(iv) the acquisition by any person of beneficial ownership of 50% or more of the total voting power of the Company's then outstanding securities, Mr. Valera would be entitled to a lump sum payment equal to 18 months of Mr. Valera's base salary as in effect immediately prior to the Change of Control, which lump sum payment would equal approximately 123,750 pounds sterling, based on Mr. Valera's current base salary. In the event of any other involuntary termination of Mr. Valera's employment with less than six months notice, Mr. Valera would be entitled to continued monthly payment of his base salary for six months following such notice.


    SUSAN ATHERTON EMPLOYMENT AGREEMENT. In April 1998, the Company and Ms. Atherton, the Company's Vice President of Sales, entered into an employment agreement under which Ms. Atherton is entitled to receive severance benefits under certain circumstances. Pursuant to her employment agreement, Ms. Atherton was granted an option to purchase up to 176,802 shares of the Company's Common Stock, subject to the Company's standard vesting provisions. In the event that Ms. Atherton's employment with the Company is involuntarily terminated by the Company without cause prior to October 23, 1998, such option would become immediately vested as to 22,100 shares of Common Stock. In the event Ms. Atherton is involuntarily terminated by the Company or a successor company without cause within 12 months of a Change of Control, defined to include (i) the acquisition of the Company, (ii) the merger or consolidation of the Company with any other corporation or (iii) a sale of all or substantially all of the Company's assets, Ms. Atherton would be entitled to a lump sum payment equal to 18 months of Ms. Atherton's base salary as in effect immediately prior to the Change of Control, which lump sum payment would equal approximately $225,000, based on Ms. Atherton's current base salary.

    STEPHEN E. RECHT EMPLOYMENT AND SEVERANCE AGREEMENT. In March 1998, the Company and Mr. Recht, Chief Financial Officer and Secretary of the Company, entered into an employment and severance agreement under which Mr. Recht is entitled to receive certain benefits generally in the event Mr. Recht is involuntarily terminated by the Company or a successor company without cause (i) upon the acquisition of the Company, (ii) upon the merger or consolidation of the Company with any other corporation, (iii) upon a sale of all or substantially all of the Company's assets (each a "Change of Control") or (iv) within 12 months of a Change of Control. Upon such a termination, Mr. Recht would be entitled to (i) a total of 18 monthly payments equal to Mr. Recht's monthly base salary as in effect immediately prior to the Change of Control, currently $13,750 per month, and (ii) reimbursements for a period of 18 months for the cost of Mr. Recht's group health and dental plan coverage.

    STEPHEN READE SEPARATION AGREEMENT. In March 1998, the Company and Mr. Reade, the Company's former Vice President of Sales, entered into a separation agreement and release of all claims with the Company. Pursuant to such agreement, Mr. Reade agreed to provide consulting services to the Company for a six-month period following his resignation date (the "Consulting Period"), to continue to be subject to certain competitive restrictions during the Consulting Period and to release the Company from all claims related to his employment. The Company also agreed to pay Mr. Reade $50,000 for his consulting services, to allow the continued vesting of his outstanding stock options during the Consulting Period and to release Mr. Reade from all claims related to his employment.

    MARTIN LANE-SMITH EMPLOYMENT AGREEMENT. In October 1997, the Company and Mr. Lane-Smith, the Company's Vice President of Engineering, entered into an employment agreement under which Mr. Lane-Smith was granted an option covering an aggregate of 214,603 shares of Common Stock. The employment agreement, as amended, also provides for the grant of an additional option to purchase up to 78,021 additional shares of the Company's Common Stock, which option will be granted in October 1998 in the event Mr. Lane-Smith meets certain performance criteria established by the Company.

    The Company also has granted options to certain of its executive officers pursuant to at-will employment agreements. Such options are described further in the Management section under "Executive Compensation" and "Option Grants in Fiscal 1997."


    PROTEGE SOFTWARE PROFESSIONAL SERVICES AGREEMENT. In March 1997, the Company and Protege Software (Holdings) Limited ("Protege") entered into a professional services agreement (the "Professional Services Agreement") under which Protege agreed to act as general manager for the Company in Europe. In addition, Protege agreed to perform certain professional services for the Company. In connection with the Professional Services Agreement, Jitendra Valera the Company's Vice President and General Manager of Europe, served in such capacity via the Professional Services Agreement as an employee of Protege from March 1997 through May 1998. In May 1998, the Company and Protege amended the Professional Services Agreement to, among other things, allow the Company to hire Mr. Valera directly. Effective May 1998, Mr. Valera became an employee of NetGravity Europe Limited and continued to serve as the Company's Vice President and General Manager of Europe. See "Management--Executive Officers and Directors."



    ASIA PACIFIC VENTURES CO. CONSULTANT AND REPRESENTATIVE AGREEMENT. In June 1998, the Company and Asia Pacific Ventures Co. ("Asia Pacific Ventures") entered into a consultant and representative agreement (the "Consultant and Representative Agreement") under which Asia Pacific Ventures has agreed to advise and represent the Company in Asia. In connection with the Consultant and Representative Agreement, Douglas Kaplan, an employee of Asia Pacific Ventures, serves as the Company's Vice President and General Manager of Asia Pacific. See "Management--Executive Officers and Directors."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1998 and as adjusted to reflect the sale of the 3,000,000 shares of Common Stock offered hereby by (i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock, (ii) each director of the Company,
(iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group.



                                                                                                  PERCENTAGE OF SHARES
                                                                                   NUMBER OF    BENEFICIALLY OWNED(1)(3)
                                                                                     SHARES     ------------------------
                                                                                  BENEFICIALLY    BEFORE        AFTER
NAME AND ADDRESS                                                                    OWNED(1)     OFFERING     OFFERING
--------------------------------------------------------------------------------  ------------  -----------  -----------
Vector Capital, L.P.(2) ........................................................     3,449,504        33.6%        26.0%
  c/o Ziff Brothers Investments
  153 East 53rd Street, 43rd Floor
  New York, NY 10022
London Pacific Life & Annuity Company ..........................................     1,377,461        13.4         10.4
  3109 Poplarwood Court, Suite 108
  Raleigh, NC 27604
John W. Danner(3)(8)............................................................     1,545,809        15.1         11.7
John D. D. Kohler(4)............................................................       621,181         6.1          4.7
Alexander R. Slusky(2)..........................................................     3,449,504        33.6         26.0
Jonathan D. Lazarus(5)..........................................................        52,335       *            *
Stephen E. Recht(6).............................................................       193,292         1.8          1.4
Rick E. D. Jackson IV(7)........................................................       172,839         1.7          1.3
Thomas A. Shields(3)(8).........................................................       461,444         4.5          3.5
Martin G. Lane-Smith(9).........................................................       219,261         2.1          1.6
Larry C. Wear(3)(10)............................................................       195,206         1.9          1.5
Stephen Reade(3)(11)............................................................       248,007         2.4          1.9
All directors and executive officers as a group (13 people)(12).................     7,437,875        66.0         52.1


----------
* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.


(1) Applicable percentage ownership is based on 10,257,210 shares of Common Stock and Preferred Stock (on an as converted to Common Stock basis) outstanding as of April 30, 1998 and 13,257,210 shares immediately following the completion of this offering (assuming no exercise of the Underwriters' over-allotment option). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Common Stock subject to options or warrants that are presently exercisable or exercisable within 60 days of April 30, 1998 are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


(2) Includes all shares held by Vector Capital, L.P. Vector Capital Partners, L.L.C. is the General Partner of Vector Capital, L.P. Mr. Slusky, a Director of the Company, is the Managing Member of Vector Capital Partners, L.L.C. Mr. Slusky disclaims beneficial ownership of the shares held by Vector Capital, L.P. except to the extent of his pecuniary interests therein from his membership interest in Vector Capital Partners, L.L.C.


(3) This column assumes no exercise of the Underwriter's over-allotment option. If, however, the Underwriters' over-allotment option is exercised in full, the Selling Stockholders will sell an aggregate of 200,000 shares of Common Stock. Specifically, in such event, in addition to those share amounts set forth in the table above, (i) John W. Danner, Chairman of the Board and Chief Executive Officer of the Company, will sell an aggregate of 77,290 shares and will beneficially own 1,468,519 shares, which is 10.9% of the Company's outstanding Common Stock, after completion of this offering, (ii) Thomas A. Shields will sell an aggregate of 22,727 shares and will beneficially own 438,717 shares, which is 3.2% of the Company's outstanding Common Stock, after completion of this offering, (iii) Larry C. Wear will sell an aggregate of 4,545 shares and will beneficially own 190,661 shares, which is 1.4% of the Company's outstanding Common Stock, after completion of this offering, (iv) Stephen Reade, a former Vice President of the Company, will sell an aggregate of 2,272 shares and will beneficially own 245,735 shares, which is 1.8% of the Company's outstanding Common Stock, after completion of this offering, (v) a trust controlled by Bradley V. Husick, a former Vice President of the Company, will sell an aggregate of 65,680 shares and will beneficially own 98,805 shares, which is less than 1% of the Company's outstanding Common Stock, after completion of this offering, (vi) a trust controlled by Alden and Ann Danner will sell an aggregate of 10,727 shares and will beneficially own 204,225 shares, which is 1.5% of the Company's outstanding Common Stock, after completion of this offering, (vii) Arthur and Vida Goldstein will sell an aggregate of 10,727 shares and will beneficially own 96,680 shares, which is less than 1% of the Company's outstanding Common Stock, after completion of this offering, and (viii) John Krystynak will sell 1,000 shares and will beneficially own 104,350 shares, which is less than 1% of the Company's outstanding Common Stock, after completion of this offering.



(4) Includes 163,636 shares held by the Kohler Family Trust, of which Mr. Kohler is a trustee. Also includes 5,607 shares held by Redleaf Associates I, L.P. and 451,938 shares held by Redleaf Venture I, L.P. (collectively, the "Redleaf Limited Partnerships"). Mr. Kohler, a Director of the Company, is the Managing Member of Redleaf Venture Management, L.L.C., the General Partner of the Redleaf Limited Partnerships. Mr. Kohler disclaims beneficial ownership of the shares held by the Redleaf Limited Partnerships except to the extent of his pecuniary interest therein.


(5) Consists of 52,335 shares held by Lazarus Family Investments LLC, of which Mr. Lazarus is a Managing Member.


(6) Includes 193,179 shares issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(7) Consists of 172,839 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(8) Includes 113 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(9) Consists of 219,261 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(10) Includes 104,656 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(11) Includes 79,545 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.



(12) Includes 1,010,367 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of April 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    Upon the completion of this offering, the Company will be authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value. Immediately after the completion of this offering and assuming no exercise of the Underwriters' over-allotment option, there will be an aggregate of 13,257,210 shares of Common Stock outstanding, 1,723,441 shares of Common Stock will be issuable upon exercise of outstanding options and no shares of Preferred Stock will be issued and outstanding.


    The following description of the Company's capital stock and certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws does not purport to be complete and is subject to and qualified in its entirety by the Company's Amended and Restated Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by applicable provisions of Delaware law.

COMMON STOCK


    As of April 30, 1998, there were 4,037,644 shares of Common Stock outstanding that were held of record by approximately 79 stockholders. There will be 13,257,210 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of options then outstanding) after giving effect to the sale of Common Stock offered to the public hereby. The holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.


    Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's bank line of credit agreement contains a restrictive covenant that limits the Company's ability to pay cash dividends or make stock repurchases without the prior written consent of the lender. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of holders of Preferred Stock then outstanding, if any.

PREFERRED STOCK

    Effective upon the closing of this offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND
  DELAWARE LAW

    The Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate") provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Amended and Restated Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive officer of the Company. In addition, the Amended and Restated Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting. The Certificate and the Amended and Restated Bylaws provide that the affirmative vote of holders of at least a majority of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions.

    The foregoing provisions of the Company's Certificate and Amended and Restated Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors--Antitakeover Effects of Certain Charter Provisions, Bylaws and Delaware Law."

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by the employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors--Antitakeover Effects of Certain Charter Provisions, Bylaws and Delaware Law."



REGISTRATION RIGHTS OF CERTAIN HOLDERS



    After this offering, the holders of 9,305,068 shares of Common Stock will be entitled upon expiration of lock-up agreements with the Underwriters to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Holders of registration rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file registration statements on Form S-3 at the Company's expense when such form becomes available for use to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.



WARRANTS



    As of April 30, 1998, warrants to purchase 27,650 shares of Common Stock of the Company at an aggregate exercise price of $0.22 were outstanding.


TRANSFER AGENT


    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94109, and its telephone number at this location is (415) 743-1444.


LISTING

    The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "NETG."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


    Upon completion of this offering, the Company will have outstanding an aggregate of 13,257,210 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 10,257,210 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows: (i) 139,174 shares will be eligible for immediate sale on the date of this Prospectus, (ii) 7,509,289 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus and (iii) 2,608,747 shares will be eligible for sale upon expiration of their respective one-year holding periods, subject to the volume limitations described below, if applicable.



    Upon completion of this offering, the holders of 9,305,068 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such resignation.



    All officers and directors, and 69 stockholders and 74 option holders of the Company have agreed not to sell, make any short sale of, grant any option for the purchase of, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica Robertson Stephens currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, BancAmerica Robertson Stephens will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.



    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 132,572 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.


    The Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's 1995 Plan, 1998 Plan, 1998 Director Plan and 1998 Purchase Plan. Based on the number of options outstanding and shares reserved for issuance at April 30, 1998 under such plans, such registration statement would cover approximately 4,365,080 shares. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of April 30, 1998, options to purchase 1,723,441 shares of Common Stock were issued and outstanding under the 1995 Plan, and no options to purchase shares had been granted under the Company's 1998 Plan, 1998 Director Plan, and 1998 Purchase Plan. See "Management--Employee Benefit Plans."

                                  UNDERWRITING

    The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, NationsBanc Montgomery Securities LLC and First Albany Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the numbers of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
BancAmerica Robertson Stephens...................................................
NationsBanc Montgomery Securities LLC............................................
First Albany Corporation.........................................................

                                                                                   ----------
    Total........................................................................   3,000,000
                                                                                   ----------
                                                                                   ----------


    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession of not more than $   per share, of which $   may be reallowed
to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


    The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the initial public offering price per share set forth on the cover of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares offered hereby are being sold.


    The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.


    Pursuant to the terms of lock-up agreements, the holders of 10,117,923 shares of the Company's Common Stock (including 6,219,566 shares of Common Stock issuable upon conversion of outstanding Preferred Stock), have agreed, for a period of up to 180 days after the date of this Prospectus, that, subject to certain exceptions, they will not contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica Robertson Stephens may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. All of the shares of Common Stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject in the case of any restricted shares to Rule 144.

    In addition, the Company has agreed that until 180 days after the date of this Prospectus, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of shares of Common Stock upon the exercise of outstanding options and warrants and the conversion of shares of preferred stock and the grant of options to purchase shares of Common Stock under existing employee stock option or stock purchase plans. See "Shares Eligible for Future Sale."

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby was determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


    The Underwriters have reserved for sale, at the initial public offering price, up to 170,000 shares of the Common Stock offered hereby for certain persons designated by the Company who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.


    The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


    The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby. Certain members of Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 14,016 shares of Common Stock through an investment trust. In addition, a member of Wilson Sonsini Goodrich & Rosati beneficially owns an additional 164,485 shares which were issued to the spouse of such member in connection with such spouse's former employment with the Company. If the Underwriters' over-allotment is exercised in full, 65,680 of such shares will be sold in the offering.


                                    EXPERTS

    The consolidated financial statements and related schedule of NetGravity, Inc. and subsidiary as of December 31, 1996 and 1997 and for the period from September 5, 1995 (inception) to December 31, 1995 and each of the years in the two-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                        NETGRAVITY, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................        F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998 (unaudited)................        F-3

Consolidated Statements of Operations for the Period from September 5, 1995 (Inception) to December 31,
  1995, and the Years ended December 31, 1996 and 1997, and Three Months ended March 31, 1997 and 1998
  (unaudited)..............................................................................................        F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Period from September 5, 1995 (Inception)
  to December 31, 1995, and the Years ended December 31, 1996 and 1997, and Three Months ended March 31,
  1998 (unaudited).........................................................................................        F-5

Consolidated Statements of Cash Flows for the Period from September 5, 1995 (Inception) to December 31,
  1995, and the Years ended December 31, 1996 and 1997, and Three Months ended March 31, 1997 and 1998
  (unaudited)..............................................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
NetGravity, Inc.:

    We have audited the accompanying consolidated balance sheets of NetGravity, Inc. and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from September 5, 1995 (inception) to December 31, 1995 and each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NetGravity, Inc. and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from September 5, 1995 (inception) to December 31, 1995 and for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP


San Francisco, California,
April 17, 1998, except as to Note 8,
which is as of May 8, 1998

                        NETGRAVITY, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                            DECEMBER 31,          MARCH 31, 1998
                                                                        --------------------  ----------------------
                                                                          1996       1997      ACTUAL     PRO FORMA
                                                                        ---------  ---------  ---------  -----------
                                                                                                   (UNAUDITED)
                                ASSETS
Current assets:
  Cash and cash equivalents...........................................  $   1,020  $   5,637  $   6,318   $   6,318
  Accounts receivable, net of allowances of $169, $223 and $137 at
   December 31, 1996 and 1997, and as of March 31, 1998,
   respectively.......................................................      1,218      2,739      3,812       3,812
  Prepaid expenses and other current assets...........................        182        155        219         219
                                                                        ---------  ---------  ---------  -----------
    Total current assets..............................................      2,420      8,531     10,349      10,349
Property and equipment, net...........................................        695      1,356      1,483       1,483
Other assets..........................................................         44         --         --          --
                                                                        ---------  ---------  ---------  -----------
                                                                        $   3,159  $   9,887  $  11,832   $  11,832
                                                                        ---------  ---------  ---------  -----------
                                                                        ---------  ---------  ---------  -----------
            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of notes payable....................................  $      --  $   1,140  $   1,139   $   1,139
  Accounts payable....................................................        257        305        289         289
  Accrued liabilities.................................................        666      1,344      1,612       1,612
  Deferred revenue....................................................      1,718      3,520      4,627       4,627
                                                                        ---------  ---------  ---------  -----------
    Total current liabilities.........................................      2,641      6,309      7,667       7,667
Notes payable, less current portion...................................        682        727        606         606

Commitments

Stockholders' equity (deficit):
  Convertible preferred stock; $0.001 par value; 26,540,194 shares authorized; 4,404,578, 11,149,788 and 12,600,525 shares issued and outstanding at December 31, 1996 and 1997, and as of March 31,
   1998, respectively; aggregate liquidation preference of $14,216 as of December 31, 1997; 5,000,000 shares authorized, none outstanding
   on a pro forma basis as of March 31, 1998..........................          4         11         13          --
  Common stock, $0.001 par value; 35,000,000 shares authorized;
   4,234,511, 3,979,125 and 4,042,295 shares issued and outstanding at
   December 31, 1996, 1997, and March 31, 1998, respectively;
   50,000,000 shares authorized; 10,261,861 shares issued and
   outstanding on a pro forma basis as of March 31, 1998..............          4          4          4          10
  Additional paid-in capital..........................................      4,650     16,209     19,859      19,866
  Deferred stock compensation.........................................         --     (1,669)    (1,813)     (1,813)
  Accumulated deficit.................................................     (4,822)   (11,704)   (14,504)    (14,504)
                                                                        ---------  ---------  ---------  -----------
    Total stockholders' equity (deficit)..............................       (164)     2,851      3,559       3,559
                                                                        ---------  ---------  ---------  -----------
                                                                        $   3,159  $   9,887  $  11,832   $  11,832
                                                                        ---------  ---------  ---------  -----------
                                                                        ---------  ---------  ---------  -----------


          See accompanying notes to consolidated financial statements.

                        NETGRAVITY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         PERIOD FROM
                                                      SEPTEMBER 5, 1995   YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                       (INCEPTION) TO             31,                MARCH 31,
                                                        DECEMBER 31,      --------------------  --------------------
                                                            1995            1996       1997       1997       1998
                                                     -------------------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Revenues:
  Software licenses................................       $      --       $   1,262  $   2,901  $     710  $     775
  Software upgrades................................              --             107      1,123        185        402
  Consulting and support...........................              --             570      2,334        458        826
                                                             ------       ---------  ---------  ---------  ---------
    Total revenues.................................              --           1,939      6,358      1,353      2,003
                                                             ------       ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of software licenses........................              --              --         76          7         15
  Cost of consulting and support...................              --             702      2,496        240      1,158
                                                             ------       ---------  ---------  ---------  ---------
    Total cost of revenues.........................              --             702      2,572        247      1,173
                                                             ------       ---------  ---------  ---------  ---------
    Gross profit...................................              --           1,237      3,786      1,106        830
                                                             ------       ---------  ---------  ---------  ---------
Operating costs and expenses:
  Research and development.........................              39           1,764      3,033        678        996
  Selling and marketing............................              21           2,839      6,073      1,341      1,956
  General and administrative.......................             131           1,315      1,552        241        708
                                                             ------       ---------  ---------  ---------  ---------
    Total operating costs and expenses.............             191           5,918     10,658      2,260      3,660
                                                             ------       ---------  ---------  ---------  ---------
    Loss from operations...........................            (191)         (4,681)    (6,872)    (1,154)    (2,830)
Other income (expense), net........................              (4)             54        (10)        (6)        30
                                                             ------       ---------  ---------  ---------  ---------
    Net loss.......................................       $    (195)      $  (4,627) $  (6,882) $  (1,160) $  (2,800)
                                                             ------       ---------  ---------  ---------  ---------
                                                             ------       ---------  ---------  ---------  ---------
Basic and diluted net loss per share...............       $   (0.19)      $   (2.19) $   (2.46) $   (0.55) $   (0.93)
                                                             ------       ---------  ---------  ---------  ---------
                                                             ------       ---------  ---------  ---------  ---------
Shares used in per share calculation...............           1,006           2,111      2,799      2,121      3,025
                                                             ------       ---------  ---------  ---------  ---------
                                                             ------       ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                        NETGRAVITY, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                    PREFERRED STOCK            COMMON STOCK         ADDITIONAL
                                                                 ----------------------  ------------------------     PAID-IN
                                                                  SHARES      AMOUNT       SHARES       AMOUNT        CAPITAL
                                                                 ---------  -----------  -----------  -----------  -------------
Issuance of common stock for cash..............................         --   $      --        3,822    $       4     $     146
Issuance of common stock upon exercise of stock options........         --          --          542            1            32
Net loss.......................................................         --          --           --           --            --
                                                                 ---------         ---        -----          ---   -------------
Balances as of December 31, 1995...............................         --          --        4,364            5           178
Issuance of common stock upon exercise of stock options........         --          --          310       --                62
Repurchases of common stock....................................         --          --         (439)          (1)          (27)
Compensation expense related to non-employee option grants.....         --          --           --           --             8
Issuance of Series A preferred stock, net of issuance costs of
  $15..........................................................      4,405           4           --           --         4,429
Net loss.......................................................         --          --           --           --            --
                                                                 ---------         ---        -----          ---   -------------
Balances as of December 31, 1996...............................      4,405           4        4,235            4         4,650
Issuance of common stock for cash..............................         --          --           17           --             4
Issuance of common stock upon exercise of stock options........         --          --          301       --                67
Compensation expense related to non-employee option grants.....         --          --           --           --           120
Deferred compensation related to grants of stock options.......         --          --           --           --         1,784
Amortization of deferred compensation..........................         --          --           --           --            --
Repurchases of common stock in connection with revaluation.....         --          --         (446)      --               (98)
Repurchases of common stock....................................         --          --         (126)          --           (26)
Issuance of Series B preferred stock, net of issuance costs of
  $18..........................................................      4,308           4           --           --         4,277
Issuance of Series C preferred stock, net of issuance costs of
  $566.........................................................      2,437           3           --           --         5,431
Net loss.......................................................         --          --           --           --            --
                                                                 ---------         ---        -----          ---   -------------
Balances as of December 31, 1997...............................     11,150   $      11        3,979    $       4     $  16,209
Issuance of common stock for cash (unaudited)..................         --          --           11           --             2
Issuance of common stock upon exercise of stock options
  (unaudited)..................................................         --          --           56           --            12
Repurchases of common stock (unaudited)........................         --          --           (4)          --            (1)
Issuance of Series C preferred stock, net of issuance costs of
  $1 (unaudited)...............................................      1,451           2           --           --         3,247
Deferred compensation related to grants of stock options
  (unaudited)..................................................         --          --           --           --           390
Amortization of deferred stock compensation (unaudited)........         --          --           --           --            --
Net loss (unaudited)...........................................                                  --           --            --
                                                                 ---------         ---        -----          ---   -------------
Balances as of March 31, 1998 (unaudited)......................     12,601   $      13        4,042    $       4     $  19,859
                                                                 ---------         ---        -----          ---   -------------
                                                                 ---------         ---        -----          ---   -------------

                                                                                                  TOTAL
                                                                   DEFERRED                   STOCKHOLDERS'
                                                                     STOCK      ACCUMULATED       EQUITY
                                                                 COMPENSATION     DEFICIT       (DEFICIT)
                                                                 -------------  ------------  --------------
Issuance of common stock for cash..............................    $      --     $       --     $      150
Issuance of common stock upon exercise of stock options........           --             --             33
Net loss.......................................................           --           (195)          (195)
                                                                 -------------  ------------       -------
Balances as of December 31, 1995...............................           --           (195)           (12)
Issuance of common stock upon exercise of stock options........           --             --             62
Repurchases of common stock....................................           --             --            (28)
Compensation expense related to non-employee option grants.....           --             --              8
Issuance of Series A preferred stock, net of issuance costs of
  $15..........................................................           --             --          4,433
Net loss.......................................................           --         (4,627)        (4,627)
                                                                 -------------  ------------       -------
Balances as of December 31, 1996...............................           --         (4,822)          (164)
Issuance of common stock for cash..............................           --             --              4
Issuance of common stock upon exercise of stock options........           --             --             67
Compensation expense related to non-employee option grants.....           --             --            120
Deferred compensation related to grants of stock options.......       (1,784)            --             --
Amortization of deferred compensation..........................          115             --            115
Repurchases of common stock in connection with revaluation.....           --             --            (98)
Repurchases of common stock....................................           --             --            (26)
Issuance of Series B preferred stock, net of issuance costs of
  $18..........................................................           --             --          4,281
Issuance of Series C preferred stock, net of issuance costs of
  $566.........................................................           --             --          5,434
Net loss.......................................................           --         (6,882)        (6,882)
                                                                 -------------  ------------       -------
Balances as of December 31, 1997...............................    $  (1,669)    $  (11,704)    $    2,851
Issuance of common stock for cash (unaudited)..................           --             --              2
Issuance of common stock upon exercise of stock options
  (unaudited)..................................................           --             --             12
Repurchases of common stock (unaudited)........................           --             --             (1)
Issuance of Series C preferred stock, net of issuance costs of
  $1 (unaudited)...............................................           --             --          3,249
Deferred compensation related to grants of stock options
  (unaudited)..................................................         (390)            --             --
Amortization of deferred stock compensation (unaudited)........          246             --            246
Net loss (unaudited)...........................................           --         (2,800)        (2,800)
                                                                 -------------  ------------       -------
Balances as of March 31, 1998 (unaudited)......................    $  (1,813)    $  (14,504)    $    3,559
                                                                 -------------  ------------       -------
                                                                 -------------  ------------       -------


          See accompanying notes to consolidated financial statements.

                        NETGRAVITY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      PERIOD FROM
                                                                   SEPTEMBER 5, 1995   YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                                    (INCEPTION) TO             31,                MARCH 31,
                                                                     DECEMBER 31,      --------------------  --------------------
                                                                         1995            1996       1997       1997       1998
                                                                  -------------------  ---------  ---------  ---------  ---------
                                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net loss......................................................       $    (195)      $  (4,627) $  (6,882) $  (1,160) $  (2,800)
  Adjustments to reconcile net loss to net cash used in
   operating activities:........................................
    Depreciation................................................               5             172        540         86        231
    Amortization of deferred stock compensation.................              --              --        115         --        246
    Compensation from grant of non-employee stock options.......              --               8        120         --         --
    Changes in operating assets and liabilities:
      Accounts receivable, net..................................              --          (1,218)    (1,521)      (897)    (1,073)
      Prepaid expenses and other assets.........................              (4)           (178)        27        135        (64)
      Accounts payable..........................................              18             239         48        (94)       (16)
      Accrued liabilities.......................................              30             635        678        114        268
      Deferred revenue..........................................              --           1,718      1,802        718      1,107
                                                                           -----       ---------  ---------  ---------  ---------
        Net cash used in operating activities...................            (146)         (3,251)    (5,073)    (1,098)    (2,101)
                                                                           -----       ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures..........................................             (62)           (810)    (1,201)      (261)      (358)
  Purchases of short-term investments...........................              --          (2,705)    (2,466)    (2,466)        --
  Proceeds from maturities of short-term investments............              --           2,705      2,466         --         --
  Other assets..................................................              --             (44)        44         --         --
                                                                           -----       ---------  ---------  ---------  ---------
        Net cash used in investing activities...................             (62)           (854)    (1,157)    (2,727)      (358)
                                                                           -----       ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from notes payable...................................             450             683      1,185        173         --
  Repayment of notes payable....................................              --            (450)        --         --       (122)
  Proceeds from issuance of preferred stock, net................              --           4,433      9,715      4,281      3,249
  Proceeds from issuance of common stock........................             183              62         71         --         14
  Repurchases of common stock...................................              --             (28)      (124)        --         (1)
                                                                           -----       ---------  ---------  ---------  ---------
        Net cash provided by financing activities...............             633           4,700     10,847      4,454      3,140
                                                                           -----       ---------  ---------  ---------  ---------
Net increase in cash and cash equivalents.......................             425             595      4,617        629        681
Cash and cash equivalents at beginning of year/period...........              --             425      1,020      1,020      5,637
                                                                           -----       ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year/period.................       $     425       $   1,020  $   5,637  $   1,649  $   6,318
                                                                           -----       ---------  ---------  ---------  ---------
                                                                           -----       ---------  ---------  ---------  ---------
Supplemental disclosures of cash flow information:
  Cash paid for interest........................................       $      --       $      18  $      91  $      15  $      41
                                                                           -----       ---------  ---------  ---------  ---------
                                                                           -----       ---------  ---------  ---------  ---------
Non-cash financing activities:
    Deferred compensation cost on employee stock option
     grants.....................................................       $      --       $      --  $   1,784  $      --  $     390
                                                                           -----       ---------  ---------  ---------  ---------
                                                                           -----       ---------  ---------  ---------  ---------


          See accompanying notes to consolidated financial statements.

                        NETGRAVITY, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    NetGravity, Inc. (the Company), a Delaware corporation, was incorporated in September 1995. The Company is the leading provider of online advertising and direct marketing software solutions. The Company maintains its US headquarters in California and incorporated a subsidiary in the UK in April 1997 for its European operations. The Company incorporated a subsidiary in Japan in April 1998 for its Asia Pacific operations.

    LIQUIDITY

    The Company has experienced operating losses and negative cash flows from operating activities since inception. The Company currently expects that it will have sufficient cash and investments and available credit facilities to fund its projected operations through at least December 31, 1998; however, if the Company is unable to achieve projected operating results and/or obtain sufficient financing, management will be required to curtail growth plans and implement cost controls. Management believes that achievement of the Company's growth goals beyond December 31, 1998 will require additional financing. No assurances can be given that the Company will be successful in maintaining its available credit facilities or raising additional financing.

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS

    Cash equivalents are highly liquid investments with remaining maturities of three months or less at the date of purchase.

    INVESTMENTS

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. SFAS No. 115 requires entities to classify investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale" or "trading" and establishes accounting and reporting requirements for each classification. The Company generally has classified its investment securities as available-for-sale and accounts for them at estimated fair value. Realized and unrealized gains and losses were not significant for all periods presented. As of December 31, 1996 and 1997, the Company did not hold any marketable securities.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets, estimated to be three years on a straight-line method.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SOFTWARE DEVELOPMENT COSTS

    In accordance with SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED, development costs related to the software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in the Company's circumstances occurs when a working model is completed. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and, accordingly, no research and development costs have been capitalized to date.

    REVENUE RECOGNITION

    The Company records an account receivable and deferred revenue upon shipment and invoicing of a software license to a customer. The Company recognizes software license revenue upon completion of the product installation provided that no significant vendor obligations exist, which the Company's management has generally determined to occur at the point in time at which customers begin "serving ads" utilizing the Company's software. A portion of the initial software license fee is attributed to the customer's right to receive, at no additional charge, significant software upgrades released during the subsequent twelve months. Revenues attributable to significant software upgrades are deferred and recognized ratably over the period covered by the software license agreement, generally one year. Revenue from consulting services are recognized as the services are performed. Customer-support revenue is deferred and recognized ratably over the period covered by the customer support agreement, generally one year.

    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, SOFTWARE REVENUE RECOGNITION (SOP 97-2). Effective January 1, 1998, the Company adopted SOP 97-2. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products, including specified upgrades or enhancements, generally is recognized upon delivery of the products. The revenue allocated to unspecified upgrades and updates and post contract customer support generally is recognized as the services are performed. If evidence of the fair value for all elements of the arrangement do not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 97-2.

    INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CONCENTRATION OF CREDIT RISK

    Accounts receivable potentially subject the Company to concentrations of credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral for accounts receivable. When required, the Company maintains allowances for credit losses, and to date such losses have been within management's expectations.

    ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    STOCK-BASED COMPENSATION

    The Company accounts for its stock-based compensation arrangements using the intrinsic-value method pursuant to APB Opinion No. 25. As such, compensation expense is recorded when on the date of grant the fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for issuance or sales of common stock. Pursuant to SFAS No. 123, the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements.

    ADVERTISING EXPENSE

    The cost of advertising is generally expensed as incurred. Such costs are included in selling and marketing expense and totalled approximately $37,000, $783,000, $494,000, $225,000 and $266,000 during the period from September 5,
1995 (inception) to December 31, 1995, for the years ended December 31, 1996 and 1997, and for the three-month periods ended March 31, 1997 and 1998, respectively.

    FOREIGN CURRENCY TRANSACTIONS

    The functional currency of the Company's UK subsidiary is the US dollar. Resulting foreign exchange gains and losses are included in operating results and have not been significant to the Company's consolidated operating results in any period.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    COMPREHENSIVE INCOME

    In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by SFAS No. 130 in its annual financial statements for the year ending December 31, 1998. The Company's total comprehensive income (loss) for all periods presented herein would not have differed from those amounts reported as net loss in the consolidated statements of operations.

    PER SHARE INFORMATION

    Basic and diluted net loss per share are computed using the weighted average number of outstanding shares of common stock. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the IPO, are included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

    Net loss per share for the year ended December 31, 1997 does not include the effect of approximately 11,150,000 (5,563,000 on an as-if converted basis) shares of convertible preferred stock outstanding, 1,312,399 stock options with a weighted average exercise price of $0.22 per share, 15,908 common stock warrants with a weighted average exercise price of $0.22 per share, or 1,171,546 shares of common stock issued and subject to repurchase by the Company at a weighted average price of $0.22 per share, because their effects are anti-dilutive.


    Net loss per share for the quarter ended March 31, 1998 does not include the effect of approximately 12,601,000 (6,220,000 on an as-if converted basis) shares of convertible preferred stock outstanding, 1,304,029 stock options with a weighted average exercise price of $0.27 per share, 27,650 common stock warrants with a weighted average exercise price of $0.22 per share, or 1,017,229 shares of common stock issued and subject to repurchase by the Company at a weighted average price of $0.22 per share, because their effects are anti-dilutive.


    Unaudited pro forma basic and diluted net loss per share is presented below to reflect per share data assuming the conversion of all outstanding shares of convertible preferred stock into common stock as if the conversion had taken place at the beginning of 1997 or at the date of issuance, if later.

                                                       YEAR ENDED DECEMBER   THREE MONTHS ENDED
                                                            31, 1997           MARCH 31, 1998
                                                       -------------------  ---------------------
Pro forma basic and diluted net loss per share.......       $   (1.00)            $   (0.32)
                                                               ------                ------
                                                               ------                ------
Shares used in pro forma per share calculation (in
  thousands).........................................           6,856                 8,807
                                                               ------                ------
                                                               ------                ------

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the reconciliation of shares used in calculating basic and diluted, and pro forma basic and diluted net loss per share (in thousands):

                                                       YEAR ENDED DECEMBER   THREE MONTHS ENDED
                                                            31, 1997           MARCH 31, 1998
                                                       -------------------  ---------------------
Shares used in basic and diluted per share
  calculation........................................           2,799                 3,025
Conversion of preferred stock--weighted average (pro
  forma).............................................           4,057                 5,782
                                                               ------                ------
Shares used in pro forma basic and diluted per share
  calculation........................................           6,856                 8,807
                                                               ------                ------
                                                               ------                ------

    UNAUDITED INTERIM FINANCIAL INFORMATION

    The consolidated financial information as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire year.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for periods beginning after December 31, 1997. The Company has not yet determined the manner in which it will present the information required by SFAS No. 131.

(2) PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following as of December 31, 1996 and 1997 (in thousands):

                                                                                1996       1997
                                                                              ---------  ---------
Computer equipment and software.............................................  $     817  $   1,837
Furniture and fixtures......................................................         55        236
                                                                              ---------  ---------
                                                                                    872      2,073
Accumulated depreciation....................................................       (177)      (717)
                                                                              ---------  ---------
  Property and equipment, net...............................................  $     695  $   1,356
                                                                              ---------  ---------
                                                                              ---------  ---------

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(3) NOTES PAYABLE

    The Company has a revolving credit facility with a bank in the amount of $1,000,000 which bears interest at the prime rate (8.50% as of December 31, 1997) plus 0.75%, and expires in May 1998. Borrowings are limited to the lesser of $1,000,000 or 70% of the net amount of eligible accounts receivable and are secured by the Company's accounts receivable. As of December 31, 1997 and March 31, 1998, borrowings under this credit facility were $655,000 and $655,000, respectively.

    The Company has an equipment line of credit with the same bank that provides up to $1,000,000, bears interest at the prime rate, and expires in June 2000. The line of credit is secured by the Company's fixed assets. As of December 31, 1996 and 1997, and March 31, 1998, $682,000, $584,000 and $524,000,
respectively, had been advanced under this agreement with the principal amount due in 30 monthly installments of $19,467 beginning December 31, 1997.

    The Company also has a second equipment line of credit with the same bank that provides up to $1,200,000, bears interest at the prime rate, and expires in June 2000. The line of credit is secured by the Company's fixed assets. As of December 31, 1997 and March 31, 1998, $628,000 and $566,000, respectively, had been advanced under this agreement with the principal amount due in 30 monthly installments of $20,933 beginning December 31, 1997.

    As of December 31, 1997 and March 31, 1998, the Company was not in compliance with certain financial covenants on all of the aforementioned credit facilities. The Company has received a waiver of such non-compliance from the bank.

    The aggregate maturities of long-term debt for each of the years in the three-year period subsequent to December 31, 1997 are as follows: 1998, $1,140,000; 1999, $485,000; and 2000, $242,000.

(4) INCOME TAXES

    The domestic and foreign components of loss before income taxes are as follows (in thousands):

                                                           PERIOD FROM      YEAR ENDED DECEMBER
                                                        SEPTEMBER 5, 1995           31,
                                                         (INCEPTION) TO     --------------------
                                                        DECEMBER 31, 1995     1996       1997
                                                       -------------------  ---------  ---------
Domestic.............................................       $    (195)      $  (4,627) $  (6,244)
Foreign..............................................              --              --       (638)
                                                                -----       ---------  ---------
    Loss before income taxes.........................       $    (195)      $  (4,627) $  (6,882)
                                                                -----       ---------  ---------
                                                                -----       ---------  ---------

    The difference between the amount of income tax benefit recorded and the amount of income tax benefit calculated using the U.S. federal statutory rate of 34% is due to net operating losses not being benefited.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(4) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 1996 and 1997 are presented below (in thousands):

                                                                           YEAR ENDED DECEMBER
                                                                                   31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Deferred tax assets:
Various accruals and reserves not deductible for tax purposes............  $     113  $     229
Property and equipment...................................................         34        134
Capitalized start-up expenditures........................................        117         89
Net operating loss carryforward..........................................      1,855      4,446
Research and development credit carryforward.............................         86        265
                                                                           ---------  ---------
    Total deferred tax assets............................................      2,205      5,163
Valuation allowance......................................................     (2,205)    (5,163)
                                                                           ---------  ---------
    Net deferred tax assets..............................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    As of December 31, 1997, NetGravity Europe Limited had net operating loss carryforwards in the UK of approximately $600,000, which can be used to offset NetGravity Europe Limited's future income. The UK net operating loss can be carried forward indefinitely.

    As of December 31, 1997, the Company has a net operating loss carryforward for federal and state income tax purposes of approximately $9,800,000. In addition, the Company had federal and state research and development credit carryforwards of approximately $145,000 and $120,000, respectively. The Company's federal net operating loss and research and development credit carryforwards will expire in the years 2010 through 2012, if not utilized. The Company's state net operating loss carryforwards will expire in the year 2003. The state research and development credit can be carried forward indefinitely.

    Federal and state tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Section 382 of the Internal Revenue Code. The Company has not yet determined whether an ownership change has occurred.

(5) STOCKHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK

    As of December 31, 1997, the Company had authorized 8,809,156, 8,615,938 and 4,874,482 shares of Series A, B and C convertible preferred stock, respectively. On March 13, 1998, the Company increased the authorized shares of Series C convertible preferred stock to 9,115,100.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
    Convertible preferred stock outstanding consisted of the following numbers of shares (in thousands):


                                                                               MARCH 31, 1998
                                                                        ----------------------------
                                                                                   PRO FORMA NUMBER
                                                      DECEMBER 31,                 OF COMMON SHARES
                                                  --------------------               ISSUABLE UPON
SERIES                                              1996       1997      ACTUAL       CONVERSION
------------------------------------------------  ---------  ---------  ---------  -----------------
A...............................................      4,405      4,405      4,405          2,495
B...............................................         --      4,308      4,308          1,958
C...............................................         --      2,437      3,888          1,767
                                                  ---------  ---------  ---------          -----
                                                      4,405     11,150     12,601          6,220
                                                  ---------  ---------  ---------          -----
                                                  ---------  ---------  ---------          -----


    The rights, preferences and privileges of the holders of preferred stock are as follows:

    - The holders of Series A, B and C convertible preferred stock are entitled to non-cumulative dividends, if and when declared by the Board of Directors, of $0.08, $0.08 and $0.18 per share, respectively.

    - Shares of convertible preferred stock are convertible to common stock at any time at the conversion prices of $1.78, $2.20 and $4.93 per share, for Series A, B and C convertible preferred stock, respectively (as adjusted for the reverse stock split) (See Note 8). The preferred stock automatically converts to common stock upon the closing of an underwritten public offering of the Company's common stock at a per share price of not less than $8.78 per share and gross proceeds of not less than $10,000,000.

    - The holders of convertible preferred stock are protected by certain anti-dilutive provisions.

    - Shares of Series A, B and C convertible preferred stock have a liquidation preference of $1.01, $1.00 and $2.24 per share, respectively, plus any declared and unpaid dividends.

    - The convertible preferred stock votes equally with shares of common stock on an "as if converted" basis.

    No dividends have been declared or paid on the convertible preferred stock or common stock since inception of the Company.

    COMMON STOCK

    In connection with the Board of Directors' revaluation of the Company's fair value in March 1997, the Company repurchased and retired approximately 446,000 shares of common stock previously held by two of the Company's founders, at an average purchase price of $0.22 per share. Additionally, the Company adjusted the conversion price of Series A convertible preferred stock to $1.78 per share of common stock; previously the conversion price was $2.22 per share of common stock. The fair value of the additional shares of common stock that would be issued to the holders of Series A convertible preferred stock upon conversion, due to the reduction in the conversion price, was not significant.

    Common stock issued to certain individuals is subject to repurchase at the option of the Company, at the original issuance price, in the event an individual ceases to be employed by the Company. Such shares are subject to repurchase on a pro rata basis over a four-year period from the date of issuance. As of December 31, 1996 and 1997

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
and March 31, 1998, there were approximately 1,688,000, 628,000 and 524,000 shares, respectively, subject to repurchase, at a weighted average price of $0.07 per share. During 1996 and 1997, and the three months ended March 31, 1998, approximately 439,000, 126,000 and 4,000 shares, respectively, were repurchased.

    As of December 31, 1997, a total of 2,727,570 shares of common stock were authorized for issuance under the 1995 Stock Option Plan (the Plan). Options may be granted at an exercise price not less than 100% of the fair market value, as determined by the Board of Directors, for incentive stock options and 85% of fair market value for nonqualified stock options at the grant date. All options are granted at the discretion of the Company's Board of Directors and have a term not greater than 10 years from the date of grant. Options issued are generally immediately exercisable and generally vest 25% on the first anniversary date and 1/48th of the shares each month thereafter, so that all the shares are vested 48 months after the vesting commencement date.

    As of December 31, 1996 and 1997 and March 31, 1998, approximately 155,000, 569,000, and 742,000, shares, respectively, with weighted-average exercise prices of $0.22 per share, were fully vested.

    A summary of the status of the Company's options under the Plan is as follows:


                                PERIOD FROM SEPTEMBER
                               5, 1995 (INCEPTION) TO   YEAR ENDED DECEMBER 31,  YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED
                                  DECEMBER 31, 1995              1996                     1997                MARCH 31, 1998
                               -----------------------  -----------------------  -----------------------  -----------------------
                                            WEIGHTED-                WEIGHTED-                WEIGHTED-                WEIGHTED-
                                             AVERAGE                  AVERAGE                  AVERAGE                  AVERAGE
                               NUMBER OF    EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    EXERCISE
                                OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                               ----------  -----------  ----------  -----------  ----------  -----------  ----------  -----------
                                                                                                                (UNAUDITED)
Outstanding at beginning of
  period.....................          --   $      --        5,000   $    0.07      456,509   $    0.22    1,312,399   $    0.22
Granted at market value......     547,426        0.07      833,418        0.22      475,193        0.22       17,045        6.60
Granted at less than market
  value......................          --          --           --          --      845,092        0.22       77,785        0.51
Exercised....................    (542,426)       0.07     (309,418)       0.22     (301,009)       0.22      (56,011)       0.22
Canceled.....................          --          --      (72,491)       0.22     (163,386)       0.22      (47,189)       0.22
                               ----------               ----------               ----------               ----------
Options at end of period.....       5,000        0.07      456,509        0.22    1,312,399        0.22    1,304,029        0.27
                               ----------               ----------               ----------               ----------
                               ----------               ----------               ----------               ----------
Options vested at
  period-end.................          --                  154,540                  569,086                  741,953
                               ----------               ----------               ----------               ----------
                               ----------               ----------               ----------               ----------
Weighted-average fair value
  of options granted during
  the period with exercise
  prices equal to market
  value at date of grant.....  $     0.02               $     0.07               $     0.07               $     1.78
                               ----------               ----------               ----------               ----------
                               ----------               ----------               ----------               ----------
Weighted-average fair value
  of options granted during
  the period with exercise
  prices less than market
  value at date of grant.....          --                       --               $     2.05               $     4.55
                               ----------               ----------               ----------               ----------
                               ----------               ----------               ----------               ----------

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options outstanding as of December 31, 1997:

              OPTIONS OUTSTANDING
-----------------------------------------------
                             WEIGHTED-AVERAGE
                                 REMAINING
                             CONTRACTUAL LIFE       OPTIONS
EXERCISE PRICE    NUMBER          (YEARS)           VESTED
--------------  ----------  -------------------  -------------
$0.22            1,311,717            9.36           569,086
$0.55                  682            9.92                --
--------------  ----------                       -------------
$0.22 - $0.55    1,312,399                           569,086
--------------  ----------                       -------------
--------------  ----------                       -------------

    The Company uses the intrinsic value-based method to account for all its employee stock-based compensation arrangements. Accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options at the date of grant, except with respect to certain options granted in 1997 and during the first three months of 1998. The Company has recorded deferred stock compensation expense of $1,784,000 and $390,000 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options granted in 1997 and the first three months of 1998, respectively. Amortization of deferred compensation of approximately $115,000 and $246,000 was recognized in 1997 and the first three months of 1998, respectively.

    Had compensation cost for the Company's stock-based compensation plans been determined consistent with the fair value approach set forth in SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net losses for the period from September 5, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, would have been as follows (in thousands, except per share amounts):

                                                                      PERIOD FROM      YEAR ENDED DECEMBER
                                                                   SEPTEMBER 5, 1995           31,
                                                                    (INCEPTION) TO     --------------------
                                                                   DECEMBER 31, 1995     1996       1997
                                                                  -------------------  ---------  ---------
Net loss--as reported...........................................       $    (195)      $  (4,627) $  (6,882)
Net loss--pro forma.............................................       $    (195)      $  (4,635) $  (6,883)
Basic and diluted net loss per share--as reported...............       $   (0.19)      $   (2.19) $   (2.46)
Basic and diluted net loss per share--pro forma.................       $   (0.19)      $   (2.20) $   (2.46)

    The fair value of options granted during the period from September 5, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997 is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield, risk-free interest rates of 5.6%, 6.0% and 6.1%, respectively, and expected lives of 5 years.

    WARRANTS

    In March 1997, in connection with a lease termination agreement, the Company issued the building landlord a warrant to purchase 6,818 shares of common stock at a purchase price of $0.22 per share. The warrant expires upon the earlier of
(i) five years from the date of issuance or (ii) the closing of an IPO by the Company. The value of the warrant was not significant at the date of grant.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
    In October 1997, in connection with certain consulting activities, the Company committed to deliver a warrant to purchase 9,090 shares of common stock at a purchase price of $0.22 per share. The value of the warrant was not significant at the date of grant.

    In January 1998, in connection with a non-employee compensation matter, the Company committed to deliver a warrant to purchase 11,742 shares of common stock at a purchase price of $0.22 per share. The value of the warrant was not significant at the date of grant.

(6) COMMITMENTS

    The Company leases its facilities under various operating lease agreements that expire on various dates through May 1998. As of December 31, 1997, the remaining future minimum payments for these facilities total $147,000. Total rent expense, including month to month arrangements, was $13,000, $149,000 and $313,000 for the period from September 5, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively.

(7) GEOGRAPHIC AND SEGMENT INFORMATION

    The Company licenses and markets its products primarily from its operations in the United States, and operates in a single industry segment. Information regarding operations in different geographic regions is as follows (in thousands):

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Export sales to customers located in:
  Europe.................................................................  $  --      $     250
  Asia...................................................................     --            237
                                                                           ---------  ---------
    Total................................................................  $  --      $     487
                                                                           ---------  ---------
                                                                           ---------  ---------
Loss from operations:
  United States..........................................................  $  (4,681) $  (6,072)
  Europe.................................................................         --       (800)
                                                                           ---------  ---------
    Total................................................................  $  (4,681) $  (6,872)
                                                                           ---------  ---------
                                                                           ---------  ---------
Identifiable assets:
  United States..........................................................  $   3,159  $   9,139
  Europe.................................................................         --        748
                                                                           ---------  ---------
    Total................................................................  $   3,159  $   9,887
                                                                           ---------  ---------
                                                                           ---------  ---------

    For the period from September 5, 1995 (inception) to December 31, 1995, there were no significant export sales or operations in Europe or Asia. The Company began operations in Japan in April 1998.

    No single customer accounted for greater than 10% of revenues in any period reported.

                        NETGRAVITY, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(8) SUBSEQUENT EVENTS


    On April 23, 1998, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) permitting the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all currently outstanding shares of preferred stock will automatically convert into approximately 6,220,000 shares of common stock upon the closing of the proposed IPO. The conversion of the preferred stock has been reflected in the pro forma balance sheet as of March 31, 1998. Effective upon the closing of the IPO, the Company will be authorized to issue 5,000,000 shares of undesignated preferred stock.



    The Company's Board of Directors approved a 1-for-2.2 reverse split of the Company's common stock (approved by the stockholders effective as of May 8, 1998) to be effected at or prior to the effectiveness of the IPO. All common share amounts in the accompanying consolidated financial statements have been adjusted retroactively.



    The Company's Board of Directors adopted the 1998 Stock Plan (the "1998 Plan") on April 23, 1998 (approved by the stockholders effective as of May 8,
1998). The 1998 Plan provides for the grant of incentive and nonstatutory stock options and stock purchase rights to employees, directors and consultants. A total of 2,000,000 shares of common stock, plus annual increases equal to the lesser of (i) 1,000,000 shares, (ii) 5% of the outstanding shares, or (iii) a lesser amount determined by the Board of Directors, are proposed to be reserved for issuance pursuant to the 1998 Plan.



    The Company's Board of Directors adopted the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") on April 23, 1998 (approved by the stockholders effective as of May 8, 1998). A total of 200,000 shares of common stock are proposed to be reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of (i) 750,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors.



    The Company's Board of Directors also adopted the 1998 Director Option Plan (the "Director Plan") on April 23, 1998 (approved by the stockholders effective as of May 8, 1998). The Director Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company or affiliates thereof. A total of 200,000 shares of common stock have been proposed to be reserved for issuance under the Director Plan plus annual increases to maintain 200,000 shares of common stock reserved for additional option grants.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC Registration Fee............................................  $  11,196
NASD Filing Fee.................................................      4,295
Nasdaq National Market Listing Fee..............................     27,625
Printing Fees and Expenses......................................    200,000
Legal Fees and Expenses.........................................    400,000
Accounting Fees and Expenses....................................    300,000
Blue Sky Fees and Expenses......................................      5,000
Transfer Agent and Registrar Fees...............................     15,000
Miscellaneous...................................................    336,884
                                                                  ---------
    Total.......................................................  $1,300,000
                                                                  ---------
                                                                  ---------



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article Nine of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors, officers or employee benefit plan fiduciaries, to the fullest extent not prohibited by Delaware law.

    Article VI of the Registrant's Bylaws provides for the indemnification of directors and officers if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his conduct was unlawful.
Article VI also permits the Company to advance expenses incurred by indemnified directors or officers in connection with the defense of any action or proceeding arising out of such directors' or officers' status or service as directors or officers of the Company upon an undertaking by such directors or officers to repay such advances if it is ultimately determined that such directors or officers are not entitled to such indemnification.

    The Registrant has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Registrant's Amended and Restated Bylaws. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees and associated legal expenses), judgments, fines and amounts paid in settlement amounts if such settlement is approved in advance by the Registrant, which approval shall not be unreasonably withheld, actually and reasonably incurred by any such person in any action, suit, proceeding or alternative dispute resolution mechanism arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    1. In September 1995 the Registrant issued and sold an aggregate of 2,454,544 shares of Common Stock to two founders of the Registrant at a purchase price of approximately $0.06 per share for an aggregate purchase price of $150,000. In October 1995 the Registrant issued 548,590 shares of Common Stock to another founder in consideration of such founder accepting employment with the Registrant.


    2. In September 1995 the Registrant issued and sold an aggregate of 818,181 shares of Common Stock at a purchase price of approximately $0.06 per share for an aggregate purchase price of $49,860 and issued promissory notes for an aggregate amount of $450,000.


    3. Between January 1996 and April 1996 the Registrant issued and sold an aggregate of 4,404,578 shares of Series A Preferred Stock convertible into 2,494,147 shares of Common Stock for consideration consisting of cash in the aggregate amount of $3,556,348.37 and the cancellation of Promissory Notes referred to above.



    4. In March 1997 the Registrant issued and sold an aggregate of 4,307,969 shares of Series B Preferred Stock convertible into 1,958,158 shares of Common Stock at a purchase price of $0.9982 per share for an aggregate purchase price of $4,299,999.24.


    5. In October 1997 the Registrant issued 11,362 shares of Common Stock to consultants in consideration for services rendered.


    6. In November 1997 and March 1998 the Registrant issued and sold an aggregate of 3,887,978 shares of Series C Preferred Stock convertible into 1,767,261 shares of Common Stock for aggregate net proceeds to the Registrant of $8,683,000, or approximately $2.24 per share.


    7. In November 1997 the Registrant issued 15,909 shares of Common Stock to a former employee in connection with the termination of such employee's employment with the Registrant.


    8. From September 1995 through April 30, 1998 the Registrant granted options under the 1995 Stock Plan to purchase an aggregate of 3,219,772 shares of the Registrant's Common Stock at exercise prices ranging from $0.06 to $6.60 to 145 employees, directors and consultants.



    9. From September 1995 through April 30, 1998 the Registrant issued an aggregate of 1,205,861 shares of Common Stock pursuant to option exercises at exercise prices ranging from $0.0277 to $0.22 to 62 employees, directors and consultants.



    10. From September 1995 through April 30, 1998, the Registrant issued warrants exercisable for an aggregate of 27,650 shares of Common Stock at an exercise price of $0.22 per share.


    The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following exhibits are attached hereto and incorporated herein by reference.


 +1.1  Form of Underwriting Agreement.
 +3.1  Amended and Restated Certificate of Incorporation of the Registrant.
 +3.2  Form of Certificate of Amendment to Amended and Restated Certificate of
         Incorporation.
 +3.3  Amended and Restated Bylaws of the Registrant.

 *4.1  Specimen certificate representing shares of Common Stock of the
         Registrant.
 +4.2  Second Amended and Restated Registration and Information Rights Agreement.
 *5.1  Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
+10.1  Form of Indemnification Agreement for Directors and Officers of the
         Registrant.
 10.2  1995 Stock Option Plan.
+10.3  1998 Stock Option Plan, together with form of Stock Option Agreement and form of Stock Issuance Agreement.
+10.4  1998 Employee Stock Purchase Plan.
+10.5  1998 Director Option Plan.
+10.6  Lease dated September 29, 1995 for the Registrant's headquarters in San
         Mateo, CA.
+10.7  Lease dated March 2, 1998 for the Registrant's offices in New York, NY.
+10.8  Employment and Severance Agreement dated March 31, 1998 by and between the
         Registrant and Stephen E. Recht.
 10.9  Professional Services Agreement dated March 27, 1997 by and between the
         Registrant and Protege Software (Holdings) Limited as amended by
         Amendment dated May 13, 1998.
+10.10 Common Stock Repurchase Agreement and Clarification of Founder's Stock
         Purchase Agreement dated March 12, 1997 by and between the Registrant and John W. Danner.
+10.11 Common Stock Repurchase Agreement and Clarification of Founder's Stock
         Purchase Agreement dated March 12, 1997 by and between the Registrant and Thomas A. Shields.
+10.12 Employment Agreement dated April 22, 1998 by and between the Registrant and Susan Atherton.
 10.13 401(k) Plan.
 10.14 Employment Agreement dated May 12, 1998 by and between the Registrant and
         Jitendra Valera.
 10.15 Consultant and Representative Agreement dated June 1, 1998 by and between the Registrant and Asia Pacific Ventures Co.
+11.1  Statement Regarding Computation of Earnings Per Share (contained in Note 1 of the Notes to Financial Statements).
+21.1  List of Subsidiaries of the Registrant.
 23.1  Consent of Independent Auditors.
*23.2  Consent of Counsel (included in Exhibit 5.1).
+24.1  Power of Attorney.
+27.1  Financial Data Schedule (Fiscal 1997).
+27.2  Financial Data Schedule (First Quarter 1998).


---------

*   To be filed by amendment.

+   Previously filed.

    (b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not, applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 14th day of May, 1998.


                                NETGRAVITY, INC.

                                By:              /s/ JOHN W. DANNER
                                     -----------------------------------------
                                                   John W. Danner
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
      /s/ JOHN W. DANNER          Chief Executive Officer
------------------------------    (principal executive         May 14, 1998
        John W. Danner            officer)

                                Chief Financial Officer
     /s/ STEPHEN E. RECHT         and Secretary (principal
------------------------------    financial and accounting     May 14, 1998
       Stephen E. Recht           officer)

      JOHN D. D. KOHLER*
------------------------------  Director                       May 14, 1998
      John D. D. Kohler

     JONATHAN D. LAZARUS*
------------------------------  Director                       May 14, 1998
     Jonathan D. Lazarus

     ALEXANDER R. SLUSKY*
------------------------------  Director                       May 14, 1998
     Alexander R. Slusky

*By:         /s/ STEPHEN E.
RECHT
    --------------------------
                Stephen E.
    Recht
                ATTORNEY-IN-FACT

                    INDEPENDENT AUDITOR'S REPORT ON SCHEDULE


The Board of Directors and Stockholders
NetGravity, Inc.:


Under date of April 17, 1998, except as to Note 8, which is as of May 8, 1998, we reported on the consolidated balance sheets of NetGravity, Inc. and subsidiary as of December 31, 1997, and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from September 5, 1995 (inception) through December 31, 1995 and for each of the years in the two-year period ended December 31, 1997, as contained in the Registration Statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.


In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
April 17, 1998

                                                                     SCHEDULE II

                                NETGRAVITY, INC.
                      VALUATION AND QUALIFYING ACCOUNTS--
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                 (IN THOUSANDS)

                                                                                 ADDITIONS
                                                        BALANCE AT BEGINNING    CHARGED TO                   BALANCE AT END
                                                              OF PERIOD           EXPENSE      DEDUCTIONS       OF PERIOD
                                                        ---------------------  -------------  -------------  ---------------
Year ended December 31, 1995                                  $      --          $      --      $      --       $      --
Year ended December 31, 1996                                         --                197             28             169
Year ended December 31, 1997                                        169                 67             13             223

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
------
 +1.1  Form of Underwriting Agreement.
 +3.1  Amended and Restated Certificate of Incorporation of the Registrant.
 +3.2  Form of Certificate of Amendment to Amended and Restated Certificate of
         Incorporation.
 +3.3  Amended and Restated Bylaws of the Registrant.
 *4.1  Specimen certificate representing shares of Common Stock of the
         Registrant.
 +4.2  Second Amended and Restated Registration and Information Rights Agreement.
 *5.1  Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
+10.1  Form of Indemnification Agreement for Directors and Officers of the
         Registrant.
 10.2  1995 Stock Option Plan.
+10.3  1998 Stock Option Plan, together with form of Stock Option Agreement and form of Stock Issuance Agreement.
+10.4  1998 Employee Stock Purchase Plan.
+10.5  1998 Director Option Plan.
+10.6  Lease dated September 29, 1995 for the Registrant's headquarters in San
         Mateo, CA.
+10.7  Lease dated March 2, 1998 for the Registrant's offices in New York, NY.
+10.8  Employment and Severance Agreement dated March 31, 1998 by and between the
         Registrant and Stephen E. Recht.
 10.9  Professional Services Agreement dated March 27, 1997 by and between the
         Registrant and Protege Software (Holdings) Limited as amended by
         Amendment dated May 13, 1998.
+10.10 Common Stock Repurchase Agreement and Clarification of Founder's Stock
         Purchase Agreement dated March 12, 1997 by and between the Registrant and John W. Danner.
+10.11 Common Stock Repurchase Agreement and Clarification of Founder's Stock
         Purchase Agreement dated March 12, 1997 by and between the Registrant and Thomas A. Shields.
+10.12 Employment Agreement dated April 22, 1998 by and between the Registrant and Susan Atherton.
 10.13 401(k) Plan.
 10.14 Employment Agreement dated May 12, 1998 by and between the Registrant and
         Jitendra Valera.
 10.15 Consultant and Representative Agreement dated June 1, 1998 by and between the Registrant and Asia Pacific Ventures Co.
+11.1  Statement Regarding Computation of Earnings Per Share (contained in Note 1 of the Notes to Financial Statements).
+21.1  List of Subsidiaries of the Registrant.
 23.1  Consent of Independent Auditors.
*23.2  Consent of Counsel (included in Exhibit 5.1).
+24.1  Power of Attorney.
+27.1  Financial Data Schedule (Fiscal 1997).
+27.2  Financial Data Schedule (First Quarter 1998).


---------

*   To be filed by amendment.

+   Previously filed.